82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

02032369

REGISTRANT'S NAME Shangri-La Asia Ltd

*CURRENT ADDRESS

PROCESSED
MAY 30 2002
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 5006 FISCAL YEAR 12-31-01

*Complete for initial submissions only ** Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	*(INITIAL FILING)*	☐	*AR/S*	*(ANNUAL REPORT)*	☑
12G32BR	*(REINSTATEMENT)*	☐	*SUPPL*	*(OTHER)*	☐
DEF 14A	*(PROXY)*	☐			

OICF/BY: dlw

DATE : 4/22-02



ANNUAL REPORT 2001

SHANGRI-LA
ASIA LIMITED
(Incorporated in Bermuda with limited liability)
香格里拉(亞洲)有限公司



Kowloon Shangri... Hong

Contents

Corporate Information (As at 22 March 2002)

Board of Directors

Executive Directors

Mr YE Longfei
(Chairman)
Mr KUOK Khoon Ho
(Deputy Chairman and Managing Director)
Mr Thaddeus Thomas BECZAK
Mr Giovanni ANGELINI
Mr LUI Man Shing

Non-Executive Directors

Madam KUOK Oon Kwong
Mr John David HAYDEN
Mr HO Kian Guan
Mr LEE Yong Sun
Mr QUEK Poh Huat*
Mr Alexander Reid HAMILTON*
Mr HO Kian Cheong
(Alternate to Mr HO Kian Guan)

* *Independent Non-Executive Directors*

Remuneration Committee

Mr YE Longfei
(Chairman)
Mr KUOK Khoon Ho
Mr Thaddeus Thomas BECZAK
Mr HO Kian Guan
Mr QUEK Poh Huat

Audit Committee

Mr Alexander Reid HAMILTON
(Chairman)
Mr HO Kian Guan
Mr QUEK Poh Huat

Company Secretary

Ms KO Sau Lai

Auditors

PricewaterhouseCoopers
Certified Public Accountants
22nd Floor
Prince's Building
Central
Hong Kong

Principal Banker

The Hongkong and Shanghai Banking Corporation Limited
1 Queen's Road Central
Hong Kong

Hong Kong Legal Advisers

Clifford Chance
30th Floor
Jardine House
1 Connaught Place
Central
Hong Kong

Bermuda Legal Advisers

Appleby Spurling & Kempe
5511
The Center
99 Queen's Road Central
Central
Hong Kong

Registered Address

Cedar House
41 Cedar Avenue
Hamilton HM12
Bermuda

Head Office and Principal Place of Business

21st Floor
CITIC Tower
No. 1 Tim Mei Avenue
Central
Hong Kong

Principal Share Registrars

Butterfield Corporate Services Limited
Rosebank Centre
11 Bermudiana Road
Pembroke
Bermuda

Branch Share Registrars in Hong Kong

Abacus Share Registrars Limited
5th Floor, Wing On Centre
111 Connaught Road Central
Hong Kong

Company's website: http://www.shangri-la.com
Financial information: http://www.irasia.com/listco/hk/shangrila

THE AWARD-WINNING HOTEL GROUP

FAR EASTERN ECONOMIC REVIEW

2001 Preferred Hotel Chain

READER'S DIGEST

2001 Outstanding Brand Performance in Asia

WORLD TRAVEL AWARDS

2001 Asia Pacific's Leading Hotel Group

TTG ASIA

2001 Best Hotel Chain

TRAVEL WEEKLY (UK)

2001 Best Asia Pacific Hotel Group

BUSINESS TRAVELLER (ASIA PACIFIC)

2001 Best Business Hotel Chain in Asia Pacific

BUSINESS TRAVELLER (EUROPE)

2001 Best Business Hotel Chain in Asia Pacific

TIME TRAVELER

2001 Preferred Hotel/Chain, Favourite Business Hotels & Favourite Resort Hotels

GLOBAL FINANCE

2001 Best Company in the Hotel Sector in Asia

Hotel, Property and Project Information

A. OPERATING HOTELS, PROPERTIES AND DEVELOPING PROJECTS OWNED BY THE GROUP AS AT 31 DECEMBER 2001

a. Operating Hotels (managed by the Group)

			Available Rooms	Commercial/ Office (sqm)	No. of Apartments
The People's Republic of China					
Hong Kong		Island Shangri-La	565		
		Kowloon Shangri-La	724		
Mainland China	Beihai	Shangri-La Hotel	362		
	Beijing	Shangri-La Hotel	657		
		China World Hotel	728		
		Traders Hotel	552		
		The Kerry Centre Hotel	487		
	Changchun	Shangri-La Hotel	458	5,371	63
	Dalian	Shangri-La Hotel	562		
	Hangzhou	Shangri-La Hotel	384		
	Harbin	Shangri-La Hotel	346		
	Qingdao	Shangri-La Hotel	420		
	Shanghai	Pudong Shangri-La	606		
	Shenyang	Traders Hotel	588		
	Shenzhen	Shangri-La Hotel	522		
	Wuhan	Shangri-La Hotel	505		
	Xian	Shangri-La Golden Flower Hotel	423		
The Philippines	Cebu	Shangri-La's Mactan Island Resort	543		
	Manila	Edsa Shangri-La	649		
		Makati Shangri-La	703		
Singapore		Shangri-La Hotel	760		
		Shangri-La's Rasa Sentosa Resort	459		
		Traders Hotel	547		
Thailand	Bangkok	Shangri-La Hotel	850		
Malaysia	Kota Kinabalu	Shangri-La's Rasa Ria Resort, Dalit Bay Golf & Country Club, Sabah	330		
	Kuala Lumpur	Shangri-La Hotel	713		
	Penang	Shangri-La Hotel	445		
		Shangri-La's Golden Sands Resort	395		
		Shangri-La's Rasa Sayang Resort	514		
Indonesia	Jakarta	Shangri-La Hotel	668		
Fiji		Shangri-La's Fijian Resort, Yanuca Island	436		
		Fiji Mocambo, Nadi	128		
Myanmar	Yangon	Traders Hotel	392		
		Total	17,421	5,371	63

b. Operating Properties (managed by the Group)

			Commercial/ Office (sqm)	No. of Apartments
The People's Republic of China				
Mainland China	Dalian	Century Tower Apartments		195
Singapore		Shangri-La Apartments		127
		Shangri-La Residences		55
Thailand	Bangkok	Chao Phya Tower	7,996	
Malaysia	Kuala Lumpur	UBN Apartments		59
		UBN Tower	32,674	
		Total	40,670	436

c. Operating Hotels (not managed by the Group)

			Available Rooms
The People's Republic of China			
Mainland China	Shanghai	Portman Ritz-Carlton Hotel	564
		Total	564

d. Operating Properties (not managed by the Group)

			Commercial/ Office (sqm)	No. of Apartments
The People's Republic of China				
Mainland China	Beijing	China World Trade Center	141,535	821
		Beijing Kerry Centre	93,160	195
	Shanghai	Shanghai Centre	33,095	472
		Shanghai Kerry Centre	40,031	133
Singapore		Tanglin Mall	11,256	
		Tanglin Place	3,185	
Malaysia	Johor Bahru	Part of City Square	13,383	
		Total	335,645	1,621

e. Developing Projects (managed by the Group)

			Projected Opening	Projected Rooms	Projected Commercial/ Office(sqm)	Projected No. of Apartments
The People's Republic of China						
Mainland China	Shanghai	Pudong Shangri-La (Phase II)	Early 2005	348		20
		Jingan Nanli Shangri-La	Mid 2005	640	46,000	
	Fuzhou	Shangri-La Hotel	Early 2004	416		
		Total		1,404	46,000	20

Hotel, Property and Project Information

B. OPERATING HOTELS AND DEVELOPING PROJECTS NOT OWNED BUT MANAGED BY THE GROUP AS AT 31 DECEMBER 2001

a. **Operating Hotels**

			Available Rooms
The People's Republic of China			
Mainland China	Nanjing	Shangri-La Dingshan	246
Indonesia	Surabaya	Shangri-La Hotel[1]	389
Malaysia	Kota Kinabalu	Shangri-La's Tanjung Aru Resort	495
The Philippines	Manila	Traders Hotel	294
Taiwan	Taipei	Far Eastern Plaza Hotel	422
		Total	1,846

b. **Developing Projects**

			Projected Opening	Projected Rooms	Projected No. of Apartments
The People's Republic of China					
Mainland China	Nanjing	Shangri-La Dingshan (Phase II)	Mid 2003	309	
	Zhengzhou	Shangri-La Hotel	Mid 2003	280	
	Zhongshan	Shangri-La Hotel[2]	Mid 2003	400	
	Sanya	Shangri-La's Sunny Bay Resort	Mid 2005	555	
Sultanate of Oman	Muscat	Shangri-La's Barr Al Jissah Resort	Early 2005	700	
United Arab Emirates	Dubai	Shangri-La Hotel	Mid 2002	301	192
		Traders Hotel	Mid 2003	247	
		Total		2,792	192

Notes:
1. The Group has an effective 9.91% equity interest in Shangri-La Hotel, Surabaya as at 31 December 2001.
2. The Group has acquired 51% of the total registered capital of Shangri-La Hotel, Zhongshan in March 2002.


Middle East
Dubai
Muscat
Harbin
Changchun
Shenyang
Beijing
Dalian
Qingdao
Zhengzhou
Xian
Nanjing
Shanghai
Wuhan
Hangzhou
Fuzhou
Taipei
Shenzhen
Zhongshan
Hong Kong
Beihai
Sanya
Yangon
Bangkok
Manila
Fiji
Cebu
Penang
Kota Kinabalu
Kuala Lumpur
Johor Bahru
Singapore
Jakarta
Surabaya

Financial Highlights

FINANCIAL HIGHLIGHTS	2001 US$ Million	Restated 2000 US$ Million	2001/2000 % Change	Restated 1999 US$ Million	Restated 1998 US$ Million	Restated 1997 US$ Million
CONSOLIDATED						
Turnover	**600**	684	-12%	486	379	420
Profit attributable to shareholders	**59**	92	-36%	81	43	77
Dividends	**42**	43	-1%	42	35	66
Shareholders' equity	**2,881**	2,966	-3%	2,726	2,182	2,497
Net borrowings to shareholders' equity ratio	**35.5%**	34.1%	4%	42.2%	39.6%	27.6%
Earnings per share (in US cents)	**2.63**	4.14	-37%	4.28	2.42	4.68
Dividends per share (in HK cents)	**15.00**	15.00	-	15.00	15.00	30.00
Net asset value per share (in US dollars)	**1.32**	1.34	-1%	1.23	1.22	1.39

Operating Profit Before Finance Cost* by Geographical Area


US$ Million
107
82
117
198
156
1997
1998
1999
2000
2001
(20)

* Before corporate expenses, properties valuation deficit/surplus, impairment loss on projects, exchange loss on devaluation of foreign currency gain/loss on investments and amortisation of goodwill

Hong Kong
Mainland China
The Philippines
Singapore, Malaysia & Thailand
Other Areas
Hotel management

Shareholders' Equity


US$ Million
2,497
2,182
2,726
2,966
2,881
1997
1998
1999
2000
2001

Share of Results of Associated Companies* by Geographical Area


US$ Million
79
59
39
39
40
1997
1998
1999
2000
2001
(10)

* Before properties valuation deficit/surplus and other non-operating items

Mainland China
Singapore, Malaysia & Thailand
Other Areas

Earnings Per Share


US Cents
4.68
2.42
4.28
4.14
2.63
1997
1998
1999
2000
2001

Operating Statistics and Revenue Analysis

Hotels	Group's effective interests (As at 31 December 2001)	2001	2000	Year 1999	1998	1997
The People's Republic of China						
Hong Kong						
Kowloon Shangri-La	100%					
Average No. of available rooms		725	725	725	725	724
Occupancy		61.1%	75.8%	66.1%	60.2%	66.8%
Average transient rates (US$)		172	167	164	176	243
Island Shangri-La	80%					
Average No. of available rooms		565	565	565	565	565
Occupancy		70.6%	82.7%	73.1%	62.5%	72.7%
Average transient rates (US$)		228	219	196	228	297
Mainland China						
Shangri-La Hotel, Beijing	49%					
Average No. of available rooms		657	655	657	657	657
Occupancy		58.7%	65.7%	67.6%	66.7%	64.3%
Average transient rates (US$)		75	74	68	79	107
China World Hotel, Beijing	50%					
Average No. of available rooms		729	736	738	738	738
Occupancy		57.5%	68.8%	68.5%	70.7%	62.7%
Average transient rates (US$)		123	109	103	120	156
Traders Hotel, Beijing	50%					
Average No. of available rooms		552	552	552	564	561
Occupancy		72.5%	82.7%	70.3%	75.5%	66.7%
Average transient rates (US$)		77	69	69	72	79
Portman Ritz-Carlton Hotel, Shanghai	30%					
Average No. of available rooms		564	564	544	520	600
Occupancy		74.7%	72.9%	71.5%	69.6%	75.4%
Average transient rates (US$)		138	118	108	133	145
Shangri-La Hotel, Hangzhou	45%					
Average No. of available rooms		384	385	389	387	387
Occupancy		65.1%	49.4%	55.9%	68.1%	73.2%
Average transient rates (US$)		89	97	77	83	96
Shangri-La Hotel, Shenzhen	51.30%					
Average No. of available rooms		522	522	522	522	523
Occupancy		76.5%	83.6%	80.8%	72.1%	74.0%
Average transient rates (US$)		87	88	76	85	87
Shangri-La Golden Flower Hotel, Xian	100%					
Average No. of available rooms		423	423	446	435	435
Occupancy		68.5%	75.0%	68.8%	69.8%	67.2%
Average transient rates (US$)		62	58	54	55	52
Shangri-La Hotel, Beihai	97%					
Average No. of available rooms		363	362	362	362	364
Occupancy		38.9%	47.6%	41.4%	41.0%	40.6%
Average transient rates (US$)		39	39	42	49	48
Shangri-La Hotel, Changchun	90%					
Average No. of available rooms		458	458	458	458	457
Occupancy		61.8%	57.3%	57.0%	50.8%	47.8%
Average transient rates (US$)		64	58	58	61	62

Operating Statistics and Revenue Analysis

Hotels	Group's effective interests (As at 31 December 2001)	2001	2000	Year 1999	1998	1997
Mainland China (Cont'd)						
Traders Hotel, Shenyang	97%					
Average No. of available rooms		588	588	588	588	584
Occupancy		62.2%	64.4%	72.2%	69.5%	61.2%
Average transient rates (US$)		53	53	57	62	66
Shangri-La Hotel, Qingdao	100%					
Average No. of available rooms		420	420	420	420	384
Occupancy		64.8%	67.0%	63.2%	62.0%	58.0%
Average transient rates (US$)		66	73	72	73	79
Shangri-La Hotel, Dalian	90%					
Average No. of available rooms		562	562	562	494	220
Occupancy		63.3%	68.0%	58.3%	55.7%	81.7%
Average transient rates (US$)		71	66	64	73	82
Pudong Shangri-La, Shanghai	100%					
Average No. of available rooms		609	612	612	576	N/A
Occupancy		70.8%	76.5%	62.2%	48.2%	N/A
Average transient rates (US$)		134	112	101	102	N/A
Shangri-La Hotel, Harbin	95%					
Average No. of available rooms		346	346	346	N/A	N/A
Occupancy		60.7%	67.0%	63.9%	N/A	N/A
Average transient rates (US$)		57	53	47	N/A	N/A
Shangri-La Hotel, Wuhan	92%					
Average No. of available rooms		505	507	507	N/A	N/A
Occupancy		48.2%	60.5%	56.2%	N/A	N/A
Average transient rates (US$)		63	57	55	N/A	N/A
The Kerry Centre Hotel, Beijing	23.75%					
Average No. of available rooms		487	487	455	N/A	N/A
Occupancy		68.4%	71.3%	60.2%	N/A	N/A
Average transient rates (US$)		118	98	74	N/A	N/A
The Philippines						
Makati Shangri-La, Manila	100%					
Average No. of available rooms		703	702	703	703	703
Occupancy		41.6%	69.8%	77.3%	71.3%	80.8%
Average transient rates (US$)		144	144	152	177	187
Edsa Shangri-La, Manila	100%					
Average No. of available rooms		650	651	652	617	440
Occupancy		56.8%	68.6%	66.6%	65.2%	78.2%
Average transient rates (US$)		81	87	99	108	133
Shangri-La's Mactan Island Resort, Cebu	100%					
Average No. of available rooms		543	543	543	546	410
Occupancy		58.5%	72.8%	67.1%	53.0%	75.5%
Average transient rates (US$)		107	108	100	116	133

Operating Statistics and Revenue Analysis

Hotels	Group's effective interests (As at 31 December 2001)	2001	2000	Year 1999	1998	1997
Malaysia						
*Shangri-La Hotel, Kuala Lumpur	55.12%					
Average No. of available rooms		714	717	716	714	719
Occupancy		59.4%	69.8%	56.7%	56.3%	63.5%
Average transient rates (US$)		61	57	54	66	74
*Shangri-La Hotel, Penang	33.07%					
Average No. of available rooms		445	445	445	445	445
Occupancy		54.2%	67.6%	65.0%	56.8%	66.2%
Average transient rates (US$)		41	42	38	47	50
*Shangri-La's Rasa Sayang Resort, Penang	55.12%					
Average No. of available rooms		514	514	514	514	514
Occupancy		68.6%	82.6%	78.1%	75.2%	64.6%
Average transient rates (US$)		79	74	68	60	65
*Shangri-La's Golden Sands Resort, Penang	55.12%					
Average No. of available rooms		395	395	395	395	395
Occupancy		61.2%	80.5%	82.0%	72.4%	59.0%
Average transient rates (US$)		54	50	45	42	47
*Shangri-La's Rasa Ria Resort, Dalit Bay Golf & Country Club, Sabah	52.34%					
Average No. of available rooms		330	327	324	324	324
Occupancy		61.8%	79.4%	69.5%	52.1%	55.1%
Average transient rates (US$)		52	47	41	41	46
Myanmar						
*Traders Hotel, Yangon	56.14%					
Average No. of available rooms		392	392	392	397	407
Occupancy		35.6%	34.9%	28.0%	21.0%	24.0%
Average transient rates (US$)		40	41	41	56	83
Singapore						
*Shangri-La Hotel	99.11%					
Average No. of available rooms		760	760	760	781	823
Occupancy		67.5%	75.5%	54.9%	36.0%	68.6%
Average transient rates (US$)		143	140	131	150	148
*Shangri-La's Rasa Sentosa Resort	59.47%					
Average No. of available rooms		459	459	459	459	459
Occupancy		70.9%	78.4%	79.1%	75.3%	81.8%
Average transient rates (US$)		88	88	84	90	97
*Traders Hotel	40.48%					
Average No. of available rooms		547	547	547	547	547
Occupancy		75.1%	85.0%	77.8%	73.0%	85.7%
Average transient rates (US$)		89	88	84	96	96
Thailand						
*Shangri-La Hotel, Bangkok	73.61%					
Average No. of available rooms		850	850	850	850	856
Occupancy		57.3%	67.7%	69.3%	74.4%	62.6%
Average transient rates (US$)		98	99	92	76	61

* *Hotels acquired by the Group in late 1999. Operating statistics of the last three years are given for reference purpose.*

Operating Statistics and Revenue Analysis

Hotels	Group's effective interests (As at 31 December 2001)	2001	2000	Year 1999	1998	1997
Indonesia						
Shangri-La Hotel, Jakarta	25%					
Average No. of available rooms		668	668	668	668	668
Occupancy		20.8%	43.9%	46.8%	39.1%	73.0%
Average transient rates (US$)		104	112	95	104	140
Fiji						
Shangri-La's Fijian Resort, Yanuca Island	71.64%					
Average No. of available rooms		436	436	436	436	436
Occupancy		61.4%	38.9%	81.2%	74.3%	71.5%
Average transient rates (US$)		69	92	97	93	126
Fiji Mocambo, Nadi	71.64%					
Average No. of available rooms		128	128	128	128	128
Occupancy		68.4%	66.8%	84.1%	71.2%	77.9%
Average transient rates (US$)		44	47	49	46	65
Properties						
China World Trade Center						
Phase I	40%					
Commercial						
Average lettable area (sq.m.)		21,099	20,959	25,524	17,659	18,119
Occupancy		97.1%	90.1%	36.7%	94.7%	91.5%
Average rate per sq.m. per month (US$)		40	34	25	38	41
Offices						
Average lettable area (sq.m.)		63,464	63,875	63,576	65,644	65,644
Occupancy		95.2%	95.5%	84.5%	80.3%	89.6%
Average rate per sq.m. per month (US$)		30	28	38	58	67
Serviced Apartments						
Average lettable area (sq.m.)		41,654	38,016	51,078	51,078	51,078
Occupancy		62.5%	78.5%	67.9%	79.2%	83.5%
Average rate per sq.m. per month (US$)		31	29	36	47	56
Phase I	50%					
Century Apartments						
Average lettable area (sq.m.)		31,802	29,152	N/A	N/A	N/A
Occupancy		62.3%	44.6%	N/A	N/A	N/A
Average rate per sq.m. per month (US$)		14	14	N/A	N/A	N/A
Phase II	43%					
Commercial						
Average lettable area (sq.m.)		5,780	5,803	N/A	N/A	N/A
Occupancy		95.3%	85.2%	N/A	N/A	N/A
Average rate per sq.m. per month (US$)		37	36	N/A	N/A	N/A
Offices						
Average lettable area (sq.m.)		50,686	51,175	N/A	N/A	N/A
Occupancy		97.9%	79.2%	N/A	N/A	N/A
Average rate per sq.m. per month (US$)		27	16	N/A	N/A	N/A
Total Rental Revenue (US$ '000)		65,933	53,669	46,166	71,570	89,320

Operating Statistics and Revenue Analysis

Properties	Group's effective interests (As at 31 December 2001)	2001	2000	Year 1999	1998	1997
Shanghai Centre	30%					
Commercial						
Average lettable area (sq.m.)		7,102	7,109	7,109	7,109	7,109
Occupancy		86.0%	91.3%	98.5%	98.4%	98.2%
Average rate per sq.m. per month (US$)		52	49	58	62	58
Offices						
Average lettable area (sq.m.)		25,993	23,945	25,562	25,562	25,562
Occupancy		92.0%	95.7%	82.5%	85.2%	90.7%
Average rate per sq.m. per month (US$)		24	33	49	71	84
Serviced Apartments						
Average lettable area (sq.m.)		39,780	39,780	39,780	39,780	39,780
Occupancy		77.7%	79.5%	77.0%	82.3%	87.9%
Average rate per sq.m. per month (US$)		38	42	55	72	75
Total Rental Revenue (US$ '000)		25,492	29,166	37,591	52,179	60,215
Shangri-La Hotel, Changchun	90%					
Commercial						
Average lettable area (sq.m.)		1,119	1,076	890	879	879
Occupancy		94.5%	86.7%	51.3%	73.0%	91.4%
Average rate per sq.m. per month (US$)		32	29	38	43	44
Offices						
Average lettable area (sq.m.)		4,006	3,923	2,781	2,781	2,781
Occupancy		69.4%	61.3%	78.5%	62.0%	17.2%
Average rate per sq.m. per month (US$)		19	20	21	21	24
Serviced Apartments						
Average lettable area (sq.m.)		4,073	4,073	4,073	4,073	4,073
Occupancy		56.3%	63.0%	64.8%	64.8%	50.5%
Average rate per sq.m. per month (US$)		30	32	31	29	33
Total Rental Revenue (US$ '000)		1,866	1,912	1,731	1,686	1,384
Century Tower Apartments, Dalian	100%					
Serviced Apartments						
Average lettable area (sq.m.)		28,565	28,611	28,624	17,978	7,333
Occupancy		40.6%	38.1%	31.5%	36.8%	49.6%
Average rate per sq.m. per month (US$)		16	16	17	22	26
Total Rental Revenue (US$ '000)		2,275	2,146	1,713	1,802	56
Beijing Kerry Centre	23.75%					
Commercial						
Average lettable area (sq.m.)		12,675	12,675	12,675	N/A	N/A
Occupancy		85.4%	56.7%	27.1%	N/A	N/A
Average rate per sq.m. per month (US$)		11	9	9	N/A	N/A
Offices						
Average lettable area (sq.m.)		80,485	80,485	80,485	N/A	N/A
Occupancy		95.0%	92.7%	54.7%	N/A	N/A
Average rate per sq.m. per month (US$)		20	18	18	N/A	N/A
Serviced Apartments						
Average lettable area (sq.m.)		33,718	33,718	33,718	N/A	N/A
Occupancy		81.2%	88.1%	42.8%	N/A	N/A
Average rate per sq.m. per month (US$)		27	27	26	N/A	N/A
Total Rental Revenue (US$ '000)		26,946	22,893	8,553	N/A	N/A

Operating Statistics and Revenue Analysis

Properties	Group's effective interests (As at 31 December 2001)	2001	2000	Year 1999	1998	1997
Shanghai Kerry Centre	24.75%					
Commercial						
Average lettable area (sq.m.)		5,809	5,868	5,774	N/A	N/A
Occupancy		75.4%	50.7%	11.2%	N/A	N/A
Average rate per sq.m. per month (US$)		21	23	48	N/A	N/A
Offices						
Average lettable area (sq.m.)		34,396	34,396	34,395	N/A	N/A
Occupancy		96.4%	97.8%	72.0%	N/A	N/A
Average rate per sq.m. per month (US$)		15	14	15	N/A	N/A
Serviced Apartments						
Average lettable area (sq.m.)		16,671	16,671	16,671	N/A	N/A
Occupancy		70.3%	76.4%	64.6%	N/A	N/A
Average rate per sq.m. per month (US$)		29	32	34	N/A	N/A
Total Rental Revenue (US$ '000)		11,754	11,604	6,406	N/A	N/A
# Shangri-La Apartments, Singapore	99.11%					
Serviced Apartments						
Average lettable area (sq.m.)		9,981	9,981	9,981	N/A	N/A
Occupancy		81.7%	89.9%	86.7%	N/A	N/A
Average rate per sq.m. per month (US$)		50	51	52	N/A	N/A
Total Rental Revenue (US$ '000)		4,688	5,204	5,064	N/A	N/A
# Shangri-La Residences, Singapore	99.11%					
Serviced Apartments						
Average lettable area (sq.m.)		10,684	10,684	10,684	N/A	N/A
Occupancy		87.5%	95.2%	86.2%	N/A	N/A
Average rate per sq.m. per month (US$)		28	28	28	N/A	N/A
Total Rental Revenue (US$ '000)		3,068	3,383	3,080	N/A	N/A
# Tanglin Mall, Singapore	40.48%					
Commercial						
Average lettable area (sq.m.)		11,330	11,384	11,384	N/A	N/A
Occupancy		94.0%	99.1%	99.0%	N/A	N/A
Average rate per sq.m. per month (US$)		43	42	41	N/A	N/A
Total Rental Revenue (US$ '000)		5,636	5,711	5,578	N/A	N/A
# Tanglin Place, Singapore	40.48%					
Commercial						
Average lettable area (sq.m.)		1,069	1,069	1,069	N/A	N/A
Occupancy		100.0%	100.0%	97.0%	N/A	N/A
Average rate per sq.m. per month (US$)		34	35	35	N/A	N/A
Offices						
Average lettable area (sq.m.)		2,116	2,128	2,340	N/A	N/A
Occupancy		83.0%	71.0%	39.0%	N/A	N/A
Average rate per sq.m. per month (US$)		23	25	28	N/A	N/A
Total Rental Revenue (US$ '000)		925	920	580	N/A	N/A

Operating Statistics and Revenue Analysis

Properties	Group's effective interests (As at 31 December 2001)	2001	2000	Year 1999	1998	1997
# UBN Tower, Kuala Lumpur	55.12%					
Commercial						
Average lettable area (sq.m.)		2,027	2,027	2,027	N/A	N/A
Occupancy		77.5%	71.5%	74.0%	N/A	N/A
Average rate per sq.m. per month (US$)		28	29	30	N/A	N/A
Offices						
Average lettable area (sq.m.)		30,639	30,639	30,639	N/A	N/A
Occupancy		50.3%	61.3%	71.6%	N/A	N/A
Average rate per sq.m. per month (US$)		14	14	14	N/A	N/A
Total Rental Revenue (US$ '000)		3,444	3,681	4,742	N/A	N/A
# UBN Apartments, Kuala Lumpur	55.12%					
Serviced Apartments						
Average lettable area (Unit)		59	59	59	N/A	N/A
Occupancy		55.2%	59.4%	55.6%	N/A	N/A
Average rate per unit per month (US$)		1,064	1,102	1,096	N/A	N/A
Total Rental Revenue (US$ '000)		900	990	1,063	N/A	N/A
# Part of City Square, Johor Bahru	36.36%					
Commercial						
Average lettable area (sq.m.)		11,330	10,545	10,579	N/A	N/A
Occupancy		95.9%	97.4%	86.0%	N/A	N/A
Average rate per sq.m. per month (US$)		17	15	12	N/A	N/A
Offices						
Average lettable area (sq.m.)		1,898	1,898	1,898	N/A	N/A
Occupancy		100.0%	100.0%	100.0%	N/A	N/A
Average rate per sq.m. per month (US$)		11	11	10	N/A	N/A
Total Rental Revenue (US$ '000)		2,432	2,133	581	N/A	N/A
# Chao Phya Tower, Bangkok	73.61%					
Commercial						
Average lettable area (sq.m.)		1,359	1,359	1,359	N/A	N/A
Occupancy		84.9%	83.3%	86.9%	N/A	N/A
Average rate per sq.m. per month (US$)		5	6	6	N/A	N/A
Offices						
Average lettable area (sq.m.)		6,592	6,637	6,637	N/A	N/A
Occupancy		49.8%	59.3%	63.7%	N/A	N/A
Average rate per sq.m. per month (US$)		4	7	7	N/A	N/A
Total Rental Revenue (US$ '000)		240	391	463	N/A	N/A

\# *Properties acquired by the Group in late 1999. Operating statistics of full year 1999 are given for reference purpose.*

Corporate Structure (As at 31 December 2001)

Shangri-La Asia Limited

Operating Hotels

- **THE PEOPLE'S REPUBLIC OF CHINA**
  - **Hong Kong**
    - Island Shangri-La 80%
    - Kowloon Shangri-La 100%
  - **Mainland China**
    - Shangri-La Hotel, Beijing 49%
    - China World Hotel, Traders Hotel, Beijing 50%
    - Portman Ritz-Carlton Hotel, Shanghai 30%
    - Shangri-La Hotel, Hangzhou 45%
    - Shangri-La Hotel, Shenzhen 51.30%
    - Shangri-La Golden Flower Hotel, Xian 100%
    - Shangri-La Hotel, Beihai 97%
    - Shangri-La Hotel, Changchun 90%
    - Traders Hotel, Shenyang 97%
    - Shangri-La Hotel, Qingdao 100%
    - Shangri-La Hotel, Dalian 90%
    - Pudong Shangri-La, Shanghai 100%
    - Shangri-La Hotel, Harbin 95%
    - Shangri-La Hotel, Wuhan 92%
    - The Kerry Centre Hotel, Beijing 23.75%
- **THE PHILIPPINES**
  - Makati Shangri-La, Manila 100%
  - Edsa Shangri-La, Manila 100%
  - Shangri-La's Mactan Island Resort, Cebu 100%
- **MALAYSIA**
  - Shangri-La Hotel, Kuala Lumpur 55.12%
  - Shangri-La Hotel, Penang 33.07%
  - Shangri-La's Rasa Sayang Resort, Penang 55.12%
  - Shangri-La's Golden Sands Resort, Penang 55.12%
  - Shangri-La's Rasa Ria Resort, Dalit Bay Golf & Country Club, Sabah 52.34%
- **MYANMAR**
  - Traders Hotel, Yangon 56.14%
- **SINGAPORE**
  - Shangri-La Hotel 99.11%
  - Shangri-La's Rasa Sentosa Resort 59.47%
  - Traders Hotel 40.48%
- **THAILAND**
  - Shangri-La Hotel, Bangkok 73.61%
- **INDONESIA**
  - Shangri-La Hotel, Jakarta 25%
- **FIJI**
  - Shangri-La's Fijian Resort, Yanuca Island 71.64%
  - Fiji Mocambo, Nadi 71.64%

Properties

- **THE PEOPLE'S REPUBLIC OF CHINA**
  - Beijing China World Trade Center 40%-50%
  - Shanghai Centre 30%
  - Dalian Century Tower Apartments 100%
  - Beijing Kerry Centre 23.75%
  - Shanghai Kerry Centre 24.75%
- **SINGAPORE**
  - Shangri-La Apartments 99.11%
  - Shangri-La Residences 99.11%
  - Tanglin Mall 40.48%
  - Tanglin Place 40.48%
- **MALAYSIA**
  - UBN Tower, Kuala Lumpur 55.12%
  - UBN Apartments, Kuala Lumpur 55.12%
  - Part of City Square, Johor Bahru 36.36%
- **THAILAND**
  - Chao Phya Tower, Bangkok 73.61%

Projects

- **THE PEOPLE'S REPUBLIC OF CHINA**
  - Pudong Shangri-La (Phase II), Shanghai 100%
  - Shanghai Jingan Nanli Shangri-La Hotel 65%
  - Fuzhou Shangri-La Hotel 90% World Trade Centre 95%
  - Shenyang Shangri-La Hotel 90%
  - Tianjin Traders Hotel 90%
- **MYANMAR**
  - Shangri-La Regency Apartments, Yangon 56.14%
  - Traders Square Commercial Complex, Yangon 56.14%

Others

- **LAND**
  - **FIJI**
    - Natadola Land held for future development 939 acres 71.64%
  - **MALAYSIA**
    - Palm Beach Land held for future development 8.178 acres 55.12%
- **HOTEL MANAGEMENT**
  - SLIM International Limited 100%

Chairman's Statement

On behalf of the Board of Directors, I present the ninth Annual Report of Shangri-La Asia Limited.

GENERAL

After the acquisition of an additional 9.61% of the paid-up ordinary share capital of Shangri-La Hotel Limited, Singapore ("SHL") and the subsequent delisting of SHL from the Singapore Exchange Securities Trading Limited on 23 February 2001, the independent shareholders of SHL approved a reduction of its fully paid-up ordinary share capital by 1,476,887 shares, being the 0.89% equity interest in the capital of SHL held by all the minority shareholders. This reduction was confirmed by an order of the Singapore High Court and took effect on 5 March 2002. SHL is now a wholly owned subsidiary of the Company.

RESULTS

The consolidated profit attributable to shareholders for the year ended 31 December 2001 was US$58.8 million (earnings per share US2.63 cents) compared to US$91.8 million (earnings per share US4.14 cents) after restatement of profits for the year 2000.

DIVIDENDS

The Directors recommend a final dividend of HK8 cents per share. With the interim dividend of HK7 cents per share paid in September 2001, the total dividend for 2001 is maintained at HK15 cents per share.

CORPORATE DEBTS AND FINANCIAL CONDITIONS

The Group at the corporate level executed unsecured bilateral loan agreements with individual banks for HK$1,580 million in December 2001 and HK$1,100 million in February 2002. All these loans, barring one for HK$300 million which is due in February 2009, have a maturity of 5 years. Funds raised were partly used to prepay US$280 million of the US$500 million maturing debt due in August 2002, subsequent to the year end, to arbitrage interest on other existing bank loans and for working capital. Further, on 15 March 2002, the Group executed a new five-year unsecured loan agreement with a consortium of banks in an amount of HK$3,000 million. The all-inclusive cost of this and the bilateral loans with identical maturities referred to earlier ranges from 53 basis points to 55 basis points over HIBOR. With this, the Group has sufficient funds and credit lines in place to prepay the remaining US$220 million maturing debt due in August 2002. Apart from pushing out loan maturities, the Group has benefited in terms of interest arbitrage and the hedge provided on currency risk with an increased component of Hong Kong dollar denominated loans.

The Group has also sought to hedge its medium term interest rate risk by entering into HIBOR interest rate swap contracts. As at the date of this report, the Group has contracted an aggregate principal amount of HK$2,340 million one-year contracts at fixed interest rates between 2.525% to 2.67% per annum and HK$4,916 million three-year contracts at fixed interest rates between 3.735% to 5.74% per annum, of which three-year contracts for HK$2,216 million were entered into after the year end. The interest cover continues through December 2005.

Other subsidiaries of the Group borrowed aggregate amounts of US$45.2 million equivalent and repaid US$86.8 million equivalent of maturing debts, in their respective local currencies. The Group satisfactorily complied with all covenants under its loan agreements.

Chairman's Statement

The Group has no off-balance sheet funding schemes in place. It has not entered into contracts guaranteeing payments under financial leases nor has it given profit guarantees under its management contracts.

REPURCHASE, SALE OR REDEMPTION OF LISTED SECURITIES

In December 2001, the Company purchased 66,945,522 equity shares in the Company, listed on The Stock Exchange of Hong Kong Limited from a wholly owned subsidiary of SHL. These shares were then cancelled on repurchase. The Company also repurchased a total of 2,758,000 fully paid equity shares during the year, all of which were duly cancelled.

SHARE OPTION SCHEME

In terms of the Executive Share Option Scheme (the "Option Scheme") adopted by the Company on 16 December 1997, during the year, the Directors granted additional options on 5,340,000 shares to eligible executives of the Group at an exercise price of HK$7.94 per share. The exercise of these new options is governed by a two-year vesting scale. According to the terms of the Option Scheme, options on 6,190,000 shares have so far lapsed. As of this date, the options outstanding aggregate 26,370,000 shares.

PROJECTS/RENOVATIONS

Work has recently been initiated on the new hotel projects in Fuzhou and Jingan Nanli in Shanghai. Land has also been acquired to expand the facilities at the Pudong Shangri-La, Shanghai. The Group has also acquired a 51% equity interest in a new hotel project in Zhongshan, Guangdong province, subsequent to the year end. The Group believes that the opening of these projects will be well timed to benefit from the favourable market conditions expected. The People's Republic of China ("PRC") will remain the main focus of the Group's development efforts.

During the year renovations were completed at the coffee shop at the Island Shangri-La Hotel in Hong Kong, guestrooms and other facilities at Shangri-La's Rasa Sentosa Resort in Singapore and Shangri-La's Golden Sands Resort in Penang. Renovations are also on-going at the Makati Shangri-La, Manila and Shangri-La hotels in Bangkok and Kuala Lumpur. Major renovations to be commissioned in 2002 include the Kowloon Shangri-La, Hong Kong, China World Hotel, Beijing, Valley Wing of the Shangri-La Hotel, Singapore, Traders Hotel, Singapore, Shangri-La's Tanjung Aru Resort, Kota Kinabalu, Malaysia and Shangri-La's Mactan Island Resort, Cebu, the Philippines. These renovations are expected to be spread over a period of 15 to 18 months. The Group believes the renovations are essential to preserve the competitive advantage of these hotels.

MANAGEMENT CONTRACTS

On 8 July 2001, the Dingshan Garden Hotel in Nanjing, the PRC was rebranded the Shangri-La Dingshan, Nanjing. Since that date, the hotel is being managed by the Group.

On 8 March 2002, the Group signed a contract to manage a 555-room resort hotel in Sanya, Hainan Island, the PRC. The hotel is expected to open for business in 2005. Work on hotels in the PRC and the Middle East for which the Group has management contracts, is proceeding satisfactorily. These hotels are expected to progressively open for business between 2003 through 2005.

FUTURE PROSPECTS

The positive momentum in economic activity experienced by most economies in the region in the latter half of 2000, continued through the first quarter of 2001. Thereafter, recessionary trends in the United States of America ("USA") and Europe, in particular the 'melt-down' of the technology sector, combined with a spurt in international crude oil prices, triggered a recession in most regional economies. The situation was further exacerbated by the unfortunate and tragic events of 11 September 2001 in the USA which severely curtailed air travel the world over. Security concerns became a major issue influencing travel in general. In particular, arrivals to certain destinations in the region were drastically curtailed after travel advisories were issued by governments discouraging visitations by their citizens to these destinations. This negative sentiment eroded occupancies at the Group's hotels in the region and exerted severe downward pressure on room rates. Consequently, yields at the Group's hotels registered declines in the second half of 2001. In addition, the political situation in Indonesia and the Philippines during the year discouraged new investments in these countries and curtailed business travel sharply.

Amidst all this, the PRC market proved to be relatively stable with the Group's hotels generally suffering only modest decline in yields. The country's admission to the World Trade Organization in late 2001 coupled with the economic growth and political stability the country continues to enjoy, is a cause for optimism. Domestic travel in the PRC is growing at a healthy pace and PRC nationals constitute on average over 45% of the hotel guests at the Group's hotels in Mainland China. Meanwhile, the Group continues to explore and implement profit improvement opportunities and relentlessly pursue cost savings opportunities.

TECHNOLOGY

The Group's interactive web-site (www.shangri-la.com) continues to attract increasing volumes of traffic. Reservations over the web-site, albeit very modest, are showing impressive year-on-year increases. The Company's internal corporate intranet project has made important information such as policies, practices, procedures, minimum quality standards and sharing of ideas, easily accessible to business managers for their day-to-day decision making.

DIRECTORS

Mr Eoghan Murray McMillan, an independent non-executive Director of the Company, passed away suddenly on 2 October 2001. Mr McMillan was the Chairman of the Audit Committee and a member of the Remuneration Committee of the Board of Directors. He made major contributions at deliberations of the Board and these committees. He is sadly missed by all of us on the Board. I would like to take this opportunity to extend our deepest sympathy and condolences to the family of the late Mr McMillan.

On 11 March 2002, Mr Tomas Campos Zita, Jr. and Mr Young Chun Hui both executive Directors, resigned from the Board. On behalf of my colleagues on the Board, I would like to acknowledge their valuable contributions at the deliberations of the Board.

On 22 March 2002, Mr Lui Man Shing was appointed as an executive Director on the Board. Mr Lui is the Vice Chairman of Shangri-La Hotel Public Company Limited, Thailand.

Chairman's Statement

ACKNOWLEDGEMENT

2001 has been a very challenging year by all accounts. Despite this, the Group has successfully managed to contain the adverse effects of the economic and political events which unfolded during the year. This is largely attributable to the hardwork, commitment and professionalism of the management and staff of the Group. On behalf of the Board, I wish to thank them for their conscientious efforts.

YE Longfei
Chairman

Hong Kong, 22 March 2002

Management Discussion & Analysis

1. CORPORATE REORGANISATION – UPDATE

On 22 February 2001, the Company acquired a further 9.61% of the paid-up ordinary share capital of Shangri-La Hotel Limited, Singapore ("SHL") from SHL's independent shareholders and thus increased its interest in SHL to 99.11%. Accordingly, SHL was delisted from the Singapore Exchange Securities Trading Limited on 23 February 2001.

On 2 February 2002, SHL, at an extraordinary general meeting of its shareholders, approved a reduction of its fully paid-up ordinary share capital by 1,476,887 shares. This reduction was confirmed by an order of the Singapore High Court and took effect on 5 March 2002. SHL now is a wholly owned subsidiary of the Company.

2. OPERATIONS REVIEW

Revenue
For the year ended 31 December

	Combined Revenue by Trade				
	2001		Restated 2000		%
	US$ million	%	*US$ million*	%	Change
Hotel Operation	**769.9**	80%	865.9	83%	(11%)
Hotel Management	**8.8**	1%	9.9	1%	(11%)
Property Rentals	**184.6**	19%	171.2	16%	8%
Total	**963.3**	100%	1,047.0	100%	(8%)



Island Shangri-La, Hong Kong - Lobby

Management Discussion & Analysis

Breakdown of Turnover
For the year ended 31 December

	SUBSIDIARIES			ASSOCIATED COMPANIES		
	2001	2000	%	**2001**	Restated 2000	%
	US$ Million	*US$ Million*	*Change*	***US$ Million***	*US$ Million*	*Change*
Hotel Operation						
The People's Republic of China						
Hong Kong	**141.0**	161.5	(13%)	**–**	–	N/A
Mainland China	**164.0**	171.0	(4%)	**162.4**	159.5	2%
The Philippines	**74.6**	102.0	(27%)	**–**	–	N/A
Indonesia	**–**	–	N/A	**11.5**	25.9	(56%)
Fiji	**13.8**	11.2	23%	**–**	–	N/A
Singapore	**81.6**	91.8	(11%)	**21.4**	24.5	(13%)
Malaysia	**62.8**	75.4	(17%)	**–**	–	N/A
Thailand	**31.8**	38.1	(17%)	**–**	–	N/A
Myanmar	**5.0**	5.0	0%	**–**	–	N/A
	574.6	656.0	(12%)	**195.3**	209.9	(7%)
Hotel Management	**8.8**	9.9	(11%)	**–**	–	N/A
Hotels Sub-total:	**583.4**	665.9	(12%)	**195.3**	209.9	(7%)
Property Rentals						
The People's Republic of China						
Mainland China	**4.1**	4.0	3%	**158.0**	143.1	10%
Singapore	**7.8**	8.6	(9%)	**7.5**	7.6	(1%)
Malaysia	**3.8**	4.5	(16%)	**2.9**	2.7	7%
Thailand	**0.5**	0.7	(29%)	**–**	–	N/A
Properties Sub-total:	**16.2**	17.8	(9%)	**168.4**	153.4	10%
Total	**599.6**	683.7	(12%)	**363.7**	363.3	0%

Note:
Revenue of the hotel management group is stated after elimination of revenue earned from fellow subsidiaries.

Management Discussion & Analysis

(a) Combined Revenue

Hotels

The People's Republic of China ("PRC")

Hong Kong

Combined revenues of the two hotels in Hong Kong declined by 12.7% in 2001 following a weighted average decline of 15% in room yields ("RevPAR"). Weighted average occupancies declined by 14 percentage points in 2001, triggered by the recessionary trends in the key demand generating countries. The outlook for 2002 points to a gradual improvement in RevPAR in the second half of the year, contingent upon a revival of global economic activity.

Mainland China

Combined revenues of the hotels decreased marginally by 1.2% over 2000, consistent with a 3% decline in the weighted average RevPAR of these hotels in 2001. While most hotels recorded declines in RevPAR, Shangri-La Hotel, Changchun, Pudong Shangri-La, Shanghai and The Kerry Centre Hotel, Beijing recorded double-digit percentage increases in their RevPAR. Overall, weighted average transient rates increased by 7% in 2001 but this was offset by a 5 percentage point decrease in weighted average occupancies. Most hotels achieved average room rate increases in 2001.

PRC nationals continue to form a significant component of the demand for the Group's hotels, ranging from 23% to a high of 90% in select hotels. This segment is expected to maintain a steady growth rate with stability in economic growth forecast and the country's admission to the World Trade Organization in 2001.

Singapore

Combined revenues of the three hotels in Singapore recorded a decline of 11.1% in 2001. Weighted average occupancies declined by 8 percentage points while weighted average RevPAR declined by 13%. During the year, renovations were completed at Shangri-La's Rasa Sentosa Resort, Singapore.

The Philippines

The continuing weakness in the value of the Peso, the perceived security problems in the country and a lack-lustre investment climate depressed business conditions at the Group's hotels. The Makati Shangri-La, Manila commenced major renovations of its guestrooms. This is expected to be completed in the third quarter of 2002. All these factors taken together, drove combined revenues of the Group's hotels down by 26.8% in 2001. Weighted average RevPAR for these hotels declined by 21%.

Management Discussion & Analysis

Malaysia

Combined revenues of the Group's hotels declined by 16.6% in 2001, in the context of a decline in weighted average RevPAR by 11%. Business at the Group's resort hotels was adversely affected by the drastic curtailment of long-haul travel into Malaysia due to local economic problems and the tragic and unfortunate incidents on 11 September 2001 in the United States of America ("USA"). The Group's city hotel in Penang suffered principally from the contraction in the high technology manufacturing sector in Penang. Renovations were completed at Shangri-La's Golden Sands Resort in Penang. The Shangri-La Hotel, Kuala Lumpur commenced major renovations of its lobby, restaurants and guestrooms in August 2001. This renovation is expected to continue into the second half of this year.



Shangri-La's Rasa Sayang Resort, Penang - Exterior

Thailand

Revenues at the Shangri-La Hotel, Bangkok declined by 16.5% in 2001, following a 10% decline in RevPAR. The hotel commenced major renovations to its lobby, restaurants, public areas and guestrooms in July 2001. The renovation is being done in phases and is expected to be completed in early 2003.

Indonesia

Despite the re-opening of the Shangri-La Hotel, Jakarta on 17 March 2001 after the illegal occupation by some members of the employee's union, the performance of the hotel continues to suffer on account of the political and economic problems facing Indonesia which have curtailed international business travel into Jakarta. The hotel recorded a 55.4% decline in revenues in 2001.

Fiji

With a gradual return to normalcy in the local political situation, the Group's hotels experienced improvement in occupancies from April 2001. However, average rates declined by 18% on a weighted average basis over 2000. Combined revenues increased by 22.9% in 2001. Currently, occupancies continue to remain at healthy levels and it is expected that average rates will show improvement in the latter half of 2002.

Myanmar

The hotel in Yangon maintained its revenues at the same level as in 2000 with occupancy remaining virtually unchanged. The political situation in Myanmar continues to inhibit the hotel's performance.

Hotel Management

Revenues of SLIM International Limited ("SLIM"), the hotel management arm of the Group, before consolidation adjustments, declined by 9% caused by the drop in revenues and operating profits of the underlying hotel portfolio. This caused operating profits before consolidation adjustments to fall by 39%.

Investment Properties

The Group's principal investment properties are located in the PRC and these investments are held through associated companies. A substantial part of this investment portfolio is located in Beijing and Shanghai. Yields at offices and commercial properties registered increases ranging from 5% for office space at the Shanghai Kerry Centre to 108% for the Phase II offices at the China World Trade Center. However, yields at serviced apartments experienced declines ranging from 7% to 16%. Occupancies for commercial and office space are averaging between 75% and 98% respectively, and those for serviced apartments around 70%. The investment properties continue to command premium rentals in the market owing to their location, quality and mix of the facilities and their management.

Lease renewals for commercial and office space are generally continuing to take place at improved rates on expiry of leases. However, the market for serviced apartments continues to remain competitive, in the context of additions to available supply.

Recessionary trends in Singapore caused yields to decline by approximately 10% for the serviced apartments and residences and around 4% for commercial spaces. Occupancies, though, continue to remain at healthy levels ranging from 82% for serviced apartments to 94% for commercial space.

The commercial and office space in the Chao Phya Tower in Bangkok continued to suffer declining yields of 6% and 48%, respectively.

The Group's investment properties in Kuala Lumpur also experienced declines in yields of 10% for serviced apartments and 18% for the office portfolio.

(b) Financial Results

As set out in the following statement, the profit before non-operating items declined marginally by 2% in 2001 to US$90.0 million. This was largely due to the better operating performance by business units in Mainland China relative to those elsewhere and a savings in net interest expenses on corporate borrowings of US$17 million.

Non-operating charges for the year on properties and development projects amounted to US$24.5 million (after share of minority interests) and on other investments US$23.4 million (after share of minority interests). There was a net credit arising from amortisation of negative goodwill of US$16.7 million.

During the year, the Company changed its accounting policy as regards treatment of goodwill in compliance with SSAP 29 and SSAP 30 issued by the Hong Kong Society of Accountants. Details are set out in note 1 to the accounts. This change in accounting policy which was applied retroactively, has resulted in an increase in the profits attributable to members of the Group by US$14.7 million for 2000, after restatement of that year's results.

Management Discussion & Analysis

Consolidated Profit Attributable to Shareholders
For the year ended 31 December

	2001 US$ million	Restated 2000 US$ million	% Change
Company & Subsidiaries			
Hotel Operation			
The People's Republic of China			
Hong Kong	**29.7**	39.1	(24%)
Mainland China	**28.8**	25.2	14%
The Philippines	**14.1**	22.7	(38%)
Singapore	**18.9**	18.3	3%
Malaysia	**2.5**	5.0	(50%)
Thailand	**7.3**	8.9	(18%)
Fiji	**1.4**	0.4	220%
Myanmar	**(2.3)**	(1.8)	(30%)
	100.4	117.8	(15%)
Property Rentals			
Mainland China	**1.2**	1.2	0%
Singapore	**2.3**	2.3	0%
Malaysia	**0.6**	1.2	(50%)
Thailand	**0.1**	0.2	(50%)
	4.2	4.9	(14%)
Hotel Management	**5.7**	11.0	(48%)
Associated Companies			
Hotel Operation			
Mainland China	**14.7**	9.8	50%
Singapore	**0.9**	0.4	125%
Indonesia	**(1.2)**	0.3	NM
	14.4	10.5	37%
Property Rentals			
Mainland China	**23.8**	19.0	25%
Singapore	**0.3**	0.1	200%
Malaysia	**0.3**	0.2	50%
	24.4	19.3	26%
Operating Profit After Tax	**149.1**	163.5	(9%)
Less:			
- Corporate expenses net	**(6.9)**	(2.2)	(214%)
- Net interest expenses on corporate borrowings	**(52.2)**	(69.2)	25%
Profit before Non-Operating Items	**90.0**	92.1	(2%)
Non-Operating Items:			
- (Deficit)/surplus on valuation of hotel and investment properties	**(18.5)**	0.8	NM
- Net realised and unrealised losses on other investments and provision for long-term investments	**(23.4)**	(15.8)	(48%)
- Provision for impairment losses on project under development	**(6.0)**	-	NM
- Amortisation of negative goodwill	**16.7**	14.7	14%
Profit attributable to the members of the Group	**58.8**	91.8	(36%)

Notes:
1. Interest expenses of operating units' bank borrowings are included in operating results.
2. All balances stated are net of share of minority interests.
3. Profit of the hotel management group is stated before elimination of revenue earned from fellow subsidiaries and operating results of the subsidiaries are stated before elimination of management fees charged by the hotel management group.

NM: Not Meaningful

3. LIQUIDITY AND FINANCIAL CONDITIONS

In December 2001, the Company repurchased 66,945,522 equity shares in the Company from a wholly owned subsidiary of SHL by private arrangement. These shares were then cancelled on repurchase. Given the depressed market conditions, the Company believes that the timing of the transaction was appropriate. The cancellation of these shares substantially reduces the 'over-hang' which was perceived as being a contributory factor for the depressed prices for the Company's shares. There are yet 13,195,055 equity shares in the Company being held by another subsidiary. It should be pointed out that the subsidiaries in question received these shares in the first place when they injected their shares in certain Shangri-La hotels into the Company in exchange for shares in the Company.

In addition to the above, the Company repurchased a total of 2,758,000 fully paid equity shares during the year on The Stock Exchange of Hong Kong Limited ("HKSE"), all of which have been duly cancelled.

Taking advantage of the liquidity in the banking system, the Group executed the following unsecured bilateral Hong Kong dollars loan agreements with individual banks:

Date	Loan Amount (HK$ million)	Maturity Date
12 December 2001	780	December 2006
18 December 2001	800	December 2006
11 February 2002	500	February 2007
19 February 2002	300	February 2007
19 February 2002	300	February 2009

The Company considers the pricing of these loans to be very attractive. Funds raised were partly used to prepay, subsequent to the year end, US$280 million of the US$500 million maturing debt due in August 2002, with the objective of arbitraging interest on other existing bank loans and for working capital.

On 15 March 2002, the Group executed a new five-year unsecured loan agreement with a consortium of banks in an amount of HK$3,000 million. The all-inclusive cost of this and the bilateral loans with identical maturities described earlier, ranges between 53 to 55 basis points over HIBOR. With this, the Group has sufficient funds and credit lines in place to prepay the remaining US$220 million maturing debt which is due for repayment in August 2002.

These new loans have therefore pushed out loan maturities, benefited the Group in terms of interest arbitrage, hedged currency risk by having a higher component of debt denominated in Hong Kong dollars and provided funding capacity for the Group's development efforts.

The Group has satisfactorily complied with all covenants under its loan agreements.

As at 31 December 2001 the Group's net borrowings (net of cash and bank balances of US$103.7 million) stood at US$1,022.4 million (versus US$1,010.3 million as at 31 December 2000) and the net borrowings to shareholders' equity ratio was 35.5% (restated to 34.1% as at 31 December 2000). Bank loans and banking facilities of two subsidiaries amounting to US$35.0 million were secured by charges over the hotel properties in question and other assets of these two subsidiaries with net book values of US$94.5 million. A US$0.7 million

Management Discussion & Analysis

bank loan of a subsidiary was secured by charges over other investments owned by it with net book values of US$6.9 million.

The analysis of loans outstanding as at 31 December 2001 is as follows:

Maturities of Bank Loans, Overdrafts and Other Borrowings Contracted as at 31 December 2001

(US$ million)	Repayment Within 1 year	In the 2nd year	In the 3rd to 5th year	After 5 years	Total
Unsecured					
Corporate bank loans	500.0*	–	447.6	–	947.6
Project bank loans and overdrafts	94.9	5.2	24.7	1.8	126.6
Floating rate notes	–	–	16.2	–	16.2
	594.9	5.2	488.5	1.8	1,090.4
Secured					
Project bank loans and overdrafts	24.9	–	10.8	–	35.7
Total Borrowings	619.8	5.2	499.3	1.8	1,126.1
Undrawn but Committed facilities					
Bank loans and overdrafts	146.0	2.2	372.4	11.8	532.4

* *Funds for refinancing fully in place after year end.*



Shangri-La's Tanjung Aru Resort, Kota Kinabalu - Aerial View

Management Discussion & Analysis

The currency-mix of the borrowings, and cash and bank balances as at 31 December 2001 is as follows:

(US$ Million)	Borrowings	Cash and Bank Balances
In US dollars	664.7#	49.3
In Singapore dollars	107.8	3.2
In Hong Kong dollars	302.6	7.8
In Malaysian Ringgit	16.5	1.7
In Renminbi	32.6	20.0
In Thai Baht	–	13.5
In Philippine Pesos	1.9	5.1
In Fiji dollars	–	3.0
In other currencies	–	0.1
	1,126.1	103.7

Of this, US$300 million has been hedged in Hong Kong dollars with the contracts maturing in 2002.

The loans in United States dollars, Hong Kong dollars and Malaysian Ringgit are at variable rates of interest at spreads over LIBOR, HIBOR and Cost of Funds (for Malaysia), respectively. The majority of the loans in Singapore dollars are at fixed interest rates. The loans in Renminbi are at rates specified by The People's Bank of China from time to time.

The Group has also sought to hedge its medium term interest rate risk by entering into HIBOR interest rate swap contracts. As of the date of this report, the Group has contracted an aggregate principal amount of HK$2,340 million one-year contracts at fixed interest rates between 2.525% to 2.67% per annum and HK$4,916 million three-year contracts at fixed interest rates between 3.735% to 5.74% per annum, of which three-year contracts for HK$2,216 million were entered into after the year end. The interest cover continues through December 2005.

The Group executed guarantees in favour of banks for securing banking facilities granted to certain associated companies. The utilised amount of such facilities covered by the Group's guarantees for these associated companies as at 31 December 2001 amounted to US$47.4 million.

The Group has no off-balance sheet funding schemes in place. It has not entered into contracts guaranteeing payments under finance leases nor has it given profit guarantees under its management contracts.

Management Discussion & Analysis

4. **FIXED ASSET VALUATIONS**

(a) **Fixed Assets values* – by Geographical Area**

	2001 US$ million	%	2000 US$ million	%
The People's Republic of China				
Hong Kong	**718**	16%	745	16%
Mainland China	**1,972**	44%	1,947	42%
Fiji	**64**	1%	71	2%
The Philippines	**537**	12%	562	12%
Singapore	**649**	14%	700	15%
Thailand	**127**	3%	121	3%
Malaysia	**381**	8%	358	8%
Myanmar	**38**	1%	38	1%
Indonesia	**31**	1%	37	1%
Corporate	**1**	0%	1	0%
Total	**4,518**	100%	4,580	100%

* *Including total fixed assets value owned by subsidiaries and the effective interest share of fixed assets value owned by associated companies.*



Shangri-La Hotel, Singapore - Lobby Court

(b) **Independent Valuation of Properties**

Hotel and Investment Properties

These are stated at professional valuations carried out by the following independent firms of professional valuers:

CB Richard Ellis Limited, DTZ Debenham Tie Leung Limited and Chesterton Petty Limited	:	For properties in the PRC
CB Richard Ellis Limited	:	For properties in the Philippines, Indonesia, Myanmar, Fiji and Thailand
CB Richard Ellis (Pte) Limited, Colliers Jardine Consultancy & Valuation (Singapore) Pte Ltd and DTZ Debenham Tie Leung (SEA) Pte Limited	:	For properties in Singapore
W.M. Malik & Kamaruzaman, CH Williams Talhar & Wong Sdn Bhd and CH Williams Talhar & Wong (Sabah) Sdn Bhd	:	For properties in Malaysia

According to Group practice, independent valuations are obtained on a rotation basis for some of the hotels in its hotel property portfolio each year with the intention that all hotels in its portfolio are independently valued once every three years. Investment properties in its portfolio are independently revalued at every year end. The valuations made in the current year resulted in the reserves decreasing by US$45 million as at 31 December 2001 and a net charge to the current year's results of US$19 million.

5. **GOODWILL/NEGATIVE GOODWILL**

On adoption of the newly introduced SSAP 29, the US$161 million premium paid under the acquisition of SLIM in the year 1997, which was previously recorded as Intellectual Property Rights in the "Shangri-La", "Traders" and associated trademarks/servicemarks and disclosed as intangible assets, has now been reclassified as goodwill arising from that acquisition and is subject to annual amortisation. Further, on adoption of the SSAP 30 which only became effective during 2001, the premium paid and discount on acquisitions in prior years which was written off or credited directly to the capital reserve has been reclassified as goodwill/ negative goodwill and is amortised using the straight-line method over its estimated useful life of 15 years from the respective dates of acquisition. This change in accounting policy has been applied retrospectively and has resulted in a net credit of US$16.7 million annual amortisation to the profits of this year (2000: US$14.7 million after restatement).

6. **ACQUISITIONS**

(i) On 25 January 2002, Shangri-La Hotels (Malaysia) Berhad ("SHMB"), a subsidiary of the Company, acquired an additional 25% equity interest in Pantai Dalit Beach Resort Sdn. Bhd. ("PDBR"), the owner of Shangri-La's Rasa Ria Resort and Dalit Bay Golf and

Management Discussion & Analysis

Country Club in Sabah, Malaysia. Consequently, the Group's effective interest in PDBR, considering that SHL is now a wholly owned subsidiary, has increased from 52.34% to 66.34%.

(ii) On 18 July 2001, a wholly owned subsidiary of SHL entered into a Conditional Shares Sale Agreement to acquire a 40% equity interest in Tanjong Aru Hotel Sdn. Bhd. which owns Shangri-La's Tanjung Aru Resort, Kota Kinabalu in Sabah, Malaysia. Completion of this transaction is conditional upon the receipt of regulatory approvals and waivers which are expected shortly.

(iii) On 23 November 2001, a wholly owned subsidiary of SHL entered into a Sale and Purchase of Shares Agreement for the acquisition of the remaining 40% equity interest in Sentosa Beach Resort Pte Ltd which owns Shangri-La's Rasa Sentosa Resort, Singapore. This acquisition has yet to be completed.

(iv) On 11 March 2002, a wholly owned subsidiary of the Company invested 51% of the registered capital in a newly formed joint venture company, Zhongshan Shangri-La Hotel Co., Ltd., which is developing the hotel in Zhongshan, Guangdong province, the PRC for which the Group signed a management contract on 12 October 2000.



Shangri-La Hotel, Harbin - Banquet Set-up

7. MANAGEMENT STRATEGIES

General

The positive momentum in economic activity experienced by most economies in the region in the latter half of 2000, continued through the first quarter of 2001. Thereafter, recessionary trends in the USA and Europe, in particular the "melt-down" of the technology sector, combined with a spurt in international crude oil prices, triggered a recession in most regional economies. The situation was further exacerbated by the unfortunate and tragic events of 11 September 2001 in the USA which severely curtailed air travel the world over. Security concerns became a major issue influencing travel in general. In particular, arrivals to certain destinations in the region were drastically curtailed after travel advisories were issued by governments discouraging visitations by their citizens to these destinations. This negative sentiment eroded occupancies at the Group's hotels in the region and exerted severe downward pressure on room rates. Consequently, yields at the Group's hotels registered declines in the second half of 2001. In addition, the political situation in Indonesia and the Philippines during the year discouraged new investments in these countries and curtailed business travel sharply.

Amidst all this, the PRC market proved to be relatively stable with the hotels generally suffering only modest declines in yields and with a few experiencing impressive year-on-year growth in yields. The country's admission to the World Trade Organization in late 2001 coupled with the economic growth and political stability that the country continues to enjoy, is a cause for optimism. Domestic travel in the PRC continues to grow strongly. PRC nationals constitute, on average, over 45% of the hotel guests at the Group's hotels in Mainland China.

There are signs that the economy of the USA may soon be coming out of recession. If this comes about and barring any major political problems or international incidents that create fresh security concerns, the second half of this year could experience an improvement in hotels' yields and revenues.

Foreign Exchange Fluctuations

The Group has an economic hedge in terms of currency exposure to the extent that a substantial portion of its hotels' room revenues in Mainland China, the Philippines, Thailand and Indonesia and investment property revenues in Mainland China are priced in United States dollars. Moreover, these and the other hotel revenues in these countries (except Thailand where exchange controls apply) are also immediately converted into United States dollars upon realisation, to the maximum extent possible. The hotels and properties in Hong Kong, Singapore and Malaysia derive their revenues in local currencies.

The Group has entered into currency swap contracts between Hong Kong dollars and United States dollars for US$300 million, to hedge against the Group's loans denominated in United States dollars (please also refer to item 3 foregoing i.e. Liquidity and Financial Conditions).

Apart from the foregoing, the Group has not felt it appropriate to substantially hedge against currency risks through forward exchange contracts after considering the currency risks involved and the cost of obtaining such cover.

Renovation Programmes

Major renovation projects during the year included:

(i) Completion of a renovation programme covering guestrooms and other facilities at Shangri-La's Rasa Sentosa Resort, Singapore.

(ii) Renovation of guestrooms at the Makati Shangri-La, Manila.

(iii) Renovation of lobby, public areas and guestrooms at the Shangri-La Hotel, Bangkok.

(iv) Renovation of lobby, public areas, food & beverage facilities and guestrooms at the Shangri-La Hotel, Kuala Lumpur.

(v) Renovation of guestrooms at Shangri-La's Golden Sands Resort, Penang.

(vi) Renovation of the coffee shop at the Island Shangri-La, Hong Kong.

Of the above, renovations are on-going at the Makati Shangri-La, Manila and Shangri-La hotels in Kuala Lumpur and Bangkok.

Management Discussion & Analysis

Major renovations to be commissioned in 2002 include the Kowloon Shangri-La, Hong Kong, (guestrooms and public areas), China World Hotel, Beijing (guestrooms and public areas), Valley Wing of the Shangri-La Hotel, Singapore, Traders Hotel, Singapore (guestrooms), Shangri-La's Tanjung Aru Resort, Kota Kinabalu (guestrooms at the Tanjung Wing) and Shangri-La's Mactan Island Resort, Cebu (selected guestrooms).



The Kerry Centre Hotel, Beijing - Presidential Suite

Given the softness in hotel occupancies, the Group believes these renovations are appropriately timed and will result in minimal displacement of revenues. Also, the renovated and upgraded products should be available for sale to coincide with the anticipated turn-round in business conditions in the region. Major renovations commencing in 2002 will be spread over a period of 15 to 18 months. Estimated expenditure on renovations of approximately US$130 million will be largely funded from operating cash flows of the business units, supplemented by locally contracted short-term debt, where appropriate.

Technology

The Group's interactive web-site (www.shangri-la.com) continues to attract increasing volumes of traffic. Reservations over the web-site, albeit very modest, are showing tremendous year-on-year increases (by some 300%). The Company's internal corporate intranet project has made important information such as policies, practices, procedures, minimum quality standards and sharing of ideas, accessible to business managers for their day-to-day decision making.



Shangri-La's Mactan Island Resort, Cebu - Cowrie Cove Restaurant

Personnel

As at 31 December 2001, the Group had approximately 16,500 employees. Salaries of employees are maintained at competitive levels while bonuses are based on an evaluation of efforts and the financial performance of the business units with reference to goals set. Other benefits include provident fund, insurance and medical cover, housing and an Executive Share Option Scheme adopted by the Company on 16 December 1997 (the "Option Scheme"). The Group has extensive training programmes to improve service skills of its line staff and professional skills of other employees. Its in-house training programmes emphasise service attitudes, organizational values and job enrichment. Internal training is supplemented by retaining outside professional training agencies.

Management Discussion & Analysis

In terms of the Option Scheme, during the year, the Directors granted additional options on 5,340,000 shares to eligible executives of the Group at an exercise price of HK$7.94 per share. The exercise of these new options is governed by a two-year vesting scale. According to the terms of the Option Scheme, options on 6,190,000 shares have so far lapsed. As of this date, the options outstanding aggregate to 26,370,000 shares.

The Shangri-La Hotel in Jakarta experienced an industrial relations problem in December 2000 and was forced to close for business when union employees illegally occupied the hotel premises. The hotel has prevailed in subsequent legal actions in both the Indonesian courts and in parliamentary hearings. The hotel re-opened on 17 March 2001. The Group is actively pursuing constructive dialogue with the union to resolve outstanding employee claims. The Group cares deeply about its employees and its relations with the unions and is looking forward to bringing resolution to this dispute.

New Projects

On 8 July 2001, the Dingshan Garden Hotel in Nanjing, the PRC was rebranded the Shangri-La Dingshan, Nanjing under the management contract signed with the hotel management arm of the Group. This hotel currently has 246 rooms in its inventory. It plans to add another 309 rooms in 2003.

The Group has recently initiated work on the development of hotel projects in Fuzhou and Jingan Nanli in Shanghai. Further, it has acquired land to extend the existing facilities at the Pudong Shangri-La in Shanghai. It has also acquired a 51% equity interest in a new hotel project in Zhongshan (Guangdong province) subsequent to the year end. Incremental investment costs on these projects are projected at US$358 million. The projects are expected to be completed by end 2005, and will be financed partly by locally contracted project loans and partly from corporate funding sources. The Group believes that the opening of these projects will be well timed to benefit from the favourable market conditions expected. The PRC will remain the main focus of the Group's development efforts.

Profit Optimisation

The Group continues to focus on cost reduction efforts. This emphasis has resulted in limiting the decline in gross profit margins to 2% despite a 14% reduction in turnover during the year.

Once there is a sustained upturn in business conditions and a rebound in property values, the Group will consider selling assets that it considers non-core. Funds released will be used to pay down debt and reduce interest expenses.

Management Contracts

On 8 March 2002, the hotel management arm of the Group signed a contract to manage a 555-room resort hotel to be built in Sanya, Hainan Island, the PRC. The hotel is expected to open for business in 2005.

In addition, work on the hotel projects in Zhengzhou, Muscat and Dubai is proceeding on schedule. These hotels should progressively open between 2003 through 2005. The Group has no equity investment in any of these projects.

The Group continues to receive and examine several proposals for management of hotels in the Middle East and in the PRC. These contracts, once implemented, will enhance the brand reputation and improve returns to shareholders of the Company.

Report of the Directors

The Directors submit their report together with the audited accounts for the year ended 31 December 2001.

PRINCIPAL ACTIVITIES AND GEOGRAPHICAL ANALYSIS OF OPERATIONS

The principal activity of the Company is investment holding.

The principal activities of the Company's subsidiaries are the ownership and operation of hotels and associated properties and the provision of hotel management and related services. The Company's subsidiaries are also the registered proprietors of various trademarks and service marks in various countries, including the brand names "Shangri-La", "Traders", "Rasa", "Summer Palace" and "Shang Palace" and related devices and logos.

The principal activities of the Company's associated companies are the leasing of office, commercial, residential and exhibition hall space and serviced apartments as well as the ownership and operation of hotels.

An analysis of the Group's performance for the year by geographical and business segments is set out in note 2 to the accounts.

RESULTS AND APPROPRIATIONS

The results for the year are set out in the consolidated profit and loss account on page 50.

The details of dividends paid and proposed during the year are set out in note 8 to the accounts.

RESERVES

The movements in reserves during the year are set out in notes 23 and 24 to the accounts.

DONATIONS

Charitable donations and other donations made by the Group during the year amounted to US$41,000.

FIXED ASSETS

The details of movements in fixed assets during the year are set out in note 12 to the accounts.

PRINCIPAL PROPERTIES

The details of the principal hotel and investment properties are set out in note 34 to the accounts.

SHARE CAPITAL

The details of share capital are set out in note 21 to the accounts.

SUBSIDIARIES AND ASSOCIATED COMPANIES

The details of the Company's principal subsidiaries and associated companies are set out in note 33 to the accounts.

PARTICULARS OF BANK LOANS, OVERDRAFTS AND OTHER BORROWINGS

The particulars of bank loans, overdrafts and other borrowings as at 31 December 2001 are set out in notes 20 and 27 to the accounts.

RESULTS, ASSETS AND LIABILITIES

The results, assets and liabilities of the Group for the last five financial years are set out on page 108.

DIRECTORS

The Directors who held office during the year and up to the date of this report were:

	Mr YE Longfei *(Chairman)*	
	Mr KUOK Khoon Ho *(Deputy Chairman and Managing Director)*	
	Mr Thaddeus Thomas BECZAK	
	Mr Giovanni ANGELINI	
	Mr LUI Man Shing	(appointed on 22 March 2002)
#	Madam KUOK Oon Kwong	
#	Mr John David HAYDEN	
#	Mr HO Kian Guan	
#	Mr LEE Yong Sun	(appointed on 7 December 2001)
*	Mr QUEK Poh Huat	
*	Mr Alexander Reid HAMILTON	(appointed on 8 November 2001)
#	Mr HO Kian Cheong *(Alternate to Mr HO Kian Guan)*	
	Mr John Louis SEGRETI	(resigned on 15 December 2001)
	Mr Tomas Campos ZITA, JR.	(resigned on 11 March 2002)
	Mr YOUNG Chun Hui	(resigned on 11 March 2002)

\# *Non-executive Directors*
* *Independent Non-executive Directors*

Mr Eoghan Murray McMILLAN, who had been an independent non-executive Director on the Board since December 1994, passed away on 2 October 2001. The Board wishes to acknowledge the valuable counsel and guidance provided by Mr McMILLAN during his tenure on the Board.

Messrs KUOK Khoon Ho, Giovanni ANGELINI and HO Kian Guan retire by rotation in accordance with Article 99(A) and Messrs LUI Man Shing, LEE Yong Sun and Alexander Reid HAMILTON retire in accordance with Article 102(B) of the Company's Bye-Laws. All retiring Directors, being eligible, offer themselves for re-election.

Report of the Directors

BIOGRAPHICAL DETAILS OF DIRECTORS

Executive Directors

Mr YE Longfei, aged 60, is the Chairman of the Company. He was appointed as an executive Director of the Company in December 1997 and was appointed as Chairman of the Company in October 2000. He is also the Chairman of Kerry Holdings (China) Co., Ltd. and a Director of Kerry Beverages Limited and Kerry Holdings Limited. Prior to joining the Kuok Group, Mr Ye was the Chief Executive of the "Shanghai Desk" in Hong Kong, a co-operative arrangement between the Shanghai Municipal Government and Arthur Andersen & Co. (HK), from 1991 to 1995. Before taking up his assignment in Hong Kong, Mr Ye had served in various positions in the Shanghai Municipal Government. Mr Ye graduated from the Shanghai Fudan University in physics and is a graduate of the research institute of physics at the Shanghai Fudan University.

Mr KUOK Khoon Ho, aged 51, is the Deputy Chairman and Managing Director of the Company. He was appointed as an executive Director and Managing Director of the Company in September 1997 and was appointed as Deputy Chairman of the Company in October 2000. He joined the Kuok Group in 1976 and is currently the Vice Chairman of Kerry Holdings Limited and a non-executive Director of SCMP Group Limited. He is also a Director of Kerry Group Limited. He graduated from McGill University, Canada with a bachelor's degree in Commerce. He has extensive experience in hotel management, property development and corporate management. He is a brother of Madam KUOK Oon Kwong.

Mr Thaddeus Thomas BECZAK, aged 51, was appointed as an executive Director of the Company in August 1997. He is also an executive Director of Kerry Holdings Limited and Kerry Properties Limited and the Deputy Chairman of SCMP Group Limited. In November 1997, Mr Beczak was elected as a Council Member of The Stock Exchange of Hong Kong Limited ("HKSE") and Chairman of the Listing Committee of HKSE. Following the merger of HKSE with Hong Kong Futures Exchange Limited and Hong Kong Securities Clearing Company Limited, Mr Beczak remains as the Chairman of the Listing Committee of HKSE which has become a subsidiary of Hong Kong Exchanges and Clearing Limited after the merger. He is also a member of the Advisory Committee for the Securities and Futures Commission. Prior to joining the Kuok Group, Mr Beczak was a Managing Director of J.P. Morgan Inc. and President of J.P. Morgan Securities Asia Ltd., Hong Kong. Mr Beczak is a graduate of Georgetown University (B.S.F.S.) and Columbia University (M.B.A.). He is a member of the Board of Advisors of the School of Foreign Service of Georgetown University.

Mr Giovanni ANGELINI, aged 56, was appointed as an executive Director of the Company in June 1999. He joined the Group in August 1993 and at present, is the Managing Director and Chief Executive Officer of Shangri-La International Hotel Management Limited. Previously, he was the Vice President, Operations of Shangri-La Hotels and Resorts and the General Manager of Island Shangri-La, Hong Kong. Mr Angelini graduated from The Institute Volonta (University of Rome) in Business Administration. He is an experienced hotel/hospitality industry operator and during his past 37 years in the industry, he has managed quality hotels in Hong Kong, Singapore, Korea, Mexico, Bermuda and in his native country, Italy.

Mr LUI Man Shing, aged 58, was appointed as an executive Director of the Company in March 2002. Mr Lui joined the Kuok Group in 1977. He was previously Managing Director of Kerry (Thailand) Co. Ltd. and Shangri-La Hotel Public Company Limited ("SHPCL"), both are companies incorporated in Thailand. In 1992, Mr Lui returned to Hong Kong to oversee the planning and development of the Kuok Group's investments and hotel projects in China. At present, he is the Vice Chairman of SHPCL, the Managing Director of Kerry Beverages Limited and a Director of a number of companies within the Kuok Group including Kerry Holdings Limited and Kerry Trading Co. Limited.

Report of the Directors

Non-executive Directors

Madam KUOK Oon Kwong, aged 55, was appointed as a non-executive Director of the Company in November 1999. She is an Advocate & Solicitor (Barrister-at-Law) from Gray's Inn, London. In 1986, she was appointed Company Secretary of Shangri-La Hotel Limited, Singapore ("SHL"). This appointment enabled her to gain experience in handling the corporate and legal affairs of a listed company and also in hotel operations. In 1988, she joined the Board of SHL and is currently its Executive Chairman. Madam Kuok is also a Director of a number of companies within the Group including Shangri-La Hotel Public Company Limited, Thailand, Shangri-La Hotels (Malaysia) Berhad, Malaysia, of which she is the Managing Director, and certain subsidiaries of SHL. Madam Kuok is a sister of Mr KUOK Khoon Ho.

Mr John David HAYDEN, aged 60, was appointed as an executive Director of the Company in December 1997. Mr Hayden has held the position of Managing Director and Chief Executive Officer of Shangri-La International Hotel Management Limited since 1993 and retired from this position with effect from 30 June 1999. After his retirement, Mr Hayden remains as a non-executive Director of the Company and acts as an adviser to the Board. Mr Hayden is a graduate of the University of Natal, South Africa (B.A. Law) and Cornell University, U.S.A. (B.S. Hotel Administration).

Mr HO Kian Guan, aged 56, was appointed as a non-executive Director of the Company in May 1993. He is the Executive Chairman of the Keck Seng Group of companies including Keck Seng (Malaysia) Berhad (a company listed on the Kuala Lumpur Stock Exchange) and Keck Seng Investments (Hong Kong) Limited (a company listed on The Stock Exchange of Hong Kong Limited). He also serves on the boards of Shangri-La Hotel (Kowloon) Limited, Shangri-La International Hotels (Hangzhou) Limited, Shangri-La Hotel Limited, Singapore and Shangri-La Hotel Public Company Limited, Thailand. He is a brother of Mr HO Kian Cheong.

Mr LEE Yong Sun, aged 57, was appointed as a non-executive Director of the Company in December 2001. He is the Vice Chairman of Kerry Holdings Limited and also a Director of Kerry Group Limited. He has been with the Kuok Group since 1971. He graduated from the University of Singapore with a degree in Accountancy (B. Acc. Honours). He is a Certified Public Accountant (Singapore) and has extensive experience in banking, accounting and management.

Mr QUEK Poh Huat, aged 55, was appointed as an independent non-executive Director of the Company in August 1997. He was the President of Singapore Technologies Pte Ltd and Chairman of Singapore Technologies Aerospace Ltd before he joined Temasek Holdings (Private) Limited in September 1995. Mr Quek is currently the President of Temasek Holdings (Private) Limited. He holds a Bachelor of Science (Chemical Engineering) from University of Leeds (UK) and a Master of Science (Management) from the Naval Postgraduate School, Monterey, California. In Spring 1989, he attended the Harvard Advanced Management Program. He was awarded the Public Service Star Award by the Government of Singapore in August 1994.

Mr Alexander Reid HAMILTON, aged 60, was appointed as an independent non-executive Director of the Company in November 2001. He is a Director of a number of companies including CITIC Pacific Limited, COSCO International Holdings Limited, COSCO Pacific Limited, Esprit Holdings Limited and DBS Kwong On Bank Limited. He is a member of the Institute of Chartered Accountants of Scotland, a fellow member of the Hong Kong Society of Accountants and a fellow member of the Institute of Directors. He was a partner in Price Waterhouse for 16 years and has more than 20 years of audit and accounting experience. Mr Hamilton is the Chairman of the Board's Audit Committee.

Report of the Directors

Mr HO Kian Cheong, aged 52, was appointed as an alternate Director to Mr HO Kian Guan in June 1993. He is a Director of the Keck Seng Group of companies including Keck Seng (Malaysia) Berhad and Keck Seng Investments (Hong Kong) Limited. He is also an alternate Director of Shangri-La Hotel (Kowloon) Limited and Shangri-La International Hotels (Hangzhou) Limited. He is a brother of Mr HO Kian Guan.

PARTICULARS OF SECURITIES HELD BY DIRECTORS, CHIEF EXECUTIVES AND ASSOCIATES

As at 31 December 2001, the Directors had the following interests in the securities of the Company or any of its associated corporations (within the meaning of the Securities (Disclosure of Interests) Ordinance (the "SDI Ordinance")) (the "Associated Corporations") as recorded in the register required to be kept under Section 29 of the SDI Ordinance:

The Company

Name of Director	Number of ordinary shares	Notes
Mr YE Longfei	Nil	–
Mr KUOK Khoon Ho	3,456	1
	379,167	2
Mr Thaddeus Thomas BECZAK	394,000	1
Mr Giovanni ANGELINI	100,000	1
Mr LUI Man Shing	N/A	4
Madam KUOK Oon Kwong	151,379	1
	192,011	3
Mr John David HAYDEN	Nil	–
Mr HO Kian Guan	167,475	1
	126,755,718	2
Mr LEE Yong Sun	Nil	–
Mr QUEK Poh Huat	Nil	–
Mr Alexander Reid HAMILTON	Nil	–
Mr HO Kian Cheong	24,514	1
(Alternate to Mr HO Kian Guan)	124,046,553	2

Notes:

1 Personal interests held by the relevant Directors.
2 Deemed corporate interests held through companies controlled by the relevant Directors.
3 Family interest held by the spouse of the relevant Director.
4 Mr LUI Man Shing was appointed as a Director of the Company on 22 March 2002. His interest, if any, will be disclosed in the 2002 interim report of the Company.

Save as mentioned above, as at 31 December 2001, none of the Directors had any other interest in the securities of the Company or any of its Associated Corporations which had been entered in the register kept by the Company pursuant to Section 29 of the SDI Ordinance.

DIRECTORS' INTERESTS IN CONTRACTS

No contracts of significance in relation to the Group's business to which the Company or its subsidiaries was a party, and in which any Director had a material interest, subsisted at the end of the year or at any time during the year.

DIRECTORS' INTERESTS IN COMPETING BUSINESS

Pursuant to Rule 8.10 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("HKSE") (the "Listing Rules"), the Company disclosed below that during the year and up to the date of this report, the following Directors are considered to have interests in the businesses which compete or are likely to compete, either directly or indirectly, with the businesses of the Group, other than those businesses where the Directors of the Company have been appointed/ were appointed as Directors to represent the interests of the Company and/or the Group.

(i) Madam KUOK Oon Kwong is a non-executive Director of Allgreen Properties Limited ("Allgreen"), a company listed on the Singapore Exchange Securities Trading Limited.

Allgreen Group of companies ("Allgreen Group") has a diversified portfolio of properties in Singapore including serviced apartments. Shangri-La Hotel Limited, Singapore ("SHL") also owns a serviced apartment and condominium development in Singapore. While SHL and the Allgreen Group may compete with each other in the area of serviced apartment business, the Directors believe that this competition does not pose any material threat to SHL's business prospects because:

- SHL is principally engaged in the hotel business;
- the serviced apartment business is an ancillary part of SHL's hotel business;
- SHL's serviced apartment business is effectively marketed on the strength of Shangri-La International Hotel Management Limited ("SLIM") Group's renowned, high-quality services; and
- Madam KUOK Oon Kwong is only a non-executive Director of Allgreen.

(ii) Madam KUOK Oon Kwong is also a non-executive Director of Tanjong Aru Hotel Sdn. Bhd. ("TAHSB"), an associated company of the Kuok Group, which owns Shangri-La's Tanjung Aru Resort, Kota Kinabalu ("TAH").

While TAH may compete with Shangri-La's Rasa Ria Resort ("RRR"), a hotel in Kota Kinabalu owned by the Group, the Directors believe that this competition does not pose any material threat to RRR's business prospects because both TAH and RRR are managed by SLIM. Besides, as announced on 18 July 2001, the Group has entered into a Conditional Shares Sale Agreement for acquiring Kuok Group's entire 40% interest in TAHSB (the "Acquisition") and upon completion of the Acquisition, TAH will be under the Group's hotel portfolio.

(iii) Messrs HO Kian Guan and HO Kian Cheong are substantial shareholders and executive Directors of the companies which own the Holiday Inn Riverside Wuhan and the River View Hotel Singapore. While such businesses may compete with the Group's hotel businesses in Wuhan and Singapore, the Directors believe that this competition does not pose any material threat to the Group's hotel business prospects because:

- the target customers are different; and
- the Group's hotel business is effectively marketed on the strength of the SLIM Group's renowned and high-quality services.

Report of the Directors

The abovementioned competing businesses are operated and managed by companies with independent management and administration. In addition, the Board of Directors of the Company is independent of the boards of the abovementioned companies carrying on the competing businesses. Accordingly, the Group is capable of carrying on its business independent of, and at arm's length from, the competing businesses mentioned above.

SHARE OPTIONS

The executive share option scheme of the Company was approved by the shareholders of the Company on 16 December 1997 (the "Option Scheme").

The Option Scheme is designed to give executive Directors of, managers of or other employees holding an executive, managerial, supervisory or similar position in the Company or any of its subsidiaries an interest in preserving and maximising shareholder value in the longer term, to enable the Company to attract and retain individuals with experience and ability, and to provide individuals with incentives for future performance.

The maximum number of shares in the Company (the "Shares") in respect of which options may be granted under the Option Scheme shall be such number of Shares as shall represent 10 per cent of the Shares in issue from time to time (excluding the number of Shares which have been duly allotted and issued upon the exercise of options granted pursuant to the Option Scheme) (the "Maximum Number"). As at the date of this report, a total of 191,295,991 Shares (representing approximately 8.79% of the existing issued share capital thereof) are available for issue under the Option Scheme. The maximum entitlement of each participant under the Option Scheme cannot exceed 25 per cent of the Maximum Number at the relevant time.

The period under which an option may be exercised will be determined by the Board of Directors of the Company in its absolute discretion, save that no option may be exercised later than 10 years from the date on which the option is granted. The minimum period for which an option must be held before it can be exercised is determined by the Board of Directors of the Company upon the grant of an option. The amount payable on acceptance of an option is HK$1. The full amount of the exercise price for the subscription of Shares has to be paid upon exercise of an option.

The exercise price for any particular option shall be such price as the Board of Directors of the Company may in its absolute discretion determine at the time of grant of the relevant option (and shall be stated in the letter containing the offer of the grant of the option) but the exercise price shall not be less than whichever is higher of (a) the nominal value of a Share; and (b) 90 per cent of the average of the closing prices of the Shares as stated in HKSE's daily quotation sheets for the five trading days immediately preceding the date of offer of an option on which there were dealings in Shares on HKSE.

The Option Scheme will expire on 15 December 2007.

HKSE has amended the requirements for share option schemes under the Listing Rules and the new requirements came into effect on 1 September 2001. These new requirements make some of the provisions of the existing Option Scheme no longer applicable. The Board of Directors of the Company will recommend to the shareholders for approval a new share option scheme which complies with the new requirements under the Listing Rules at a Special General Meeting to be convened immediately after the forthcoming Annual General Meeting. During the transitional period, the Company must nevertheless comply with the new requirements of the Listing Rules.

Report of the Directors

Details of the Share Options outstanding as at 31 December 2001 which have been granted under the Option Scheme are as follows:

	Date of grant	Tranche	No. of option shares held as at 1 January 2001	No. of option shares granted during the year	No. of option shares exercised during the year	No. of option shares lapsed during the year	No. of option shares held as at 31 December 2001	Exercise price per option share HK$	Exercisable from	Exercisable until
1. Directors										
Mr YE Longfei	1 May 1998	I	100,000	-	-	-	100,000	8.00	1 May 1999	30 April 2008
	1 May 1998	II	100,000	-	-	-	100,000	8.00	1 May 2000	30 April 2008
	1 May 1998	III	100,000	-	-	-	100,000	8.00	1 May 2001	30 April 2008
	15 January 2000	I	200,000	-	-	-	200,000	8.55	15 January 2001	14 January 2010
	15 January 2000	II	200,000	-	-	-	200,000	8.55	15 January 2002	14 January 2010
	15 January 2001	I	-	350,000	-	-	350,000	7.94	15 January 2002	14 January 2011
	15 January 2001	II	-	350,000	-	-	350,000	7.94	15 January 2003	14 January 2011
Mr KUOK Khoon Ho	1 May 1998	I	400,000	-	-	-	400,000	8.00	1 May 1999	30 April 2008
	1 May 1998	II	400,000	-	-	-	400,000	8.00	1 May 2000	30 April 2008
	1 May 1998	III	400,000	-	-	-	400,000	8.00	1 May 2001	30 April 2008
	15 January 2000	I	250,000	-	-	-	250,000	8.55	15 January 2001	14 January 2010
	15 January 2000	II	250,000	-	-	-	250,000	8.55	15 January 2002	14 January 2010
	15 January 2001	I	-	150,000	-	-	150,000	7.94	15 January 2002	14 January 2011
	15 January 2001	II	-	150,000	-	-	150,000	7.94	15 January 2003	14 January 2011
Mr Thaddeus Thomas BECZAK	1 May 1998	I	400,000	-	-	-	400,000	8.00	1 May 1999	30 April 2008
	1 May 1998	II	400,000	-	-	-	400,000	8.00	1 May 2000	30 April 2008
	1 May 1998	III	400,000	-	-	-	400,000	8.00	1 May 2001	30 April 2008
	15 January 2000	I	250,000	-	-	-	250,000	8.55	15 January 2001	14 January 2010
	15 January 2000	II	250,000	-	-	-	250,000	8.55	15 January 2002	14 January 2010
	15 January 2001	I	-	50,000	-	-	50,000	7.94	15 January 2002	14 January 2011
	15 January 2001	II	-	50,000	-	-	50,000	7.94	15 January 2003	14 January 2011
Mr Giovanni ANGELINI	1 May 1998	I	150,000	-	-	-	150,000	8.00	1 May 1999	30 April 2008
	1 May 1998	II	150,000	-	-	-	150,000	8.00	1 May 2000	30 April 2008
	1 May 1998	III	150,000	-	-	-	150,000	8.00	1 May 2001	30 April 2008
	15 January 2000	I	275,000	-	-	-	275,000	8.55	15 January 2001	14 January 2010
	15 January 2000	II	275,000	-	-	-	275,000	8.55	15 January 2002	14 January 2010
	15 January 2001	I	-	150,000	-	-	150,000	7.94	15 January 2002	14 January 2011
	15 January 2001	II	-	150,000	-	-	150,000	7.94	15 January 2003	14 January 2011
Mr Tomas Campos ZITA, JR. *(note 1)*	1 May 1998	I	100,000	-	-	-	100,000	8.00	1 May 1999	30 April 2008
	1 May 1998	II	100,000	-	-	-	100,000	8.00	1 May 2000	30 April 2008
	1 May 1998	III	100,000	-	-	-	100,000	8.00	1 May 2001	30 April 2008
	15 January 2000	I	200,000	-	-	-	200,000	8.55	15 January 2001	14 January 2010
	15 January 2000	II	200,000	-	-	-	200,000	8.55	15 January 2002	14 January 2010
	15 January 2001	I	-	50,000	-	-	50,000	7.94	15 January 2002	14 January 2011
	15 January 2001	II	-	50,000	-	-	50,000	7.94	15 January 2003	14 January 2011
Mr YOUNG Chun Hui *(note 2)*	1 May 1998	I	150,000	-	-	-	150,000	8.00	1 May 1999	30 April 2008
	1 May 1998	II	150,000	-	-	-	150,000	8.00	1 May 2000	30 April 2008
	1 May 1998	III	150,000	-	-	-	150,000	8.00	1 May 2001	30 April 2008
	15 January 2000	I	100,000	-	-	-	100,000	8.55	15 January 2001	14 January 2010
	15 January 2000	II	100,000	-	-	-	100,000	8.55	15 January 2002	14 January 2010
	15 January 2001	I	-	50,000	-	-	50,000	7.94	15 January 2002	14 January 2011
	15 January 2001	II	-	50,000	-	-	50,000	7.94	15 January 2003	14 January 2011

Report of the Directors

	Date of grant	Tranche	No. of option shares held as at 1 January 2001	No. of option shares granted during the year	No. of option shares exercised during the year	No. of option shares lapsed during the year	No. of option shares held as at 31 December 2001	Exercise price per option share HK$	Exercisable from	Exercisable until
Mr John Louis SEGRETI	1 May 1998	I	90,000	-	-	90,000	-	8.00	1 May 1999	30 April 2008
(note 3)	1 May 1998	II	90,000	-	-	90,000	-	8.00	1 May 2000	30 April 2008
	1 May 1998	III	90,000	-	-	90,000	-	8.00	1 May 2001	30 April 2008
	15 January 2000	I	165,000	-	-	165,000	-	8.55	15 January 2001	14 January 2010
	15 January 2000	II	165,000	-	-	165,000	-	8.55	15 January 2002	14 January 2010
	6 April 2000	I	200,000	-	-	200,000	-	8.55	6 April 2001	5 April 2010
	6 April 2000	II	200,000	-	-	200,000	-	8.55	6 April 2002	5 April 2010
	15 January 2001	I	-	150,000	-	150,000	-	7.94	15 January 2002	14 January 2011
	15 January 2001	II	-	150,000	-	150,000	-	7.94	15 January 2003	14 January 2011
Mr John David HAYDEN	1 May 1998	I	400,000	-	-	-	400,000	8.00	1 May 1999	30 April 2008
	1 May 1998	II	400,000	-	-	-	400,000	8.00	1 May 2000	30 April 2008
	1 May 1998	III	400,000	-	-	-	400,000	8.00	1 May 2001	30 April 2008
2. Continuous contract employees	1 May 1998	I	1,590,000	-	-	70,000	1,520,000	8.00	1 May 1999	30 April 2008
	1 May 1998	II	1,590,000	-	-	70,000	1,520,000	8.00	1 May 2000	30 April 2008
	1 May 1998	III	1,590,000	-	-	70,000	1,520,000	8.00	1 May 2001	30 April 2008
	15 January 2000	I	2,375,000	-	-	215,000	2,160,000	8.55	15 January 2001	14 January 2010
	15 January 2000	II	2,375,000	-	-	215,000	2,160,000	8.55	15 January 2002	14 January 2010
	15 January 2001	I	-	1,600,000	-	70,000	1,530,000	7.94	15 January 2002	14 January 2011
	15 January 2001	II	-	1,600,000	-	70,000	1,530,000	7.94	15 January 2003	14 January 2011
3. Other participants	1 May 1998	I	1,100,000	-	-	-	1,100,000	8.00	1 May 1999	30 April 2008
	1 May 1998	I	50,000	-	-	-	50,000	8.00	1 May 1999	30 November 2002
	1 May 1998	II	1,100,000	-	-	-	1,100,000	8.00	1 May 2000	30 April 2008
	1 May 1998	II	50,000	-	-	-	50,000	8.00	1 May 2000	30 November 2002
	1 May 1998	III	1,100,000	-	-	-	1,100,000	8.00	1 May 2001	30 April 2008
	1 May 1998	III	50,000	-	-	-	50,000	8.00	1 May 2001	30 November 2002
	15 January 2000	I	745,000	-	-	-	745,000	8.55	15 January 2001	14 January 2010
	15 January 2000	II	745,000	-	-	-	745,000	8.55	15 January 2002	14 January 2010
	15 January 2001	I	-	120,000	-	-	120,000	7.94	15 January 2002	14 January 2011
	15 January 2001	II	-	120,000	-	-	120,000	7.94	15 January 2003	14 January 2011
Total			23,110,000	5,340,000	-	2,080,000	26,370,000			

Notes:

1. The options granted to Mr Tomas Campos ZITA, JR. remains exercisable following his resignation as Director of the Company with effect from 11 March 2002 as he is still an executive Director in several of the Company's subsidiaries.

2. The options granted to Mr YOUNG Chun Hui remains exercisable following his resignation as Director of the Company with effect from 11 March 2002 as he still holds an executive position in one of the Company's subsidiaries.

3. During the year, the options granted to Mr John Louis SEGRETI lapsed following his resignation as Director of the Company.

4. The closing price per share of the Company's shares trading on HKSE on 12 January 2001 (i.e. the business day immediately before the grant on 15 January 2001) was HK$7.80.

5. No options were cancelled during the year.

The Directors consider that it is not appropriate to disclose the value of options granted during the year as the market price of the Company's shares as at the year end date was below the respective exercise prices of the options granted and any valuation of the above options would be subject to a number of assumptions that would be subjective and uncertain.

DIRECTORS' RIGHTS TO ACQUIRE SHARES OR DEBENTURES

As at 31 December 2001, details of options granted under the Option Scheme to the Directors/ former Directors of the Company who held office during the year were stated in the previous section headed "Share Options" of this report.

Apart from the aforesaid, at no time during the year was the Company or its subsidiaries a party to any arrangements to enable the Directors or their spouses or children under 18 years of age to acquire benefits by means of the acquisition of shares in or debentures of the Company or any other body corporate.

CONNECTED TRANSACTIONS

During the year and in the normal course of business, the Company and its subsidiaries had various commercial transactions with certain connected persons including member companies of the Kuok Group. The Kuok Group has a controlling interest in the share capital of the Company. These transactions are considered to be connected transactions under the Listing Rules and related party transactions under the Hong Kong Statement of Standard Accounting Practice No. 20 "Related Party Disclosures". Details of these transactions are as follows:

1 Payment of office expenses

The Company reimbursed Kerry Trading Co. Limited, a company within the Kuok Group for US$ 1,170,000 (2000: US$1,290,000) on costs reimbursement basis and paid Kerry Holdings Limited, a substantial shareholder of the Company, US$561,000 (2000: US$567,000) for office rental, administration and related expenses.

2 Land rental

(A) Payment of land rental amounting to US$700,000 (2000: US$899,000) to Brown Swallow Development Corporation and Green Mangrove Realty Inc., companies within the Kuok Group, for lease of land where Shangri-La's Mactan Island Resort, Cebu is constructed. Rental payments are computed at a certain percentage of the hotel's rooms, food and beverage and dry goods and service revenues under a contract for 25 years which commenced on 12 March 1990. The percentages are comparable to those paid by another subsidiary of the Company in the Philippines to an independent third party.

(B) Payment of land rental amounting to US$1,002,000 (2000: US$1,301,000) to Edsa Properties Holdings, Inc., an associated company of the Kuok Group, for lease of land where Edsa Shangri-La, Manila is constructed. Rental payments are computed at a certain percentage of the hotel's rooms, food and beverage and dry goods and service revenues under a contract for 25 years which commenced on 28 August 1992. The percentage is comparable to those paid by another subsidiary of the Company in the Philippines to an independent third party.

Report of the Directors

3 Unsecured shareholders' loans and guarantee

(A) The Group provided financial assistance to certain companies in prior years. The balances of these financial assistance as at the respective year end date of 2001 and 2000 are listed below:

(i) Unsecured shareholders' loans [1]

		Loan balance	
		2001	2000
		US$'000	*US$'000*
a.	Non-wholly owned subsidiaries		
	– Harbin Shangri-La Hotel Co., Ltd.[2]	**18,843**	19,493
	– Changchun Shangri-La Hotel Co., Ltd.[3]	**29,070**	33,170
	– Shenyang Traders Hotel Ltd.[3]	**30,350**	36,690
	– Beihai Shangri-La Hotel Ltd.[3]	**23,130**	23,630
	– Shangri-La International Hotels (Pacific Place) Limited	**15,600**	15,600
	– Traders Yangon Company Limited ("THYN")		
	: interest bearing portion	**21,862**	13,230
	: non-interest bearing portion	**32,859**	32,859
	– Shangri-La Yangon Company Limited		
	: interest bearing portion	**1,492**	1,428
	: non-interest bearing portion	**23,732**	23,732
	– Traders Square Company Limited	**4,160**	4,160
	– Sentosa Beach Resort Pte Ltd ("SEN")	**6,499**	6,920
	– Central Laundry Pte Ltd ("CLPL")	**569**	865
b.	Associated company		
	– Cuscaden Properties Pte Ltd ("CPPL")	**28,831**	30,702
c.	Investee company		
	– PT Saripuri Permai Hotel	**1,950**	2,306

(ii) *Guarantee executed in favour of banks for securing bank loans/facilities granted* [1&4]

		Amount of guarantee given	
		2001	2000
		US$'000	*US$'000*
a.	Non-wholly owned subsidiaries		
	– THYN	**13,580**	20,510
	– CLPL	**–**	228
	– Wuhan Shangri-La Hotel Co., Ltd.	**6,900**	6,900
b.	Associated companies		
	– CPPL	**4,831**	13,632
	– Beijing Jia Ao Real Estate Development Co., Ltd.	**29,759**	29,759

Notes:

1. Please refer to 2000 annual report for other details of the financial assistance provided. Terms of such financial assistance remain unchanged as at year end of 2001.

2. The Group had waived all the year 2000 loan interest of this subsidiary amounting to US$1,508,000. Under a supplementary agreement signed during the year, this loan will be non-interest bearing for all the years from year 2001 to 2003.

3. The Group has waived all the current year's loan interest of these subsidiaries amounting to US$4,651,000 (2000: US$7,161,000).

4. The amount of guarantee disclosed is stated with reference to the utilised bank loans/ facilities balance.

(B) The Group also provided the following new financial assistance to CPPL during the year:

SHL and a subsidiary of Shangri-La Hotel Public Company Limited, Thailand ("SHPCL") executed a proportionate guarantee in favour of a bank for securing the interest expenses of facilities granted to CPPL. The total balance of these facilities as at 31 December 2001 was US$59,951,000.

4 Proposed acquisitions

The Group has entered into conditional agreements with certain connected persons during the year to acquire the equity interest of certain companies held by them. Details of these transactions are set out in note 31(f) to 31 (h) to the accounts.

Report of the Directors

5 During the year, there were other connected transactions covering fees paid and received which need to be disclosed herein in accordance with the requirements of the waivers granted by HKSE.

(A) The Group received hotel management and related services and royalty fees totalling US$1,986,000 (2000: US$2,356,000) from certain companies within the Kuok Group. The fees are charged by the Group at either a fixed amount or a certain percentage of the gross operating revenue/profit of the relevant companies. The terms under these agreements are comparable to other agreements with the Group's subsidiaries and associated companies and with third parties under management contracts.

(B) Payment of insurance premium, godown and transportation rental amounting to US$945,000 (2000: US$864,000) to various companies within the Kuok Group (other than a Malaysian company as mentioned below). The fees are determined with reference to relevant industry practices.

(C) Payment of insurance premium amounting to US$548,000 (2000: US$578,000) by SHMB Group of companies to a Malaysian company within the Kuok Group. The fees are determined with reference to relevant industry practices.

(D) Payment of renovation project services fees and reimbursement of staff cost amounting to US$239,000 (2000: US$234,000) by SHL to a company within the Kuok Group. The project services fees are comparable to those charged by independent project consultants.

(E) Receipt of laundry services fees of US$784,000 and US$497,000 (2000: US$904,000 and US$534,000) by CLPL on normal commercial terms from two companies within the Kuok Group and SEN, respectively.

In accordance with the requirements of the respective waivers, the Directors of the Company confirm that:

(a) In relation to all the items 5(A) to 5(E)

- these transactions were entered into in the ordinary and usual course of business of the Company;

- these transactions were entered into in accordance with the terms of the agreement governing such transactions;

- these transactions were conducted either on normal commercial terms or (where there is no available comparison) on terms that were fair and reasonable so far as the shareholders of the Company were concerned; and

(b) In relation to items 5(C), 5(D) and 5(E)

- the aggregate value of each of such transactions in the financial year was less than HK$10 million or 3% of the book value of the net tangible assets of the Company as disclosed in the latest published audited consolidated accounts, whichever is the higher.

SUBSTANTIAL INTERESTS IN THE SHARE CAPITAL OF THE COMPANY

As at 31 December 2001, as far as the Directors are aware, the interests of the substantial shareholders in the shares of the Company were as follows:

Name	Number of Ordinary shares
Kerry Group Limited ("KGL")	981,958,555
Kerry Holdings Limited ("KHL")	981,958,555

Notes:

1 KHL is a subsidiary of KGL and, accordingly, the shares in which KHL is shown to be interested are also included in the shares in which KGL is shown to be interested.

2 The shares in which KGL and KHL are shown to be interested include those shares held by the subsidiary of SHPCL.

Apart from the aforesaid, as at 31 December 2001, the Company had not been notified of any interest amounting to 10% or more of the issued share capital of the Company.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

During the year and up to the date of this report, except as disclosed in note 21 to the accounts, the Company has not redeemed any of its shares, and neither the Company nor any of its subsidiaries has purchased or sold any of the Company's listed securities.

PRE-EMPTIVE RIGHTS

There is no provision for pre-emptive rights under the Company's Bye-Laws or the laws in Bermuda.

SERVICE CONTRACTS

There is no service contract, which is not determinable by the Company within one year without payment of compensation (other than statutory compensation), in respect of any Director proposed for re-election at the forthcoming annual general meeting.

MANAGEMENT CONTRACTS

No contracts concerning the management and administration of the whole or any substantial part of the business of the Company were entered into or existed during the year.

MAJOR CUSTOMERS AND SUPPLIERS

The percentages of the five largest customers combined and the five largest suppliers combined are less than 10% of the Group's total turnover and purchases respectively.

Report of the Directors

CODE OF BEST PRACTICE

The Company has complied with the Code of Best Practice, as set out in Appendix 14 of the Listing Rules, throughout the year.

REMUNERATION COMMITTEE

A Remuneration Committee of the Board of Directors was set up on 17 October 1997 to review matters relating to the compensation and the incentives proposed for senior management and executive Directors of the Company. The Committee currently comprises five members including the Chairman, the Deputy Chairman and Managing Director, an executive Director and two non-executive Directors, one of them being independent.

AUDIT COMMITTEE

The Company set up an Audit Committee of the Board of Directors on 25 August 1998. The Committee comprises three non-executive Directors, two of them being independent. The Committee acts in accordance with written terms of reference. The current Committee members are Mr Alexander Reid HAMILTON, Mr HO Kian Guan and Mr QUEK Poh Huat. The Committee reviewed the Group's 2001 audited accounts before they were tabled for the Board's review and approval.

AUDITORS

The accounts have been audited by PricewaterhouseCoopers who retire and, being eligible, offer themselves for re-appointment.

On behalf of the Board of Directors

YE Longfei
Director

KUOK Khoon Ho
Director

Hong Kong, 22 March 2002

PRICEWATERHOUSECOOPERS

羅兵咸永道會計師事務所

PricewaterhouseCoopers
22nd Floor Prince's Building
Central Hong Kong
Telephone (852) 2289 8888
Facsimile (852) 2810 9888

AUDITORS' REPORT TO THE SHAREHOLDERS OF SHANGRI-LA ASIA LIMITED
(incorporated in Bermuda with limited liability)

We have audited the accounts set out on pages 50 to 107 which have been prepared in accordance with accounting principles generally accepted in Hong Kong.

Respective responsibilities of Directors and auditors

The Directors of the Company are responsible for the preparation of accounts which give a true and fair view. In preparing accounts which give a true and fair view it is fundamental that appropriate accounting policies are selected and applied consistently.

It is our responsibility to form an independent opinion, based on our audit, on those accounts and to report our opinion to you.

Basis of opinion

We conducted our audit in accordance with Statements of Auditing Standards issued by the Hong Kong Society of Accountants. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the accounts. It also includes an assessment of the significant estimates and judgements made by the Directors in the preparation of the accounts, and of whether the accounting policies are appropriate to the circumstances of the Company and the Group, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the accounts are free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the accounts. We believe that our audit provides a reasonable basis for our opinion.

Opinion

In our opinion, the accounts give a true and fair view of the state of affairs of the Company and of the Group as at 31 December 2001 and of the profit and cash flows of the Group for the year then ended and have been properly prepared in accordance with the disclosure requirements of the Hong Kong Companies Ordinance.

PricewaterhouseCoopers

PricewaterhouseCoopers
Certified Public Accountants

Hong Kong, 22 March 2002

Consolidated Profit and Loss Account

For the year ended 31 December 2001

	Note	2001 US$'000	Restated 2000 US$'000
Turnover	2	599,561	683,680
Cost of sales		(243,627)	(263,500)
Gross profit		355,934	420,180
Other revenues	2	12,125	13,486
Marketing expenses		(23,216)	(25,362)
Administrative expenses		(52,790)	(56,253)
Other operating expenses		(163,868)	(160,093)
Operating profit before finance costs	3	128,185	191,958
Finance costs	4	(64,886)	(85,855)
Operating profit		63,299	106,103
Share of results of associated companies	5	35,097	40,559
Profit before taxation		98,396	146,662
Taxation	6	(27,040)	(35,769)
Profit after taxation		71,356	110,893
Minority interests		(12,563)	(19,116)
Profit attributable to shareholders	7	58,793	91,777
Dividends	8	42,465	42,924
Basic earnings per share	9(a)	US2.63 cents	US4.14 cents
Diluted earnings per share	9(b)	US2.63 cents	US4.14 cents

Consolidated Balance Sheet

As at 31 December 2001

	Note	2001 US$'000	Restated 2000 US$'000
Fixed assets	12	**3,577,869**	3,657,033
Negative goodwill	13	**(223,188)**	(210,425)
Associated companies	15	**941,671**	930,826
Long-term investments	16	**2,762**	2,918
Current assets			
Inventories		**15,076**	18,113
Accounts receivable, prepayments and deposits	17	**53,170**	63,669
Due from associated companies		**21,989**	1,915
Due from minority shareholders		**15,900**	15,537
Other investments	18	**56,380**	149,342
Cash and bank balances	29(c)	**103,697**	179,809
		266,212	428,385
Current liabilities			
Accounts payable and accruals	19	**122,233**	143,973
Due to minority shareholders		**5,472**	2,807
Taxation		**7,935**	15,861
Bank loans and overdrafts	20	**619,796**	128,063
		755,436	290,704
Net current (liabilities)/assets		**(489,224)**	137,681
		3,809,890	4,518,033
Financed by:			
Share capital	21	**281,406**	286,270
Reserves	23	**2,192,776**	2,279,689
Retained profits	24	**384,230**	377,012
Proposed final dividend	8	**22,325**	23,038
Shareholders' funds		**2,880,737**	2,966,009
Minority interests and loans	27	**412,867**	481,968
		3,293,604	3,447,977
Non-current liabilities			
Bank loans and other borrowings	20	**506,276**	1,062,043
Deferred taxation	28	**10,010**	8,013
		3,809,890	4,518,033

YE Longfei
Director

KUOK Khoon Ho
Director

Balance Sheet

As at 31 December 2001

	Note	2001 US$'000	Restated 2000 US$'000
Fixed assets	12(d)	**29**	83
Subsidiaries	14	**2,232,166**	2,265,032
Current assets			
Dividend receivable, prepayments and deposits		**138,752**	99,145
Cash and bank balances		**12,009**	15,192
		150,761	114,337
Current liabilities			
Accounts payable and accruals		**2,163**	1,783
Net current assets		**148,598**	112,554
		2,380,793	2,377,669
Financed by:			
Share capital	21	**281,406**	286,270
Reserves	23	**2,065,397**	2,078,524
Retained profits	24	**11,665**	(10,163)
Proposed final dividend	8	**22,325**	23,038
Shareholders' funds		**2,380,793**	2,377,669

YE Longfei
Director

KUOK Khoon Ho
Director

Consolidated Cash Flow Statement

For the year ended 31 December 2001

	Note	2001 US$'000	Restated 2000 US$'000
Net cash inflow from operating activities	29(a)	**185,926**	232,600
Returns on investments and servicing of finance			
Interest received		**7,353**	7,721
Interest paid – convertible bonds		–	(6,565)
Interest paid – others		**(64,170)**	(72,653)
Dividends received from associated companies		**319**	16,401
Dividends received from other investments		**3,537**	4,532
Dividends paid		**(43,178)**	(42,613)
Dividends paid to minority shareholders		**(10,180)**	(11,422)
Net cash outflow from returns on investments and servicing of finance		**(106,319)**	(104,599)
Taxation			
Hong Kong profits tax paid		**(9,428)**	(8,708)
Overseas tax paid		**(13,304)**	(12,275)
Total tax paid		**(22,732)**	(20,983)
Investing activities			
Purchase of fixed assets		**(37,469)**	(43,832)
Expenditure on properties under development		**(47,494)**	(18,178)
Proceeds from sale of fixed assets		**1,744**	974
Purchase of additional interest in a subsidiary	21(a)	**(209)**	–
Net (increase)/decrease in loans to associated companies		**(316)**	15,208
Loans to investee company		–	(1,251)
Purchase of other investments		**(3,262)**	(83)
Repayment of loan from investment company		–	246
Proceeds from disposal of other investments		**12,861**	73,299
Proceeds from long-term investments realised		–	91
Net cash (outflow)/inflow from investing activities		**(74,145)**	26,474
Net cash (outflow)/inflow before financing		**(17,270)**	133,492
Financing			
Repurchase of shares		**(2,163)**	(2,679)
Repurchase of convertible bonds		–	(13,772)
Redemption of convertible bonds		–	(221,290)
Net (decrease)/increase in loan from a minority shareholder		**(1,877)**	5,319
Repayment of bank loans		**(418,896)**	(342,662)
Bank loans raised		**368,926**	507,247
Net cash outflow from financing	29(b)	**(54,010)**	(67,837)
(Decrease)/increase in cash and cash equivalents		**(71,280)**	65,655
Cash and cash equivalents at 1 January		**174,672**	109,017
Cash and cash equivalents at 31 December	29(c)	**103,392**	174,672

Consolidated Statement of Recognised Gains and Losses

For the year ended 31 December 2001

	Note	2001 US$'000	Restated 2000 US$'000
Revaluation (deficit)/surplus on hotel properties	23	**(51,970)**	212,678
Revaluation surplus on investment properties	23	**6,551**	43,824
Exchange differences arising on translation of subsidiaries and associated companies	23	**(28,465)**	(62,627)
Net (losses)/gains not recognised in the profit and loss account		**(73,884)**	193,875
Profit attributable to shareholders		**58,793**	91,777
Total recognised (losses)/gains		**(15,091)**	285,652
Cumulative effect of changes in accounting policies adopted on 1 January 2001:			
Retained profits at 1 January – effect of adopting SSAP 30	25	**24,207**	9,465
Capital reserve at 1 January – effect of adopting SSAP 30	25	**(396,256)**	(394,811)
		(372,049)	(385,346)

1 PRINCIPAL ACCOUNTING POLICIES

The principal accounting policies adopted in the preparation of these consolidated accounts are set out below:

(a) Basis of preparation

The accounts have been prepared in accordance with accounting principles generally accepted in Hong Kong and comply with accounting standards issued by the Hong Kong Society of Accountants ("HKSA"). They have been prepared under the historical cost convention except that, as disclosed in the accounting policies below, certain property, plant and equipment, investment properties and investments in securities are stated at fair value.

In the current year, the Group adopted the following Statements of Standard Accounting Practice ("SSAPs") issued by the HKSA which are effective for accounting periods commencing on or after 1 January 2001:

SSAP 9 (revised)	:	Events after the balance sheet date
SSAP 14 (revised)	:	Leases (effective for accounting periods commencing on or after 1 July 2000)
SSAP 26	:	Segment reporting
SSAP 29	:	Intangible assets
SSAP 30	:	Business combinations
SSAP 31	:	Impairment of assets
SSAP 32	:	Consolidated financial statements and accounting for investments in subsidiaries

The effect of adopting these new standards is set out in the accounting policies below. Certain comparative figures have also been restated to conform with the current year's presentation.

(b) Group accounting

(i) Consolidation

The consolidated accounts include the accounts of the Company and its subsidiaries made up to 31 December. Subsidiaries are those entities in which the Group controls the composition of the board of directors, controls more than half the voting power or holds more than half of the issued share capital, or by way of having the power to govern its financial and operating policies so that the Group obtains benefits from these activities.

The results of subsidiaries acquired or disposed of during the year are included in the consolidated profit and loss account from the effective date of acquisition or up to the effective date of disposal, as appropriate.

All significant intercompany transactions and balances within the Group are eliminated on consolidation.

Notes to the Accounts

For the year ended 31 December 2001

1 **PRINCIPAL ACCOUNTING POLICIES (CONT'D)**

(b) Group accounting (Cont'd)

(i) Consolidation (Cont'd)

The gain or loss on the disposal of a subsidiary represents the difference between the proceeds of the sale and the Group's share of its net assets together with any unamortised goodwill or negative goodwill and related accumulated foreign currency exchange fluctuation reserve.

Minority interests represent the interests of outside shareholders in the operating results and net assets of subsidiaries.

In the Company's balance sheet the investments in subsidiaries are stated at cost less provision for impairment losses. The results of subsidiaries are accounted for by the Company on the basis of dividends received and receivable.

(ii) Associated companies

An associated company is a company, not being a subsidiary, in which an equity interest is held for the long-term and significant influence is exercised in its management.

The consolidated profit and loss account includes the Group's share of the results of associated companies for the year, and the consolidated balance sheet includes the Group's share of the net assets of the associated companies.

In the Company's balance sheet the investments in associated companies are stated at cost less provision for impairment losses. The results of associated companies are accounted for by the Company on the basis of dividends received and receivable.

Equity accounting is discontinued when the carrying amount of the investment in an associated company reaches zero, unless the Group has incurred obligations or guaranteed obligations in respect of the associated company.

(c) Revenue recognition

(i) Hotel revenue from rooms rental, food and beverage sales and other ancillary services is recognised when the services are rendered.

(ii) Revenue in respect of hotel management and related services is recognised when the services are rendered.

(iii) Rental revenue from properties is recognised on a straight line basis over the periods of the respective leases.

(iv) Interest income is recognised on a time proportion basis, taking into account the principal amounts outstanding and the interest rates applicable.

(v) Dividend income from other investments is recognised when the right to receive payment is established.

1 PRINCIPAL ACCOUNTING POLICIES (CONT'D)

(d) Deferred taxation

Deferred taxation is accounted for at the current taxation rate in respect of timing differences between profit as computed for taxation purposes and profit as stated in the accounts to the extent that a liability or an asset is expected to be payable or recoverable in the foreseeable future.

(e) Fixed assets

(i) Hotel properties

Hotel properties are interests in land and buildings and their integral fixed plant, and are stated at valuations in the balance sheet except for newly opened hotels which have not completed two full years of operation and are stated at cost. Independent valuations are performed at intervals not exceeding three years on an open market for existing use basis as fully operational business units. In the intervening years the Directors review the carrying value of each property and independent valuation is performed where there are indications of a material change. Changes in the value of hotel properties are dealt with as movements in the hotel properties revaluation reserve. If the total of this reserve is insufficient to cover a deficit on an individual basis, the excess of the deficit is charged to the profit and loss account. No depreciation is provided on hotel properties held on leases (including land use rights) of more than 20 years. It is the Group's practice to maintain the properties in a continual state of sound repair and maintenance, and accordingly the Directors consider that depreciation is not necessary due to their high residual values. The related maintenance expenditure is dealt with in the profit and loss account in the year of expenditure.

Hotel properties held on leases (including land use rights) of which the unexpired term is 20 years or less are depreciated on the straight line basis over the unexpired period of the leases.

(ii) Investment properties

Investment properties are interests in land and buildings in respect of which construction work and development have been completed, and which are held for their long-term investment potential, any rental income being negotiated at arm's length. Investment properties are stated at annual professional valuations at the balance sheet date. Changes in the value of investment properties are dealt with as movements in the investment properties revaluation reserve. If the total of this reserve is insufficient to cover a deficit on a portfolio basis, the excess of the deficit is charged to the profit and loss account. Investment properties are not depreciated except where the unexpired term of the lease is 20 years or less, in which case depreciation is provided on the straight line basis over the unexpired period of the leases.

The gain or loss on disposal of an investment property, representing the difference between the net sales proceeds and the carrying amount of the relevant asset together with any revaluation reserve balance remaining attributable to the relevant asset, is recognised in the profit and loss account.

Notes to the Accounts

For the year ended 31 December 2001

1 **PRINCIPAL ACCOUNTING POLICIES (CONT'D)**

(e) Fixed assets (Cont'd)

(iii) Properties under development

Properties under development are investments in land and buildings under construction. These properties are stated at cost, which comprises land costs, fees for land use rights and development costs including attributable interest and professional charges capitalised during the development period less accumulated impairment losses. No depreciation is provided on properties under development.

(iv) Other tangible fixed assets

Other tangible fixed assets are stated at cost less accumulated depreciation and accumulated impairment losses. Depreciation of other tangible fixed assets is calculated to write off their cost, less residual value, on the straight line basis over their expected useful lives to the Group. The principal annual rates used for this purpose are:

Other land and buildings	2.5%
Furniture, fixtures and equipment	10% to 33 $^{1}/_{3}$%
Motor vehicles	25%
Plant and machinery	5% to 10%

(v) Gain or loss on disposal of fixed assets

The gain or loss on disposal of a fixed asset other than investment properties is the difference between the net sales proceeds and the carrying amount of the relevant asset, and is recognised in the profit and loss account. Any revaluation reserve balance remaining attributable to the relevant asset is transferred to retained profits and is shown as a movement in reserves.

(vi) Cost of restoring and improving other tangible fixed assets

Major costs incurred in restoring other tangible fixed assets to their normal working condition are charged to the profit and loss account. Improvements are capitalised and depreciated over their expected useful lives to the Group.

(vii) Impairment

At each balance sheet date, both internal and external sources of information are considered to assess whether there is any indication that assets included in properties under development, other properties and other fixed assets are impaired. If any such indication exists, the recoverable amount of the asset is estimated and where relevant, an impairment loss is recognised to reduce the asset to its recoverable amount. Such impairment losses are recognised in the profit and loss account except where the asset is carried at valuation and the impairment loss does not exceed the revaluation surplus for that same asset, in which case it is treated as a revaluation decrease.

1 **PRINCIPAL ACCOUNTING POLICIES (CONT'D)**

(f) Operating leases

Leases where substantially all the risks and rewards of ownership of assets remain with the leasing company are accounted for as operating leases. Payment made under operating leases net of any incentives received from the leasing company are charged to profit and loss on a straight-line basis over the lease periods.

(g) Intangibles

(i) Goodwill/Negative goodwill

Goodwill/Negative goodwill represents the excess/deficit of the cost of an acquisition over the fair value of the Group's share of the net assets of the acquired subsidiary or associated company at the date of acquisition.

In previous financial years, goodwill and negative goodwill on acquisition was written off against reserves and taken directly to reserves respectively. On adoption of SSAP 30, goodwill on acquisitions is included in intangible assets and is amortised using the straight-line method over its estimated useful life of 15 years from date of acquisition, while the negative goodwill is presented in the same balance sheet classification as goodwill. To the extent that negative goodwill relates to expectations of future losses and expenses that are identified in the Group's plan for the acquisition and can be measured reliably, but which do not represent identifiable liabilities at the date of acquisition, that portion of negative goodwill is recognised in the income statement when the future losses and expenses are recognised. Any remaining negative goodwill, not exceeding the fair values of the non-monetary assets acquired, is recognised in the income statement over the remaining weighted average useful life, which is 15 years, of those assets; negative goodwill in excess of the fair values of those non-monetary assets is recognised in the income statement immediately. This change in accounting policy has been applied retrospectively so that the 2000 comparatives presented have been restated to conform to the changed policy. The financial effects of this change in accounting policy, applies in accordance with the requirement of the SSAP 2 "Net profit or loss for the period, fundamental errors and changes in accounting policies", are set out in notes 13 and 25 to the accounts.

(ii) Intellectual properties rights

On adoption of SSAP 29 the premium paid under a business acquisition in the year 1997, which was previously recorded as Intellectual Property Rights and disclosed as intangible assets, has now been reclassified as goodwill arising from that acquisition and is subject to annual amortisation (see note 1(g)(i)). This change in accounting policy has been applied retrospectively so that the 2000 comparative presented has been restated to conform to the changed policy. The financial effects of this change in accounting policy, applies in accordance with the requirement of the SSAP 2, are set out in notes 13 and 25 to the accounts.

Notes to the Accounts

For the year ended 31 December 2001

1 **PRINCIPAL ACCOUNTING POLICIES (CONT'D)**

(g) **Intangibles (Cont'd)**

(iii) Impairment of intangible assets

Where an indication of impairment exists, the carrying amount of any intangible asset is assessed and written down immediately to its recoverable amount.

(h) **Inventories**

Inventories are stated at the lower of cost and net realisable value. Cost, being cost of purchase, is determined on a weighted average basis.

Net realisable value is the price at which inventories can be sold or realised in the normal course of business after allowing for the costs of realisation.

(i) **Investments in securities**

(i) Long-term investments

Long-term investments are stated at cost less any provision for impairment losses.

The carrying amounts of individual investments are reviewed at each balance sheet date to assess whether the fair values have declined below the carrying amounts. When a decline other than temporary has occurred, the carrying amount of such securities is reduced to its fair value. The impairment loss is recognised as an expense in the profit and loss account.

This impairment loss is written back to profit and loss when the circumstances and events that led to the write-downs or write-offs cease to exist and there is persuasive evidence that the new circumstances and events will persist for the foreseeable future.

(ii) Other investments

Trading securities are carried at fair value. At each balance sheet date, the net unrealised gains or losses arising from the changes in fair value of other investments are recognised in the profit and loss account. Profits or losses on disposal of other investments, representing the difference between the net sales proceeds and the carrying amounts, are recognised in the profit and loss account as they arise.

Held-to-maturity securities are stated in the balance sheet at cost. The discount or premium is amortised over the period to maturity and included as interest income/expense in the profit and loss account. Provision is made when there is a diminution in value other than temporary.

1 **PRINCIPAL ACCOUNTING POLICIES (CONT'D)**

(j) **Accounts receivable**

Provision is made against accounts receivable to the extent they are considered to be doubtful. Accounts receivable in the balance sheet are stated net of such provision.

(k) **Cash and cash equivalents**

Cash and cash equivalents are carried in the balance sheet at cost. For the purposes of the cash flow statement, cash and cash equivalents comprise cash on hand, deposits held at call with banks and bank overdrafts.

(l) **Pre-operating expenditure**

Pre-operating expenditure is charged to profit and loss account in the year in which it is incurred.

(m) **Contingent liabilities and contingent assets**

A contingent liability is a possible obligation that arises from past events and whose existence will only be confirmed by the occurrence or non-occurrence of one or more uncertain future events not wholly within the controls of the Group. It can also be a present obligation arising from past events that is not recognised because it is not probable that outflow of economic resources will be required or the amount of obligation cannot be measured reliably.

A contingent liability is not recognised but is disclosed in the notes to the accounts. When a change in the probability of an outflow occurs so that outflow is probable, they will then be recognised as a provision.

A contingent asset is a possible asset that arises from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain events not wholly within the control of the Group.

Contingent assets are not recognised but are disclosed in the notes to the accounts when an inflow of economic benefits is probable. When inflow is virtually certain, an asset is recognised.

(n) **Borrowing costs**

Borrowing costs that are directly attributable to the acquisition, construction or production of an asset that necessarily takes a substantial period of time to get ready for its intended use or sale are capitalised as part of the cost of that asset. All other borrowing costs are charged to the profit and loss account in the year in which they are incurred.

(o) **Retirement benefit costs**

The Group's contribution to pension cost is charged directly to the profit and loss account as incurred.

Notes to the Accounts

For the year ended 31 December 2001

1 PRINCIPAL ACCOUNTING POLICIES (CONT'D)

(p) Segment reporting

In accordance with the Group's internal financial reporting the Group has determined that geographical segment be presented as the primary reporting format and business segment as the secondary reporting format.

Unallocated costs represent corporate expenses. Segment assets consist primarily of fixed assets, inventories, receivables and operating cash, and mainly exclude negative goodwill, investments in securities and properties under development. Segment liabilities comprise operating liabilities and exclude items such as taxation and all borrowings. Capital expenditure comprises additions to fixed assets (note 12).

In respect of geographical segment reporting, sales are based on the country in which the asset is located. Total assets and capital expenditure are where the assets are located.

(q) Dividends

In accordance with the revised SSAP 9, the Group no longer recognises dividends proposed or declared after the balance sheet date as a liability or an asset at the balance sheet date. This change in accounting policy has been applied retrospectively so that the 2000 comparatives presented have been restated to conform to the changed policy. The financial effects of this change in accounting policy, applies in accordance with the requirement of the SSAP 2, to the retained profits and the balance of the minority interests are set out in note 25 and 27 to the accounts, respectively.

(r) Translation of foreign currencies

Transactions in foreign currencies are translated at exchange rates ruling at the transaction dates. Monetary assets and liabilities expressed in foreign currencies at the balance sheet date are translated at rates of exchange ruling at the balance sheet date. Exchange differences arising in these cases are dealt with in the profit and loss account.

The balance sheet of subsidiaries and associated companies expressed in foreign currencies are translated at the rates of exchange ruling at the balance sheet date whilst the profit and loss account is translated at an average rate. Exchange differences are dealt with as a movement in reserves.

2 TURNOVER, REVENUE AND SEGMENT INFORMATION

The Group owns and operates hotels and associated properties and provides hotel management and related services. Revenues recognised during the year are as follows:

	Group	
	2001	2000
	US$'000	*US$'000*
Turnover		
Hotel operation:		
Room rentals	**288,849**	328,773
Food and beverage sales	**235,886**	269,356
Rendering of ancillary services	**49,812**	57,786
Hotel management and related service fees	**8,809**	9,930
Property rentals	**16,205**	17,835
	599,561	683,680
Other revenues		
Interest income	**7,353**	7,721
Dividend income	**3,537**	4,532
Net realised gain on other investments	**–**	585
Other income	**1,235**	648
	12,125	13,486
Total revenues	**611,686**	697,166

Primary reporting format – geographical segments

The Group is managed on a worldwide basis in six main geographical areas:

Hong Kong	–	hotel operation and management
Mainland China	–	hotel operation and management, leasing of office, commercial and serviced apartments
Philippines	–	hotel operation and management
Singapore	–	hotel operation and management, leasing of office, commercial and serviced apartments
Thailand	–	hotel operation and management, leasing of office and commercial
Malaysia	–	hotel operation and management, golf club operation, leasing of office, commercial and serviced apartments
Other countries	–	hotel operation and management

Secondary reporting format – business segments

The Group is organised on a worldwide basis into three main business segments:

Hotel operation	–	ownership and operation of hotel business
Hotel management	–	provision of hotel management and related services
Property rentals	–	ownership and leasing of office, commercial and serviced apartments

Notes to the Accounts

For the year ended 31 December 2001

2 TURNOVER, REVENUE AND SEGMENT INFORMATION (CONT'D)

Primary reporting format – geographical segments

	The People's Republic of China Hong Kong 2001 US$'000	Mainland China 2001 US$'000	Philippines 2001 US$'000	Singapore 2001 US$'000	Thailand 2001 US$'000	Malaysia 2001 US$'000	Other 2001 US$'000	Elimination 2001 US$'000	Group 2001 US$'000
Turnover									
External sales	141,178	172,220	74,617	90,292	32,245	67,056	21,953	-	599,561
Inter-segment sales	4,304	8,240	3,826	2,249	1,612	1,916	505	(22,652)	-
Total	145,482	180,460	78,443	92,541	33,857	68,972	22,458	(22,652)	599,561
Results									
Segment results	18,456	49,610	21,478	27,582	13,741	10,413	4,363	-	145,643
Interest income									7,353
Dividend income									3,537
Net realised losses on other investments									(10,132)
Net unrealised losses on other investments									(14,439)
Provision for impairment losses on properties under development									(6,000)
Provision for impairment losses on long-term investments									(67)
Unallocated corporate expenses									(5,097)
Amortisation of negative goodwill									16,706
(Deficit)/surplus on valuation of hotel and investment properties	-	(8,022)	-	(2,191)	-	-	894	-	(9,319)
Operating profit									128,185
Finance costs									(64,886)
Share of results of associated companies	-	40,600	-	2,094	-	472	(8,069)	-	35,097
Taxation									(27,040)
Minority interests									(12,563)
Profit attributable to shareholders									58,793

2 TURNOVER, REVENUE AND SEGMENT INFORMATION (CONT'D)

Primary reporting format – geographical segments (Cont'd)

	Hong Kong 2001 US$'000	The People's Republic of China Mainland China 2001 US$'000	Philippines 2001 US$'000	Singapore 2001 US$'000	Thailand 2001 US$'000	Malaysia 2001 US$'000	Other 2001 US$'000	Elimination 2001 US$'000	Group 2001 US$'000
Segment assets	752,532	1,045,279	553,659	585,524	143,165	373,066	127,514	(5,296)	3,575,443
Investments in associated companies	-	850,530	-	53,981	-	13,281	23,879	-	941,671
Unallocated assets									271,400
Negative goodwill									(223,188)
Total assets									4,565,326
Segment liabilities	(31,429)	(33,507)	(12,615)	(19,434)	(6,471)	(14,945)	(9,942)	5,296	(123,047)
Unallocated liabilities									(1,237,437)
Total liabilities									(1,360,484)
Capital expenditure	8,006	29,519	15,119	14,987	4,282	8,124	4,960	-	84,997
Depreciation	(7,279)	(21,296)	(3,150)	(8,665)	(2,768)	(4,648)	(1,965)	-	(49,771)
Amortisation of negative goodwill									16,706
Provision for impairment losses	-	(6,000)	-	-	(67)	-	-	-	(6,067)

Notes to the Accounts

For the year ended 31 December 2001

2 TURNOVER, REVENUE AND SEGMENT INFORMATION (CONT'D)

Primary reporting format – geographical segments (Cont'd)

	Hong Kong 2000 US$'000	The People's Republic of China Mainland China 2000 US$'000	Philippines 2000 US$'000	Singapore 2000 US$'000	Thailand 2000 US$'000	Malaysia 2000 US$'000	Other 2000 US$'000	Elimination 2000 US$'000	Group 2000 US$'000
Turnover									
External sales	161,699	178,719	102,192	101,526	38,719	80,479	20,346	-	683,680
Inter-segment sales	5,042	7,604	5,011	2,650	1,803	2,181	416	(24,707)	-
Total	166,741	186,323	107,203	104,176	40,522	82,660	20,762	(24,707)	683,680
Results									
Segment results	33,666	45,450	37,567	27,910	17,486	20,264	3,966	-	186,309
Interest income									7,721
Dividend income									4,532
Net realised gains on other investments									585
Net unrealised losses on other investments									(18,277)
Provision for impairment losses on long-term investments									(230)
Unallocated corporate expenses									(2,192)
Amortisation of negative goodwill									14,742
Deficit on valuation of hotel and investment properties	-	(1,232)	-	-	-	-	-	-	(1,232)
Operating profit									191,958
Finance costs									(85,855)
Share of results of associated companies	-	38,025	-	1,680	-	247	607	-	40,559
Taxation									(35,769)
Minority interests									(19,116)
Profit attributable to shareholders (as restated)									91,777

Notes to the Accounts

For the year ended 31 December 2001

2 TURNOVER, REVENUE AND SEGMENT INFORMATION (CONT'D)

Primary reporting format – geographical segments (Cont'd)

	The People's Republic of China Hong Kong 2000 US$'000	Mainland China 2000 US$'000	Philippines 2000 US$'000	Singapore 2000 US$'000	Thailand 2000 US$'000	Malaysia 2000 US$'000	Other 2000 US$'000	Elimination 2000 US$'000	Group 2000 US$'000
Segment assets	783,069	1,063,701	590,850	685,556	145,925	363,023	132,580	(6,006)	3,758,698
Investments in associated companies	-	828,191	-	56,663	-	12,200	33,772	-	930,826
Unallocated assets									329,638
Negative goodwill									(210,425)
Total assets									4,808,737
Segment liabilities	(28,939)	(38,296)	(15,673)	(21,771)	(7,143)	(17,589)	(7,609)	6,006	(131,014)
Unallocated liabilities									(1,320,451)
Total liabilities									(1,451,465)
Capital expenditure	3,669	17,268	11,917	17,376	2,717	5,300	3,800	-	62,047
Depreciation	(10,555)	(24,788)	(4,228)	(10,590)	(3,274)	(4,880)	(1,984)	-	(60,299)
Amortisation of negative goodwill									14,742
Provision for impairment losses	-	-	-	-	(230)	-	-	-	(230)

Notes to the Accounts

For the year ended 31 December 2001

2 **TURNOVER, REVENUE AND SEGMENT INFORMATION (CONT'D)**

Secondary reporting format – business segments

	Turnover 2001 *US$'000*	Segment results 2001 *US$'000*	Total assets 2001 *US$'000*	Capital expenditure 2001 *US$'000*
Hotel operation	**574,548**	**131,802**	**3,251,723**	**61,286**
Hotel management	**31,460**	**7,668**	**16,929**	**324**
Property rentals	**16,205**	**6,173**	**312,087**	**809**
Elimination	**(22,652)**	**–**	**(5,296)**	**–**
	599,561	**145,643**	**3,575,443**	**62,419**
Investments in associated companies			**941,671**	**–**
Unallocated assets			**271,400**	**22,578**
Negative goodwill			**(223,188)**	**–**
Total			**4,565,326**	**84,997**

	Turnover 2000 *US$'000*	Segment results 2000 *US$'000*	Total assets 2000 *US$'000*	Capital expenditure 2000 *US$'000*
Hotel operation	655,915	165,201	3,398,362	58,541
Hotel management	34,637	13,535	17,218	750
Property rentals	17,835	7,573	349,124	1,347
Elimination	(24,707)	–	(6,006)	–
	683,680	186,309	3,758,698	60,638
Investments in associated companies			930,826	–
Unallocated assets			329,638	1,409
Negative goodwill			(210,425)	–
Total			4,808,737	62,047

3 OPERATING PROFIT BEFORE FINANCE COSTS

	Group	
		Restated
	2001	2000
	US$'000	*US$'000*
Operating profit before finance costs is stated after crediting and charging:		
Crediting		
Amortisation of negative goodwill	**16,706**	14,742
Net realised gain on other investments	**–**	585
Charging		
Pre-operating expenses	**–**	1,392
Depreciation of fixed assets (net of amount capitalised of US$34,000 (2000: US$37,000))	**49,737**	60,262
Cost of inventories sold or consumed in operation	**72,038**	86,606
Auditors' remuneration	**509**	665
Deficit on valuation of hotel and investment properties	**9,319**	1,232
Operating lease rental in respect of land and buildings	**10,167**	10,673
Staff costs	**164,819**	165,447
Net realised losses on other investments	**10,132**	-
Net unrealised losses on other investments	**14,439**	18,277
Provision for impairment losses on long-term investments	**67**	230
Provision for impairment losses on properties under development	**6,000**	-
Loss on disposals of fixed assets	**2,748**	1,144
Discarding of fixed assets due to properties renovations	**1,056**	4,234

Notes to the Accounts

For the year ended 31 December 2001

4 **FINANCE COSTS**

	Group	
	2001	2000
	US$'000	*US$'000*
Exchange differences	**716**	1,187
Interest on bank loans and overdrafts	**63,418**	72,236
Interest on other borrowings wholly repayable within five years	**16**	–
Interest on loans from minority interests with no fixed repayment term	**736**	417
Finance and interest costs on convertible bonds		
Finance costs	**–**	5,450
Interest costs	**–**	6,565
Total finance and interest costs on convertible bonds	**–**	12,015
Total charged to the profit and loss account	**64,886**	85,855

The Group has not capitalised any finance costs during the year (2000: nil).

5 **SHARE OF RESULTS OF ASSOCIATED COMPANIES**

	Group	
	2001	2000
	US$'000	*US$'000*
Share of results of associated companies is stated after charging/(crediting):		
Provision for/(reversal of) deficit on valuation of hotel and investment properties	**9,355**	(2,021)

6 TAXATION

	Group	
	2001	2000
	US$'000	*US$'000*
Hong Kong profits tax		
– Provision for the year	**5,983**	8,737
– Deferred *(note 28(c))*	**(261)**	(492)
Taxation outside Hong Kong		
– Provision for the year	**11,343**	20,711
– Deferred *(note 28(c))*	**2,647**	(1,439)
Share of taxation attributable to associated companies	**7,328**	8,252
	27,040	35,769

(a) Hong Kong profits tax is provided at the rate of 16% (2000: 16%) on the estimated assessable profits of group companies operating in Hong Kong.

(b) Taxation outside Hong Kong includes withholding tax paid on dividends from a subsidiary and tax is provided at the prevailing rates on the estimated assessable profits of group companies operating outside Hong Kong.

(c) Taxation attributable to associated companies represents share of overseas tax provided at the prevailing rates on the estimated assessable profits.

7 PROFIT ATTRIBUTABLE TO SHAREHOLDERS

The profit attributable to shareholders is dealt with in the accounts of the Company to the extent of US$73,305,000 (2000: restated of US$24,962,000).

8 DIVIDENDS

	Group	
	2001	2000
	US$'000	*US$'000*
Interim – HK7 cents (2000: HK7 cents) per ordinary share	**20,140**	19,886
Proposed final – HK8 cents (2000: HK8 cents) per ordinary share	**22,325**	23,038
	42,465	42,924

(a) The previously recorded final dividends proposed and declared after the balance sheet date but accrued in the accounts for the years ended 31 December 1999 and 2000 were US$22,727,000 and US$23,038,000, respectively. Under the Group's new accounting policy as described in Note 1(q), these have been written back against opening reserves as at 1 January 2000 and 2001 in Note 24 and are now charged in the period in which they were proposed.

(b) At a meeting held on 22 March 2002 the directors recommended a final dividend of HK8 cents per ordinary share. This proposed dividend is not reflected as a dividend payable in these accounts, but will be reflected as an appropriation of retained earnings for the year ending 31 December 2002.

Notes to the Accounts

For the year ended 31 December 2001

9 EARNINGS PER SHARE

(a) Basic earnings per share of US2.63 cents (2000: restated of US4.14 cents) is calculated based on profit attributable to shareholders of US$58,793,000 (2000: restated of US$91,777,000) and the weighted average number of 2,236,166,337 shares (2000: 2,215,575,134 shares) in issue during the year.

(b) Diluted earnings per share is same as the basic earnings per share as there is no dilution effect arising from the share options (note 22) granted by the Company.

10 EMOLUMENTS OF DIRECTORS AND HIGHEST PAID INDIVIDUALS

(a) Directors

The aggregate amounts of the Directors' emoluments pursuant to Sections 161 and 161A of the Hong Kong Companies Ordinance are as follows:

	Group	
	2001	2000
	US$'000	*US$'000*
As directors	**179**	208
For management		
- basic salaries, housing allowances, other allowances and other benefits in kind	**3,497**	3,299
Discretionary bonus	**518**	1,057
Directors' pensions	**124**	105
	4,318	4,669

Apart from the aforesaid, during the years ended 31 December 2001 and 2000, no other emoluments have been paid.

The number of Directors whose emoluments fell within the following bands is:

	Number of directors			
	Executive		Non-executive	
	2001	2000	**2001**	2000
HK$ nil - HK$1,000,000	**–**	–	**6**	7
HK$1,500,000 - HK$2,000,000	**–**	1	**1**	–
HK$2,000,001 - HK$2,500,000	**–**	–	**–**	1
HK$2,500,001 - HK$3,000,000	**1**	–	**–**	–
HK$3,000,001 - HK$3,500,000	**2**	1	**–**	–
HK$3,500,001 - HK$4,000,000	**–**	2	**–**	–
HK$4,000,001 - HK$4,500,000	**1**	1	**–**	–
HK$4,500,001 - HK$5,000,000	**1**	1	**–**	–
HK$5,000,001 - HK$5,500,000	**1**	–	**–**	–
HK$5,500,001 - HK$6,000,000	**–**	2	**–**	–
HK$7,000,001 - HK$7,500,000	**1**	–	**–**	–

Total emoluments payable to the independent non-executive Directors amounted to US$69,752 (2000: US$111,111).

No Directors have waived emoluments for the years ended 31 December 2001 and 2000.

10 **EMOLUMENTS OF DIRECTORS AND HIGHEST PAID INDIVIDUALS (CONT'D)**

(b) **Highest paid individuals**

The five individuals whose emoluments were the highest in the Group for the year include four (2000: four) Directors whose emoluments have been reflected in the analysis presented above. The total emoluments payable to the five highest paid individuals during the year are as follows:

	Group	
	2001	2000
	US$'000	*US$'000*
For management		
- basic salaries, housing allowances, other allowances and other benefits in kind	**2,804**	2,332
Discretionary bonus	**348**	810
Pensions	**113**	37
	3,265	3,179

The emoluments of the individual who is not a Director fell within the following bands:

	Number of individuals	
	2001	2000
HK$3,500,001 - HK$4,000,000	**1**	-
HK$4,000,001 - HK$4,500,000	**-**	1

11 **PENSION SCHEME ARRANGEMENTS**

The Group operates and participates in a number of pension and retirement schemes of both the defined contribution and defined benefit types. Principal schemes are as follows:

(a) The defined contribution schemes (including the Mandatory Provident Fund ("MPF") in Hong Kong) participated by the Group, other than those in the People's Republic of China ("PRC"), Singapore and Malaysia, require employers to contribute 5% to 10% of the employees' basic salaries and some of the schemes permit employees' contributions on a discretionary basis. The MPF requires both the employers and employees in Hong Kong to contribute 5% of the employees' monthly gross earnings with a ceiling of HK$1,000 (equivalent to US$128) per month. Under these schemes with the exception of MPF, the unvested benefits of employees terminating employment can be utilised by employers to reduce their future levels of contributions. The assets of these schemes are held separately from those of the Group in independently administered funds. The amounts of unvested benefits so utilised by employers during the year and available for the future reduction of employers' contributions as at 31 December 2001 were not material.

Notes to the Accounts

For the year ended 31 December 2001

11 PENSION SCHEME ARRANGEMENTS (CONT'D)

The Group's subsidiaries in the PRC, Singapore and Malaysia participate in defined contribution schemes managed by the respective local governments in the PRC, Singapore and Malaysia. Contributions are made based on a percentage, ranging from 7% to 26%, of the employee's salaries and bonus, if applicable, and were charged to the profit and loss account as incurred. The maximum contributions for each employee for the Group's subsidiaries in Singapore are fixed at S$960 (equivalent to US$520) per month for monthly salaries and bonus payment by Singapore government, increased from year 2000's S$600 (equivalent to US$346). The employees of the Group's subsidiaries in Singapore and Malaysia are also required to contribute 20% and 11% of their gross salaries and bonus, if applicable, to such fund respectively.

(b) The three hotels in the Philippines have adopted a funded non-contributory defined benefit pension plan covering all their regular employees. The benefits are based on years of service and the employee's final covered compensation. The plan requires periodic contributions by the participating subsidiaries as determined by periodic actuarial reviews. An actuarial valuation was performed by Orlando J. Manalang, a qualified actuary, at 1 September 2001 using the Projected Unit Credit Actuarial Cost Method. The principal assumptions used in the actuarial valuation are that scheme assets will earn a yield of 10% per annum and salaries will increase by 6% per annum. According to this report, the market value of the plan assets and actuarial accrued liabilities amounted to Peso 123,608,000 (equivalent to US$2,388,000) and Peso 81,138,000 (equivalent to US$1,567,000) and recommended that the three hotels temporarily suspend making contributions to the plan until such time that another actuarial valuation is done which must be undertaken within the next three years.

(c) Total pension cost charged to the profit and loss account for the year under all pension schemes was US$10,661,000 (2000: US$5,331,000).

12 FIXED ASSETS

	Group							
	Hotel properties US$'000	Investment properties US$'000	Other land and buildings US$'000	Properties under development US$'000	Furniture, fixtures and equipment US$'000	Motor vehicles US$'000	Plant and machinery US$'000	Total US$'000
Cost or valuation								
At 1 January 2001	2,935,519	315,896	61,845	173,531	408,530	13,098	69,402	3,977,821
Exchange difference	*(29,057)*	*(11,476)*	*(447)*	*(813)*	*(5,323)*	*(79)*	*(1,576)*	*(48,771)*
Additions	15,032	528	1,009	47,528	17,205	1,017	2,678	84,997
Transfer	10,463	(143)	(558)	(7,153)	(3,761)	(66)	1,218	-
Deficit on revaluation	(49,348)	(8,979)	-	-	-	-	-	(58,327)
Provision for impairment losses	-	-	-	(6,000)	-	-	-	(6,000)
Disposals	(2,178)	-	(149)	(2,069)	(10,451)	(602)	(265)	(15,714)
At 31 December 2001	**2,880,431**	**295,826**	**61,700**	**205,024**	**406,200**	**13,368**	**71,457**	**3,934,006**
At cost	137,058	-	61,700	205,024	406,200	13,368	71,457	894,807
At valuation	2,743,373	295,826	-	-	-	-	-	3,039,199
	2,880,431	295,826	61,700	205,024	406,200	13,368	71,457	3,934,006
Accumulated depreciation								
At 1 January 2001	-	-	5,321	-	265,242	8,905	41,320	320,788
Exchange difference	-	-	(87)	-	(2,957)	(62)	(1,150)	(4,256)
Charge for the year	-	-	986	-	39,388	1,247	8,150	49,771
Transfer	-	-	-	-	(1,015)	(6)	1,021	-
Disposals	-	-	(126)	-	(9,238)	(571)	(231)	(10,166)
At 31 December 2001	**-**	**-**	**6,094**	**-**	**291,420**	**9,513**	**49,110**	**356,137**
Net book value								
At 31 December 2001	**2,880,431**	**295,826**	**55,606**	**205,024**	**114,780**	**3,855**	**22,347**	**3,577,869**
At 31 December 2000	2,935,519	315,896	56,524	173,531	143,288	4,193	28,082	3,657,033

(a) Hotel and investment properties of the Group are stated at professional valuations, valued on the basis of their market value as a fully operational entity for existing use, except for newly opened hotels which have not completed two full years of operation and are stated at cost.

Notes to the Accounts

For the year ended 31 December 2001

12 FIXED ASSETS (CONT'D)

(b) The net book values of hotel properties, investment properties, other land and buildings and properties under development of the Group comprised:

	Group						
	Hotel properties		Investment properties	Other land and buildings		Properties under development	
	Hong Kong	Outside Hong Kong	Outside Hong Kong	Hong Kong	Outside Hong Kong	Outside Hong Kong	Total
	US$'000	*US$'000*	*US$'000*	*US$'000*	*US$'000*	*US$'000*	*US$'000*
Freehold							
At cost	-	-	-	-	20,096	18,413	38,509
At valuation	-	606,051	243,903	-	-	-	849,954
Long lease (not less than 50 years)							
At cost	-	-	-	2,502	14,464	5,089	22,055
At valuation	295,713	339,841	-	-	-	-	635,554
Medium lease (less than 50 years but more than 10 years)							
At cost	-	137,058	-	2,675	15,869	181,522	337,124
At valuation	394,168	1,107,600	51,923	-	-	-	1,553,691
Total	**689,881**	**2,190,550**	**295,826**	**5,177**	**50,429**	**205,024**	**3,436,887**

The carrying amount of hotel properties and investment properties that would have been included in the accounts had these assets been carried at cost is US$2,524,541,000 (2000: US$2,549,899,000). No depreciation is provided for the above hotel properties and investment properties which are all held on leases of more than 20 years under the Company's accounting policies.

(c) Details of hotel and investment properties of the Company's subsidiaries are summarised in note 34.

12 FIXED ASSETS (CONT'D)

(d) Details of movements in fixed assets of the Company are as follows:

	Furniture, fixtures and equipment *US$'000*	Motor vehicles *US$'000*	Total *US$'000*
Cost			
At 1 January 2001	756	293	1,049
Additions	9	–	9
At 31 December 2001	**765**	**293**	**1,058**
Accumulated depreciation			
At 1 January 2001	712	254	966
Charge for the year	24	39	63
At 31 December 2001	**736**	**293**	**1,029**
Net book value			
At 31 December 2001	**29**	**–**	**29**
At 31 December 2000	44	39	83

Notes to the Accounts

For the year ended 31 December 2001

13 NEGATIVE GOODWILL

	Group 2001 US$'000	Group Restated 2000 US$'000
(a) Negative goodwill		
Cost		
At 1 January		
– as previously reported	**–**	–
– effect of adopting SSAP 29 *(Note 1(g))*	**161,624**	161,624
– effect of adopting SSAP 30 *(Notes 1(g) and 25)*	**(396,256)**	(394,811)
– as restated	**(234,632)**	(233,187)
Acquired during the year		
– balance for the year/as previously reported *(Note 21(a))*	**(29,469)**	–
– effect of adopting SSAP 30 *(Notes 1(g) and 25)*	**–**	(1,445)
– balance for the year/as restated	**(29,469)**	(1,445)
At 31 December	**(264,101)**	(234,632)
Accumulated amortisation		
At 1 January		
– as previously reported	**–**	–
– effect of adopting SSAP 30 *(Notes 1(g) and 25)*	**24,207**	9,465
– as restated	**24,207**	9,465
Amortised during the year		
– balance for the year/as previously reported	**16,706**	–
– effect of adopting SSAP 30 *(Notes 1(g) and 25)*	**–**	14,742
– balance for the year/as restated	**16,706**	14,742
At 31 December	**40,913**	24,207
Net book value at 31 December	**(223,188)**	(210,425)
(b) Intellectual property rights		
At 1 January and 31 December		
– as previously reported	**161,624**	161,624
– effect of adopting SSAP 29 *(Note 1(g))*	**(161,624)**	(161,624)
– as restated	**–**	–

14 SUBSIDIARIES

	Company	
	2001	2000
	US$'000	*US$'000*
Unlisted shares, at cost	**1,698,366**	1,663,901
Amounts due from subsidiaries	**659,771**	639,093
Amounts due to subsidiaries	**(125,971)**	(37,962)
	2,232,166	2,265,032

(a) Details of principal subsidiaries are set out in note 33(a).

(b) Amounts due from subsidiaries are unsecured, interest free and with no fixed repayment terms except for an amount of US$15,600,000 (2000: US$15,600,000) due from a subsidiary which was interest bearing at HIBOR plus 1% per annum.

(c) Amounts due to subsidiaries as at 31 December 2001 and 2000 are unsecured, interest free and with no fixed repayment terms.

15 ASSOCIATED COMPANIES

	Group	
	2001	2000
	US$'000	*US$'000*
Share of net assets	**734,623**	707,223
Amounts due from associated companies	**207,048**	223,603
	941,671	930,826

Amounts due from associated companies are unsecured, interest free and with no fixed repayment terms except for the total amount of US$86,991,000 due from two associated companies which is interest bearing at LIBOR plus 2% per annum and US$28,832,000 due from an associated company which is interest bearing at 1.25% per annum (2000: only US$30,702,000 due from an associated company is interest bearing at 1.25% per annum). Details of principal associated companies are set out in note 33(b).

Notes to the Accounts

For the year ended 31 December 2001

16 LONG-TERM INVESTMENTS

	Group	
	2001	2000
	US$'000	*US$'000*
Overseas unlisted shares, at cost	**1,916**	1,916
– Exchange difference	**(31)**	(19)
– Provision for impairment losses	**(297)**	(230)
	1,588	1,667
Loans	**1,174**	1,251
	2,762	2,918

The loans are unsecured, interest free and with no fixed repayment terms.

17 ACCOUNTS RECEIVABLE, PREPAYMENTS AND DEPOSITS

At 31 December 2001, the ageing analysis of the trade debtors was as follows:

	Group	
	2001	2000
	US$'000	*US$'000*
0 - 3 months	**25,043**	34,605
4 - 6 months	**750**	1,001
over 6 months	**381**	420
	26,174	36,026

The Group has a defined credit policy. The general credit term is 30 days.

18 OTHER INVESTMENTS

	Group	
	2001	2000
	US$'000	*US$'000*
Equity securities, at market value		
Shares listed in Hong Kong	**33,641**	124,656
Shares listed outside Hong Kong	**19,493**	23,422
	53,134	148,078
Unlisted securities, at market value		
Outside Hong Kong	**1,242**	1,264
Held-to-maturity securities, at cost		
Unquoted outside Hong Kong	**2,004**	-
	56,380	149,342

Equity securities listed in Hong Kong included shares in the Company ("such SA shares") with a carrying value of US$10,319,000 held by Shangri-La Hotel Public Company Limited, Thailand ("SHPCL") (2000: US$86,819,000 held by Shangri-La Hotel Limited, Singapore ("SHL") and SHPCL). Such SA shares, representing approximately 0.6% of the issued share capital of the Company as at 31 December 2001 (2000: 3.6%), were held by SHPCL before the Company acquired the controlling interests in it in late 1999. SHL disposed all its 66,945,522 such SA shares to the Company during the year (note 21). The Company has undertaken, subject to market conditions, to use its reasonable endeavours to procure SHPCL to dispose of all such SA shares to parties independent of the Kuok Group. In view of the temporary nature of this holding in such SA shares, they have been classified as other investments in these accounts.

19 ACCOUNTS PAYABLE AND ACCRUALS

At 31 December 2001, the ageing analysis of the trade creditors was as follows:

	Group	
	2001	2000
	US$'000	*US$'000*
Accounts payable in the next:		
0 - 3 months	**18,448**	21,217
4 - 6 months	**488**	1,303
over 6 months	**1,190**	1,705
	20,126	24,225

Notes to the Accounts

For the year ended 31 December 2001

20 BANK LOANS AND OVERDRAFTS AND OTHER BORROWINGS

	Group	
	2001	2000
	US$'000	*US$'000*
Overdrafts – secured	**–**	4,398
Overdrafts – unsecured	**305**	739
Bank loans – secured *(note 32(b))*	**35,747**	40,511
Bank loans – unsecured	**1,073,773**	1,144,458
Other borrowings – unsecured	**16,247**	–
	1,126,072	1,190,106

The above bank loans and overdrafts are repayable as follows:

	Bank loans and overdrafts		Other borrowings	
	2001	2000	**2001**	2000
	US$'000	*US$'000*	***US$'000***	*US$'000*
Within one year	**619,796**	128,063	**–**	–
In the second year	**5,137**	581,665	**–**	–
In the third to fifth years inclusive	**483,090**	477,338	**16,247**	–
After five years	**1,802**	3,040	**–**	–
	490,029	1,062,043	**16,247**	–
	1,109,825	1,190,106	**16,247**	–

Other borrowings represented S$30,000,000 unsecured Floating Rate Notes (the "Notes") due in 2004 issued by SHL on 13 December 2001 at an all inclusive cost of 1.7886% per annum for the first six months. The interest rate will be re-fixed at every 6 monthly interval, based on an agreed formula set out in the issuing documents. Unless previously redeemed or purchased and cancelled, the Notes will be redeemed at the face value of S$30,000,000 on the maturity date.

21 SHARE CAPITAL

	2001		2000	
	No. of shares *('000)*	*US$'000*	No. of shares *('000)*	*US$'000*
Authorised – Ordinary shares of HK$1 each				
At 1 January and 31 December	**5,000,000**	**646,496**	5,000,000	646,496
Issued and fully paid – Ordinary shares of HK$1 each				
At 1 January	**2,214,014**	**286,270**	2,216,738	286,622
Issue of shares for acquisition of additional interests in SHL *(note (a))*	**32,350**	**4,148**	-	-
Repurchase of shares *(note (b))*	**(69,704)**	**(9,012)**	(2,724)	(352)
At 31 December	**2,176,660**	**281,406**	2,214,014	286,270

(a) As at the close of the delisting exit offer to the remaining shareholders of SHL on 22 February 2001, the Company acquired a further 9.61% of the share capital of SHL from independent shareholders and thus increased its interest in SHL to 99.11%. The total consideration was US$34,674,000 including the issuance of 32,349,764 new ordinary shares of par value of HK$1 each at HK$8.31 per share on 27 February 2001 by the Company and cash payment of associated acquisition costs of US$209,000. The issued new shares rank pari passu with the existing shares. The fair value of the net identifiable assets relating to the 9.61% share of SHL at the date of acquisition was US$64,143,000. The resulting negative goodwill of US$29,469,000 (Note 13) is being amortised on a straight line basis over 15 years.

(b) During the year, the Company repurchased a total of 2,758,000 (2000: 2,724,000) fully paid shares on The Stock Exchange of Hong Kong Limited ("HKSE"), all of which have been duly cancelled, as follows:

Month of purchase	**No. of shares repurchased**	**Total consideration** *US$*	**Purchase price per share Highest** *HK$*	**Lowest** *HK$*
January	196,000	185,227	7.50	7.20
May	200,000	186,724	7.30	7.20
June	1,478,000	1,240,588	7.05	5.85
September	588,000	329,066	5.00	3.875
December	296,000	221,581	6.10	5.70
	2,758,000	2,163,186		

The Company also repurchased 66,945,522 fully paid shares which were previously held indirectly by SHL. These shares were repurchased from SHL through private arrangement at a price of HK$6.85 per share on 11 December 2001 and all these shares have been duly cancelled on the same date.

Notes to the Accounts

For the year ended 31 December 2001

22 SHARE OPTIONS

Under an executive share option scheme approved on 16 December 1997 by the shareholders of the Company (the "Option Scheme"), the Directors of the Company may, at their discretion, grant to executive Directors and key employees of the Group options to subscribe for shares in the Company subject to terms and conditions stipulated therein.

The movements in share options granted pursuant to the Option Scheme during the year were as follows:

	Number of option shares granted on			
	1 May 1998 *(Note a)*	15 January 2000 *(Note b)*	6 April 2000 *(Note c)*	**15 January 2001** *(Note d)*
Balance at 1 January 2001	13,590,000	9,120,000	400,000	–
Granted during the year	–	–	–	**5,340,000**
Lapsed during the year	480,000	760,000	400,000	**440,000**
Balance at 31 December 2001	**13,110,000**	**8,360,000**	–	**4,900,000**
Exercise price per share (HK$)	8.00	8.55	8.55	**7.94**

(a) The share options are exercisable based on an approved vesting scale from 1 May 1999 to 30 April 2008.

(b) The share options are exercisable based on an approved vesting scale from 15 January 2001 to 14 January 2010.

(c) The share options are exercisable based on an approved vesting scale from 6 April 2001 to 5 April 2010.

(d) The share options are exercisable based on an approved vesting scale from 15 January 2002 to 14 January 2011.

23 RESERVES

	Share premium	Capital redemption reserve	Hotel properties revaluation reserve	Investment properties revaluation reserve	Share of revaluation reserves in associated companies: Hotel properties	Share of revaluation reserves in associated companies: Investment properties	Exchange fluctuation reserve	Capital reserve	Other reserve	Contributed surplus	Total
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
Group											
At 1 January 2001											
- as previously reported	583,181	1,429	613,556	-	98,158	175,646	(153,654)	997,746	459	359,424	2,675,945
- effect of adopting SSAP 30 *(Note 1(g))*	-	-	-	-	-	-	-	(396,256)	-	-	(396,256)
- as restated	583,181	1,429	613,556	-	98,158	175,646	(153,654)	601,490	459	359,424	2,279,689
(Deficit)/surplus on valuation	-	-	(49,609)	-	(2,361)	6,551	-	-	-	-	(45,419)
Arising from issue of shares	-	-	-	-	-	-	-	-	-	30,317	30,317
Arising from repurchase of shares	(52,456)	9,012	-	-	-	-	-	-	-	-	(43,444)
Other movements	-	-	-	-	-	-	(28,465)	-	98	-	(28,367)
At 31 December 2001	**530,725**	**10,441**	**563,947**	**-**	**95,797**	**182,197**	**(182,119)**	**601,490**	**557**	**389,741**	**2,192,776**
Company											
At 1 January 2001	583,181	1,429	-	-	-	-	-	-	-	1,493,914	2,078,524
Arising from issue of shares	-	-	-	-	-	-	-	-	-	30,317	30,317
Arising from repurchase of shares	(52,456)	9,012	-	-	-	-	-	-	-	-	(43,444)
At 31 December 2001	**530,725**	**10,441**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**1,524,231**	**2,065,397**
Group											
At 1 January 2000											
- as previously reported	585,508	1,077	423,568	8,731	75,468	122,923	(91,027)	996,469	459	359,424	2.482,600
- effect of adopting SSAP 30 *(Note 1(g))*	-	-	-	-	-	-	-	(394,811)	-	-	(394,811)
- as restated	585,508	1,077	423,568	8,731	75,468	122,923	(91,027)	601,658	459	359,424	2,087,789
Surplus/(deficit) on valuation	-	-	189,988	(8,731)	22,690	52,723	-	(168)	-	-	256,502
Arising from repurchase of shares	(2,327)	352	-	-	-	-	-	-	-	-	(1,975)
Other movements											
- as previously reported	-	-	-	-	-	-	(62,627)	1,445	-	-	(61,182)
- effect of adopting SSAP 30 *(Note 1(g))*	-	-	-	-	-	-	-	(1,445)	-	-	(1,445)
- as restated	-	-	-	-	-	-	(62,627)	-	-	-	(62,627)
At 31 December 2000	583,181	1,429	613,556	-	98,158	175,646	(153,654)	601,490	459	359,424	2,279,689
Company											
At 1 January 2000	585,508	1,077	-	-	-	-	-	-	-	1,493,914	2,080,499
Arising from repurchase of shares	(2,327)	352	-	-	-	-	-	-	-	-	(1,975)
At 31 December 2000	583,181	1,429	-	-	-	-	-	-	-	1,493,914	2,078,524

Notes to the Accounts

For the year ended 31 December 2001

23 **RESERVES (CONT'D)**

(a) The revaluation reserves of hotel and investment properties are not available for distribution other than in a dissolution.

(b) A subsidiary is required by local law to appropriate a certain percentage of its annual net profits as other reserve. This reserve is not available for dividend distribution.

(c) The contributed surplus of the Company arises when the Company issues shares in exchange for the shares of companies being acquired, and represents the difference between the nominal value of the Company's share issued and the value of net assets of the companies acquired. Under the Companies Act 1981 of Bermuda (as amended), the contributed surplus is distributable to the shareholders. At Group level, the contributed surplus is reclassified into its components of reserves of the underlying subsidiaries, wherever appropriate.

24 **RETAINED PROFITS**

	Group		Company	
	2001	2000	**2001**	2000
	US$'000	*US$'000*	***US$'000***	*US$'000*
At 1 January				
- as previously reported	**352,805**	319,046	**30,107**	57,190
- effect of adopting SSAP 9 (revised) *(Notes 1(q) and 25)*	**23,038**	22,727	**(17,232)**	(26,312)
- effect of adopting SSAP 30 *(Notes 1(g) and 25)*	**24,207**	9,465	**–**	–
- as restated	**400,050**	351,238	**12,875**	30,878
Profit attributable to shareholders for the year				
- balance for the year/ as previously reported	**58,793**	77,035	**73,305**	16,193
- effect of adopting SSAP 9 (revised) (Notes *1(q) and 25)*	**–**	–	**–**	8,769
- effect of adopting SSAP 30 *(Notes 1(g) and 25)*	**–**	14,742	**–**	–
- balance for the year/as restated	**58,793**	91,777	**73,305**	24,962
2000/1999 Final dividend paid *(Note 8)*	**(23,038)**	(22,727)	**(23,038)**	(22,727)
2001/2000 Interim dividend paid *(Note 8)*	**(20,140)**	(19,886)	**(20,140)**	(19,886)
Transfer to capital redemption reserve	**(9,012)**	(352)	**(9,012)**	(352)
Transfer to other reserve	**(98)**	–	**–**	–
At 31 December	**406,555**	400,050	**33,990**	12,875

24 **RETAINED PROFITS (CONT'D)**

	Group		Company	
	2001	2000	**2001**	2000
	US$'000	*US$'000*	***US$'000***	*US$'000*
Representing:				
2001/2000 Final dividend proposed	**22,325**	23,038	**22,325**	23,038
Retained profits	**384,230**	377,012	**11,665**	(10,163)
At 31 December	**406,555**	400,050	**33,990**	12,875
Company and subsidiaries				
- balance at 31 December/ as previously reported	**187,789**	158,636	**33,990**	30,107
- effect of adopting SSAP 9 (revised)	**–**	23,038	**–**	(17,232)
- effect of adopting SSAP 30	**–**	24,207	**–**	-
- balance at 31 December/ as restated	**187,789**	205,881	**33,990**	12,875
Associated companies	**218,766**	194,169	**–**	-
	406,555	400,050	**33,990**	12,875

(a) Included in the retained profits of subsidiaries and associated companies are statutory funds of approximately US$147,000 and US$15,561,000 respectively (2000: US$86,000 and US$13,334,000). These funds are set up by way of appropriation from the profit after taxation of the respective companies, established and operating in the PRC, in accordance with the relevant laws and regulations.

(b) The repatriation of retained earnings of subsidiaries operating in the Philippines, Fiji and Thailand is subject to withholding tax of 15%, 15% and 10% respectively. The amount of retained earnings attributable to the Group was US$121,296,000 (2000: US$107,216,000), US$11,578,000 (2000: US$9,563,000) and US$13,050,000 (2000: restated of US$16,704,000) respectively for subsidiaries operating in the Philippines, Fiji and Thailand as at 31 December 2001.

The Group provides for withholding tax only upon repatriation of dividends from these subsidiaries as it is its policy to use a significant portion of the earnings in the respective countries to finance the local business needs of the respective subsidiaries for refurbishment, expansion, working capital and repayment of loans and because the tax is only due upon eventual remittances.

Notes to the Accounts

For the year ended 31 December 2001

25 CHANGE IN ACCOUNTING POLICIES

The effects of the change in accounting policies regarding goodwill/negative goodwill and dividends as explained in notes 1(g) and 1(q) are:

	Group US$'000	Company US$'000
(a) Effect on retained profits as at 31 December 2000		
(i) Increase/(decrease) in retained profits as at 1 January 2000		
– Reversal of provision for the Company's 1999 final dividend declared after 31 December 1999 on adoption of SSAP 9 (revised)	22,727	22,727
– Reversal of proposed dividends from subsidiaries declared after 31 December 1999 on adoption of SSAP 9 (revised)	–	(49,039)
– Credit of accumulated amortisation of negative goodwill for prior years on adoption of SSAP 30	9,465	–
	32,192	(26,312)
(ii) Increase/(decrease) in profit retained for the year ended 31 December 2000		
– Payment of the Company's 1999 final dividend declared after 31 December 1999 on adoption of SSAP 9 (revised)	(22,727)	(22,727)
– Reversal of provision for the Company's 2000 final dividend declared after 31 December 2000 on adoption of SSAP 9 (revised)	23,038	23,038
– Credit of dividends from subsidiaries declared after 31 December 1999 on adoption of SSAP 9 (revised)	–	49,039
– Reversal of proposed dividends from subsidiaries declared after 31 December 2000 on adoption of SSAP 9 (revised)	–	(40,270)
– Credit of amortisation of negative goodwill for the year on adoption of SSAP 30	14,742	–
	15,053	9,080
Net increase/(decrease) in retained profits as at 31 December 2000	47,245	(17,232)

25 **CHANGE IN ACCOUNTING POLICIES (CONT'D)**

	Group *US$'000*	Company *US$'000*
(b) Effect on capital reserve on consolidation as at 31 December 2000		
(i) Decrease in capital reserve on consolidation arising from acquisition of subsidiaries and associated companies in prior years as at 1 January 2000 on adoption of SSAP 30	(394,811)	-
(ii) Decrease in capital reserve on consolidation arising from acquisition of additional interest in a subsidiary during the year ended 31 December 2000 on adoption of SSAP 30	(1,445)	-
Net decrease in capital reserve as at 31 December 2000	(396,256)	-

26 **DISTRIBUTABLE RESERVES**

As at 31 December 2001, the Group's distributable reserves comprised:

	2001 ***US$'000***	Restated 2000 *US$'000*
The Company		
Distributable retained profits	**33,990**	12,875
Contributed surplus	**1,524,231**	1,493,914
	1,558,221	1,506,789
Subsidiaries *(notes (a) and (b))*		
Distributable retained profits	**323,640**	358,238
Associated companies *(notes (a) and (b))*		
Distributable retained profits	**236,063**	210,878

(a) The distributable profits of subsidiaries and associated companies are the corresponding share of profits which are distributable as shown in the statutory accounts of those companies.

(b) There are differences between the profits included in the Group accounts of certain subsidiaries and associated companies, and those in their statutory accounts, as the former have been adjusted for the purpose of complying with the Group's accounting policies.

Notes to the Accounts

For the year ended 31 December 2001

27 MINORITY INTERESTS AND LOANS

	Group	
	2001	2000
	US$'000	*US$'000*
Share of equity		
– balance for the year/as previously reported	**324,105**	381,442
– effect of adopting SSAP 9 (revised) *(note (a))*	**–**	9,821
– as restated	**324,105**	391,263
Loans from minority shareholders *(note (b))*	**88,762**	90,705
	412,867	481,968

(a) As a result of the adoption of the SSAP 9 (revised) which has been applied retrospectively, the share of the minority interests on the dividends declared by the non-wholly owned subsidiaries after 31 December 2000 of US$9,821,000 previously included under the balance "Due to minority shareholders" as disclosed under current liabilities as at 31 December 2000 have been reclassified to this account.

(b) The loans are unsecured, interest free and are subordinated to bank loans of the relevant subsidiaries except for a total amount of US$22,473,000 which is interest bearing at various interest rates ranging from 1.25% per annum to 5% per annum (2000: US$18,684,000).

28 DEFERRED TAXATION

(a) An analysis of the full potential deferred taxation liabilities and the provision made in the accounts is as follows:

	Group			
	2001		2000	
	Full potential liabilities	**Provision made**	Full potential liabilities	Provision made
	US$'000	***US$'000***	*US$'000*	*US$'000*
Timing differences in respect of				
– Accelerated depreciation allowances	**19,806**	**11,108**	14,729	10,184
– Others	**(1,037)**	**(1,098)**	(2,192)	(2,171)
	18,769	**10,010**	12,537	8,013

Others are mainly due to unrealised exchange differences on long-term loans and available tax losses.

28 DEFERRED TAXATION (CONT'D)

(b) No provision has been made for deferred taxation liability in respect of the timing differences not expected to reverse in the foreseeable future and the timing differences relating to the surplus arising from the revaluation of properties of subsidiaries and associated companies. The revaluation does not constitute a timing difference for taxation purposes because the management of the Group intends to operate these properties on a long-term basis.

(c) Movements of the provision for deferred tax liabilities of the Group are as follows:

	Group	
	2001	2000
	US$'000	*US$'000*
At 1 January	**8,013**	9,575
Transferred from/(to) profit and loss account *(note 6)*	**2,386**	(1,931)
Exchange difference	**(389)**	369
At 31 December	**10,010**	8,013

29 NOTES TO THE CONSOLIDATED CASH FLOW STATEMENT

(a) **Reconciliation of profit before taxation to net cash inflow from operating activities**

	2001	Restated 2000
	US$'000	*US$'000*
Profit before taxation	**98,396**	146,662
Share of results of associated companies	**(35,097)**	(40,559)
Deficit on valuation of hotel and investment properties	**9,319**	1,232
Provision for impairment losses on properties under development	**6,000**	–
Gain on repurchases of convertible bonds	**–**	(177)
Depreciation	**49,737**	60,262
Amortisation of negative goodwill	**(16,706)**	(14,742)
Finance and interests costs on convertible bonds	**–**	12,015
Interest on bank loans and overdrafts and other borrowings	**64,170**	72,653
Interest income	**(7,353)**	(7,721)
Dividend received from other investments	**(3,537)**	(4,532)
Loss on disposal of fixed assets and discarding of fixed assets due to properties renovations	**3,804**	5,378
Net realised and unrealised losses on other investments	**24,571**	17,692
Decrease in inventories	**3,037**	1,676
Decrease/(increase) in accounts receivable, prepayments and deposits	**10,499**	(5,356)
Provision for impairment losses on long-term investments	**67**	230
Decrease in accounts payable and accruals	**(19,645)**	(10,977)
Increase in amounts due to minority shareholders	**101**	–
Increase in amounts due from associated companies	**(1,074)**	–
Increase in amounts due from minority shareholders	**(363)**	(1,136)
Net cash inflow from operating activities	**185,926**	232,600

Notes to the Accounts

For the year ended 31 December 2001

29 NOTES TO THE CONSOLIDATED CASH FLOW STATEMENT (CONT'D)

(b) **Analysis of changes in financing during the year**

		2001	
	Note	**Share capital (including premium) *US$'000***	**Bank loans and other borrowings *US$'000***
At 1 January 2001		**869,451**	**1,275,674**
Issue of shares for acquisition of additional interest in a subsidiary	*21(a)*	**4,148**	**–**
Net cash outflow from financing		**(2,163)**	**(51,847)**
Cancellation of own shares	*21(b)*	**(58,792)**	**–**
Exchange difference		**(513)**	**(9,298)**
At 31 December 2001		**812,131**	**1,214,529**

	2000	
	Share capital (including premium) *US$'000*	Bank loans and other borrowings *US$'000*
At 1 January 2000	872,130	1,308,967
Net cash outflow from financing	(2,679)	(65,158)
Gain on repurchase of convertible bonds	–	(177)
Amortisation of finance costs on convertible bonds	–	5,450
Other movements	–	26,592
At 31 December 2000	869,451	1,275,674

(c) **Analysis of the balances of cash and cash equivalents**

	2001 **US$'000**	2000 *US$'000*
Cash and bank balances	**103,697**	179,809
Bank overdrafts	**(305)**	(5,137)
	103,392	174,672

At 31 December 2001, the Group's cash and bank balances of US$55,550,000 (2000: US$71,534,000) were kept in the PRC, Malaysia, Thailand, the Philippines and Myanmar. The remittance of funds out of these countries is subject to rules and regulations of foreign exchange control promulgated by the governments of the respective countries.

30 RELATED PARTY TRANSACTIONS

In addition to those connected transactions disclosed in the Report of the Directors, during the year and in the normal course of business, the Group had received hotel management and related services and royalty fees totalling US$4,148,000 (2000: US$4,980,000) from associated companies of the Group. The fees are charged by the Group at either a fixed amount or a certain percentage of the gross operating revenue/profit of the relevant companies.

31 COMMITMENTS

As at 31 December 2001, the Group and the Company had the following commitments:

(a) The Group's commitments for hotel and associated property development and renovation projects amount to approximately:

	2001	2000
	US$'000	*US$'000*
Contracted but not provided for	**21,390**	43,110
Authorised by Directors but not contracted for	**436,610**	21,001
	458,000	64,111

(b) The Group's commitments in associated companies in respect of property development projects amounting to approximately US$12,229,000 (2000: US$12,497,000).

(c) The Group's commitments under operating leases to make future aggregate minimum lease payments under non-cancellable operating leases in respect of land and buildings are as follows:

		Restated
	2001	2000
	US$'000	*US$'000*
Not later than one year	**5,629**	6,263
Later than one year and not later than five years	**15,504**	15,917
Later than five years	**86,490**	93,325
	107,623	115,505

(d) The Company had entered into currency swap contracts between Hong Kong dollars and United States dollars for US$300,000,000 for the purpose of hedging against the Company's United States dollars loans. Upon maturity of these contracts in June 2002 and August 2002, the Company will buy US$50,000,000 and US$250,000,000 upon payment of HK$387,910,000 and HK$1,948,915,000, respectively.

A subsidiary had also entered into one month swap contracts between Singapore dollars and United States dollars for S$42,246,000 at average of US$1 to S$1.8353 to hedge against its exposure to inter-group borrowings.

Notes to the Accounts

For the year ended 31 December 2001

31 COMMITMENTS (CONT'D)

(e) The Company had entered into the following HIBOR interest rate swap contracts to reduce its interest rate exposure:

- HK$2,340,000,000 one-year contracts at fixed rates between 2.525% to 2.67% maturing in October or December 2002; and

- HK$2,700,000,000 three-year contracts at fixed rates between 3.735% to 4.03% maturing in November 2004.

(f) A wholly owned subsidiary of SHL entered into a Conditional Shares Sale Agreement (the "Agreement") with Kuok Brothers Sdn. Bhd. and PPB Group Berhad, companies within the Kuok Group, to acquire an aggregate of 33,200,000 fully paid ordinary shares of RM1 each representing 40% equity interest in Tanjong Aru Hotel Sdn. Bhd. which owns Shangri-La's Tanjung Aru Resort, Kota Kinabalu, for a total cash consideration of RM61,420,000 (equivalent to US$16,163,000). A 10% deposit was paid upon signing of the Agreement and the balance of 90% is payable only upon completion of the transaction. Completion of the transaction is conditional upon the receipt of regulatory approvals and waivers which are still pending.

(g) A wholly owned subsidiary of SHL entered into a Sale and Purchase of Shares Agreement for the acquisition of the remaining 12,000,000 fully paid ordinary shares of S$1 each representing 40% equity interest in Sentosa Beach Resort Pte Ltd ("SEN") from its minority shareholder, Mr Prajogo Pangestu, for a total cash consideration of S$14,160,000 (equivalent to US$7,669,000). This acquisition has not yet completed up to the date of this report. Mr Pangestu is a connected person of the Company by virture of his being a substantial shareholder and an alternate director of SEN.

(h) SHMB entered into a Conditional Shares Sale Agreement with PPB Group Berhad, a company within the Kuok Group, to acquire a further 25% equity interest in Pantai Dalit Beach Resort Sdn. Bhd. ("PDBR") for a cash consideration of RM28,688,000 (equivalent to US$7,549,000). The acquisition was completed on 25 January 2002. The details of such acquisition are set out in note 35(a).

(i) A wholly owned subsidiary of the Company entered into a joint venture agreement to form the company, Zhongshan Shangri-La Hotel Co., Ltd. ("ZSH"), for the Shangri-La Hotel, Zhongshan development project in the Mainland China. The Group's total capital commitment is US$8,318,000, being 51% of the total registered capital. The details of this capital investment are set out in note 35(b).

32 CONTINGENT LIABILITIES AND CHARGES OVER ASSETS

(a) Contingent liabilities

As at 31 December 2001, contingent liabilities of the Group and the Company were as follows:

(i) The Company executed proportionate guarantees in favour of banks for securing banking facilities granted to certain subsidiaries and associated companies. The utilised amount of such facilities covered by the Company's guarantees for the subsidiaries and associated companies, and which also represented the financial exposure of the Company at the balance sheet date, amounts to US$979,826,000 (2000: US$996,927,000) and US$29,759,000 (2000: US$29,759,000) respectively.

(ii) The Group executed guarantees in favour of banks for securing banking facilities granted to certain associated companies. The utilised amount of such facilities covered by the Group's guarantees for these associated companies at the balance sheet date amounts to US$47,382,000 (2000: US$57,680,000).

(b) Charges over assets

As at 31 December 2001, bank loans and banking facilities of two subsidiaries amounting to US$35,047,000 (2000: US$44,909,000) were secured by charges over certain hotel properties and other fixed assets of these two subsidiaries with net book values totalling US$87,346,000 (2000: US$94,072,000) and other assets totalling US$7,166,000 (2000: US$6,812,000). Bank loan of a subsidiary amounting to US$700,000 (2000: Nil) was secured by charges over other investment of this subsidiary with net book values totalling US$6,948,000.

Apart from the aforesaid, neither the Group nor the Company had any material contingent liabilities or charges as at 31 December 2001.

Notes to the Accounts

For the year ended 31 December 2001

33 GROUP STRUCTURE – PRINCIPAL SUBSIDIARIES AND ASSOCIATED COMPANIES

(a) At 31 December 2001, the Company held interests in the following principal subsidiaries:

Name	Place of establishment/ operation	Paid up/ Issued capital	Percentage holding in the voting shares Direct	Indirect	Nature of business
Seanoble Assets Limited	The British Virgin Islands	Ordinary HK$578,083,745	100	-	Investment holding
Shangri-La Hotel (Kowloon) Limited	Hong Kong	Ordinary HK$2 Non-voting deferred HK$10,000,000	-	100	Hotel ownership and operation
Shangri-La International Hotels (Pacific Place) Limited	Hong Kong	Ordinary HK$5,000 Non-voting deferred HK$10,000,000	-	80	Hotel ownership and operation
* Shenzhen Shangri-La Hotel Limited	The People's Republic of China	Registered capital US$32,000,000	-	51.30	Hotel ownership and operation
* Beihai Shangri-La Hotel Ltd.	The People's Republic of China	Registered capital US$16,000,000	-	97	Hotel ownership and operation
* Shanghai Pu Dong New Area Shangri-La Hotel Co., Ltd.	The People's Republic of China	Registered capital US$47,000,000	-	100	Hotel ownership and operation
* Shenyang Traders Hotel Ltd.	The People's Republic of China	Registered capital US$28,334,000	-	97	Hotel ownership and operation
* Changchun Shangri-La Hotel Co., Ltd.	The People's Republic of China	Registered capital RMB167,000,000	-	90	Hotel ownership and operation and real estate operation
* Qingdao Shangri-La Hotel Co., Ltd.	The People's Republic of China	Registered capital US$18,334,000	-	100	Hotel ownership and operation and real estate development and operation
* Dalian Shangri-La Hotel Co., Ltd.	The People's Republic of China	Registered capital US$36,666,670	-	90	Hotel ownership and operation

Notes to the Accounts

For the year ended 31 December 2001

33 GROUP STRUCTURE – PRINCIPAL SUBSIDIARIES AND ASSOCIATED COMPANIES (CONT'D)

(a) At 31 December 2001, the Company held interests in the following principal subsidiaries: (Cont'd)

Name	Place of establishment/ operation	Paid up/ Issued capital	Percentage holding in the voting shares Direct	Indirect	Nature of business
* Dalian Kerry Real Estate Development Co., Ltd.	The People's Republic of China	Registered capital US$18,666,670	-	100	Real estate development and operation
* Xian Shangri-La Golden Flower Hotel Co., Ltd	The People's Republic of China	Registered capital US$12,000,000	-	100	Hotel ownership and operation
* Harbin Shangri-La Hotel Co., Ltd.	The People's Republic of China	Registered capital US$21,860,000	-	95	Hotel ownership and operation
* Wuhan Kerry Real Estate Development Co., Ltd.	The People's Republic of China	Registered capital US$6,000,000	-	92	Real estate development and operation
* Wuhan Shangri-La Hotel Co., Ltd.	The People's Republic of China	Registered capital US$26,667,000	-	92	Hotel ownership and operation
*# Fujian Kerry World Trade Centre Co., Ltd.	The People's Republic of China	Registered capital HK$180,000,000	-	95	Real estate development
*# Shanghai Ji Xiang Properties Co., Ltd.	The People's Republic of China	Registered capital US$76,000,000	-	99	Real estate development and operation
*# Tianjin Kerry Real Estate Development Co., Ltd.	The People's Republic of China	Registered capital US$11,707,000	-	90	Real estate development and operation
* Makati Shangri-La Hotel & Resort, Inc.	Philippines	Common Peso 921,948,400	-	100	Hotel ownership and operation
* Edsa Shangri-La Hotel & Resort, Inc.	Philippines	Common Peso 792,128,700	-	100	Hotel ownership and operation
* Mactan Shangri-La Hotel & Resort, Inc.	Philippines	Common Peso 272,630,000 Preferred Peso 170,741,500	-	100	Hotel ownership and operation

Notes to the Accounts

For the year ended 31 December 2001

33 GROUP STRUCTURE – PRINCIPAL SUBSIDIARIES AND ASSOCIATED COMPANIES (CONT'D)

(a) At 31 December 2001, the Company held interests in the following principal subsidiaries: (Cont'd)

Name	Place of establishment/ operation	Paid up/ Issued capital	Percentage holding in the voting shares Direct	Indirect	Nature of business
* Fiji Mocambo Limited	Fiji	Ordinary F$751,459	-	71.64	Hotel ownership and operation
* Yanuca Island Limited	Fiji	Ordinary F$1,262,196	-	71.64	Hotel ownership and operation
* Shangri-La Hotel Limited	Singapore	Ordinary S$166,140,447	-	99.11	Investment holding, hotel ownership and operation and leasing of residential and serviced apartments
* Sentosa Beach Resort Pte Ltd	Singapore	Ordinary S$30,000,000	-	59.47	Hotel ownership and operation
* Shangri-La Hotels (Malaysia) Berhad	Malaysia	Ordinary RM440,000,000	-	55.12	Investment holding and hotel ownership and operation
* Shangri-La Hotel (KL) Sdn Bhd	Malaysia	Ordinary RM150,000,000	-	55.12	Hotel ownership and operation
* Golden Sands Beach Resort Sdn Bhd	Malaysia	Ordinary RM6,000,000	-	55.12	Hotel ownership and operation
* Komtar Hotel Sdn Bhd	Malaysia	Ordinary RM6,000,000	-	33.07	Hotel ownership and operation
* Pantai Dalit Beach Resort Sdn Bhd	Malaysia	Ordinary RM135,000,000	-	52.34	Hotel and golf club ownership and operation
* UBN Tower Sdn Bhd	Malaysia	Ordinary RM500,000	-	55.12	Property investment and office management
* UBN Holdings Sdn Bhd	Malaysia	Ordinary RM45,000,000	-	55.12	Investment holding and property investment

33 GROUP STRUCTURE – PRINCIPAL SUBSIDIARIES AND ASSOCIATED COMPANIES (CONT'D)

(a) At 31 December 2001, the Company held interests in the following principal subsidiaries: (Cont'd)

Name	Place of establishment/ operation	Paid up/ Issued capital	Percentage holding in the voting shares Direct	Indirect	Nature of business
* Traders Yangon Company Limited	Myanmar	Ordinary Kyat 21,600,000	-	56.14	Hotel ownership and operation
* Shangri-La Hotel Public Company Limited	Thailand	Common Baht 1,300,000,000	-	73.61	Hotel and office ownership and operation
SLIM International Limited	Cook Islands	Ordinary US$1,000	100	-	Investment holding
Shangri-La International Hotel Management Limited	Hong Kong	Ordinary HK$10,000,000	-	100	Hotel management, marketing, consultancy and reservation services
Shangri-La International Hotel Management B.V.	The Netherlands	Ordinary DFL40,000	-	100	Licensing use of intellectual property rights

* Subsidiaries not audited by PricewaterhouseCoopers, Hong Kong.

\# Subsidiaries which are under various stages of real estate and hotel development and have not yet commenced business operations as at the balance sheet date.

Notes to the Accounts

For the year ended 31 December 2001

33 GROUP STRUCTURE – PRINCIPAL SUBSIDIARIES AND ASSOCIATED COMPANIES (CONT'D)

(b) At 31 December 2001, the Group held interests in the following principal associated companies:

Name	Place of establishment/ operation	Percentage holding in the registered capital by the Group	Nature of business
China World Trade Center Ltd.	The People's Republic of China	50	Hotel ownership and operation and property investment
Beijing Shangri-La Hotel Ltd.	The People's Republic of China	49	Hotel ownership and operation
Hangzhou Shangri-La Hotel Ltd.	The People's Republic of China	45	Hotel ownership and operation
Seacliff Limited	The People's Republic of China	30	Hotel ownership and operation and property investment
PT Swadharma Kerry Satya	Jakarta, Indonesia	25	Hotel ownership and operation
Beijing Jia Ao Real Estate Development Co., Ltd.	The People's Republic of China	23.75	Real estate development and operation
Beijing Kerry Centre Hotel Co., Ltd.	The People's Republic of China	23.75	Hotel ownership and operation
Shanghai Xin Ci Hou Properties Co., Ltd	The People's Republic of China	24.75	Real estate development and operation
Cuscaden Properties Pte Ltd	Singapore	40.48	Hotel ownership and operation and property investment
Johdaya Karya Sdn Bhd	Malaysia	36.36	Property investment

All associated companies except Seacliff Limited were not audited by PricewaterhouseCoopers, Hong Kong.

33 GROUP STRUCTURE – PRINCIPAL SUBSIDIARIES AND ASSOCIATED COMPANIES (CONT'D)

(c) The above tables list out the subsidiaries and associated companies of the Company as at 31 December 2001 which, in the opinion of the Directors, principally affected the results for the year or form a substantial portion of the net assets of the Group. To give details of other subsidiaries and associated companies would, in the opinion of the Directors, result in particulars of excessive length.

(d) Details of a material associated company, China World Trade Center Ltd., as at 31 December 2001 pursuant to SSAP 10 "Accounting for investments in associates", after making appropriate adjustments to conform with the group accounting policies, are as follows:

(i) *Summarised profit and loss account*

	Year ended 31 December	
	2001	2000
	US$'000	*US$'000*
Turnover	**147,449**	128,718
Profit before taxation	**72,733**	62,263
Taxation	**(11,658)**	(14,351)
Profit after taxation	**61,075**	47,912
Minority interests	**(6,788)**	(6,818)
Profit attributable to shareholders	**54,287**	41,094
Depreciation and amortisation	**1,850**	2,960
Profit after taxation attributable to the group	**27,144**	20,547

(ii) *Summarised assets and liabilities*

	As at 31 December	
	2001	2000
	US$'000	*US$'000*
Fixed assets	**1,305,009**	1,275,607
Deferred tax assets	**6,472**	33,099
Current assets	**116,261**	138,803
Current liabilities	**(265,278)**	(142,805)
Net current liabilities	**(149,017)**	(4,002)
Long-term liabilities	**–**	(184,045)
Net assets and minority interests	**1,162,464**	1,120,659

Notes to the Accounts

For the year ended 31 December 2001

34 HOTEL AND INVESTMENT PROPERTIES OF SUBSIDIARIES AND ASSOCIATED COMPANIES

(a) Details of hotel and investment properties of the Company's subsidiaries are as follows:

Address	Existing use	Lease term
Kowloon Shangri-La, Hong Kong 64 Mody Road, Tsimshatsui East, Kowloon, Hong Kong	Hotel operation	Long lease
Island Shangri-La, Hong Kong Pacific Place, 88 Queensway, Central, Hong Kong	Hotel operation	Medium lease
Shangri-La Hotel, Shenzhen Shenzhen East Side, Railway Station, Jianshe Road, Shenzhen 518001, The People's Republic of China	Hotel operation	Medium lease
Shangri-La Hotel, Beihai 33 Chating Road, Beihai, Guangxi 536007, The People's Republic of China	Hotel operation	Medium lease
Pudong Shangri-La, Shanghai 33 Fu Cheng Lu, Pudong New Area, Shanghai 200120, The People's Republic of China	Hotel operation	Medium lease
Traders Hotel, Shenyang 68 Zhong Hua Road, He Ping District, Shenyang 110001, The People's Republic of China	Hotel operation	Long lease
Shangri-La Hotel, Changchun 9 Xian Road, Changchun 130061, The People's Republic of China	Hotel operation and commercial and residential rental	Long lease
Shangri-La Hotel, Qingdao 9 Xiang Gang Zhong Lu, Qingdao 266071, The People's Republic of China	Hotel operation	Medium lease
Shangri-La Hotel, Dalian 66 Renmin Road, Dalian 116001, The People's Republic of China	Hotel operation	Medium lease
Dalian Century Tower Apartments 66 Renmin Road, Dalian 116001, The People's Republic of China	Residential rental	Medium lease

Notes to the Accounts

For the year ended 31 December 2001

34 HOTEL AND INVESTMENT PROPERTIES OF SUBSIDIARIES AND ASSOCIATED COMPANIES (CONT'D)

(a) Details of hotel and investment properties of the Company's subsidiaries are as follows: (Cont'd)

Address	Existing use	Lease term
Shangri-La Golden Flower Hotel, Xian 8 Chang Le Road West, Xian 710032, Shaanxi, The People's Republic of China	Hotel operation	Medium lease
Shangri-La Hotel, Harbin 555 You Yi Road, Dao Li District, Harbin 150018, The People's Republic of China	Hotel operation	Medium lease
Shangri-La Hotel, Wuhan No. 700, Jianshe Avenue, Hankou, Wuhan 430015, The People's Republic of China	Hotel operation	Medium lease
Makati Shangri-La, Manila Ayala Avenue, corner Makati Avenue, Makati City, Metro Manila 1200, The Philippines	Hotel operation	Medium lease
Edsa Shangri-La, Manila 1 Garden Way, Ortigas Center, Mandaluyong City 1650, Metro Manila, The Philippines	Hotel operation	Medium lease
Shangri-La's Mactan Island Resort, Cebu Punta Engano Road, Mactan Island, Cebu, The Philippines	Hotel operation	Medium lease
Shangri-La's Fijian Resort, Yanuca Island Yanuca Island, Sigatoka, Nadroga, Fiji	Hotel operation	Long lease
Fiji Mocambo, Nadi Namaka Hill, Nadi, Fiji	Hotel operation	Long lease
Shangri-La Hotel, Singapore 22 & 28 Orange Grove Road, Singapore 258350	Hotel operation	Freehold
Shangri-La Apartments, Singapore 1 Anderson Road, Singapore 259983	Residential rental	Freehold

Notes to the Accounts

For the year ended 31 December 2001

34 HOTEL AND INVESTMENT PROPERTIES OF SUBSIDIARIES AND ASSOCIATED COMPANIES (CONT'D)

(a) Details of hotel and investment properties of the Company's subsidiaries are as follows: (Cont'd)

Address	Existing use	Lease term
Shangri-La Residences, Singapore No.1A Lady Hill Road, Singapore 258685	Residential rental	Freehold
Shangri-La's Rasa Sentosa Resort, Singapore 101 Siloso Road, Sentosa, Singapore 098970	Hotel operation	Long lease
Shangri-La Hotel, Kuala Lumpur UBN Complex, 11 Jalan Sultan Ismail, 50250 Kuala Lumpur, Malaysia	Hotel operation	Freehold
Shangri-La Hotel, Penang Magazine Road, 10300 Penang, Malaysia	Hotel operation	Long lease
Shangri-La's Golden Sands Resort, Penang Batu Feringgi Beach, 11100 Penang, Malaysia	Hotel operation	Freehold
Shangri-La's Rasa Sayang Resort, Penang Batu Feringgi Beach, 11100 Penang, Malaysia	Hotel operation	Freehold
Shangri-La's Rasa Ria Resort Dalit Bay Golf & Country Club, Sabah Pantai Dalit, 89208 Tuaran, Sabah, Malaysia	Hotel and golf club operation	Long lease
UBN Tower, Kuala Lumpur UBN Complex, 10 Jalan P Ramlee, 50250 Kuala Lumpur, Malaysia	Office and commercial rental	Freehold
UBN Apartments, Kuala Lumpur UBN Complex, 10 Jalan P Ramlee, 50250 Kuala Lumpur, Malaysia	Residential rental	Freehold

34 HOTEL AND INVESTMENT PROPERTIES OF SUBSIDIARIES AND ASSOCIATED COMPANIES (CONT'D)

(a) Details of hotel and investment properties of the Company's subsidiaries are as follows: (Cont'd)

Address	Existing use	Lease term
Traders Hotel, Yangon 223 Sule Pagoda Road, Yangon, Myanmar	Hotel operation	Medium lease
Shangri-La Hotel, Bangkok 89 Soi Wat Suan Plu, New Road, Bangrak, Bangkok 10500, Thailand	Hotel operation and office rental	Freehold

(b) Details of hotel and investment properties of the operating associated companies are as follows:

Address	Existing use	Lease term
China World Trade Center 1 Jian Guo Men Wai Avenue, Beijing 100004, The People's Republic of China	Hotel operation and office, commercial, residential and exhibition hall space rental	Medium lease
Shangri-La Hotel, Beijing 29 Zizhuyuan Road, Beijing 100089, The People's Republic of China	Hotel operation	Short lease
Shangri-La Hotel, Hangzhou 78 Beishan Road, Hangzhou 310007, The People's Republic of China	Hotel operation	Medium lease
Shanghai Centre 1376 Nanjing Xi Lu, Shanghai 200040, The People's Republic of China	Hotel operation and office, commercial, residential and exhibition hall space rental	Medium lease
Shangri-La Hotel, Jakarta Kota BNI, Jalan Jend Sudirman Kav. 1, Jakarta 10220, Indonesia	Hotel operation	Medium lease
Beijing Kerry Centre 1 Guanghua Road, Chaoyang District, Beijing 100020, The People's Republic of China	Hotel operation and office, commercial and residential rental	Medium lease

Notes to the Accounts

For the year ended 31 December 2001

34 HOTEL AND INVESTMENT PROPERTIES OF SUBSIDIARIES AND ASSOCIATED COMPANIES (CONT'D)

(b) Details of hotel and investment properties of the operating associated companies are as follows: (Cont'd)

Address	Existing use	Lease term
Shanghai Kerry Centre No. 1515 Nanjing Road West, Jingan District, Shanghai 200040, The People's Republic of China	Office, commercial and residential rental	Medium lease
Traders Hotel, Singapore 1A Cuscaden Road, Singapore 249716	Hotel operation	Long lease
Tanglin Mall, Singapore 163 Tanglin Road, Singapore 247933	Commercial rental	Long lease
Tanglin Place, Singapore 91 Tanglin Road, Singapore 247918	Commercial rental	Freehold
Part of City Square, Johor Bahru Johor, Malaysia	Commercial rental	Long lease

35 SUBSEQUENT EVENTS

(a) SHMB entered into a Conditional Shares Sale Agreement with PPB Group Berhad to acquire 33,750,000 ordinary shares of RM1 each representing 25% equity interest in PDBR for a cash consideration of RM28,688,000 (equivalent to US$7,549,000).

The acquisition was completed on 25 January 2002. As a result, SHMB's effective equity interest in PDBR has increased from 50% to 75%. The Group's effective equity interest in PDBR has increased from 52.34% to 66.34% considering that SHL, which holds 25% equity interest in PDBR, is now a wholly owned subsidiary of the Company (note (d)).

(b) Subsequent to the year end, on 11 March 2002, a wholly owned subsidiary of the Company has invested US$8,318,000 into ZSH after obtaining the requisite local government approval and business licence. The invested amount represented 51% of the total registered capital of ZSH.

35 SUBSEQUENT EVENTS (CONT'D)

(c) Subsequent to the year end, the Group has entered into the following agreements for new bank loan facilities totalling HK$4,100,000,000 to refinance its borrowings due in 2002 and to meet the requirement of its capital commitment:

- a five-year HK$500,000,000 unsecured bank loan facility on 11 February 2002.
- five-year HK$300,000,000 and seven-year HK$300,000,000 unsecured bank loan facilities on 19 February 2002.
- a five-year HK$3,000,000,000 unsecured loan agreement with a consortium of banks on 15 March 2002.

These loans are at variable rates of interest at spreads over HIBOR.

(d) On 4 March 2002, the High Court of Singapore confirmed the Proposed Capital Scheme approved at the extraordinary general meeting of SHL held on 2 February 2002 to reduce the issued and paid up capital of SHL by cancelling 1,476,887 issued and fully paid ordinary shares of S$1 each, being 0.89% equity interest, in the capital of SHL held by all the minority shareholders. Upon filing of the order of the High Court with the Registry of Companies of Singapore on 5 March 2002, SHL becomes a wholly owned subsidiary of the Company. The total consideration payable by SHL to the minority shareholders for all the cancelled shares is S$5,583,000 (equivalent to US$3,064,000).

36 APPROVAL OF ACCOUNTS

The accounts were approved by the Board of Directors on 22 March 2002.